Exhibit 99.1

PROXY STATEMENT OF THE COMPANY

January 5, 2024

Shareholders of Hollysys Automation Technologies Ltd.

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Hollysys Automation Technologies Ltd. (the “Company”) to be held on February 8, 2024, at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. The attached notice of the extraordinary general meeting and proxy statement (the “Proxy Statement”) provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment thereof.

On December 11, 2023, the Company entered into an agreement and plan of merger (as it may be amended from time to time, the “Merger Agreement”) with Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), and Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) as a wholly owned subsidiary of Parent. At the extraordinary general meeting you will be asked to consider and vote upon: (a) a proposal to authorize and approve the Merger Agreement, the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, and the transactions contemplated by the Merger Agreement, including the Merger and the Amendment of the M&A (as defined below), (b) a proposal to increase the size of the board of directors of the Company (the “Board”) and to approve the Director Appointment (as defined below), (c) a proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger, and the transactions contemplated by the Merger Agreement and (d) a proposal to adjourn the extraordinary general meeting, if necessary or appropriate, in order to allow the Company to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement. Copies of the Merger Agreement, the Articles of Merger and the Plan of Merger are attached as Annex A, Annex B and Annex C, respectively, to the accompanying Proxy Statement.

Parent and Merger Sub were formed solely for purposes of the Merger. At the effective time of the Merger (the “Effective Time”), the Surviving Company will be beneficially owned by (a) Ascendent Capital Partners III GP Limited, an exempted company incorporated under the laws of the Cayman Islands, together with the other ACP Persons (as defined in the Proxy Statement), and (b) Sinopec Capital Co., Ltd. (中国石化集团资本有限公司), together indirectly through Advanced Technology (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Rollover Securityholder”).

As of December 28, 2023, the record date of the extraordinary general meeting, the Rollover Securityholder beneficially owns 8,491,875 ordinary shares, par value US$0.001 per share of the Company (the “Shares”), which represent approximately 13.7% of the total issued and outstanding Shares. Pursuant to the terms of the rollover and support agreement (the “Support Agreement”)

i

dated as of December 11, 2023, by and between Parent and the Rollover Securityholder, among other things, the Rollover Securityholder will vote all Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, at the extraordinary general meeting of shareholders of the Company.

If the Merger is completed, the Company, as the Surviving Company, will continue its operations under the name of “Hollysys Automation Technologies Ltd.” as a privately held company and, as a result of the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market.

If the Merger is completed, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$26.50 per share in cash (the “Per Share Merger Consideration”), without interest and net of any applicable withholding taxes, except for (a) Shares owned by the Company as treasury share, or by any direct or indirect subsidiary of the Company immediately prior to the Effective Time (collectively, the “Cancelled Shares”), which will be cancelled and cease to exist without payment of any consideration, (b) Shares held by Parent or any direct or indirect subsidiary of Parent immediately prior to or at the Effective Time, including the Shares contributed by the Rollover Securityholder to Parent immediately prior to the Effective Time pursuant to the terms and conditions of the Support Agreement (together with the Cancelled Shares, the “Excluded Shares”), which will be cancelled and cease to exist without payment of any consideration, (c) Shares in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Business Companies Act (as amended) (the “BVI Act”) and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive only the payment of fair value of such Dissenting Shares determined in accordance with Section 179 of the BVI Act, and (d) the Company Restricted Share Awards, which will be treated as described below.

In addition, at the Effective Time, the Company will (a) terminate the Company’s 2015 Equity Incentive Plan (as amended from time to time, the “Company Share Plan”) and all relevant award agreements entered into under the Company Share Plan; and (b) cancel all outstanding share options to purchase Shares granted by the Company pursuant to the Company Share Plan (the “Company Options”) unexercised, whether or not vested or exercisable, and all outstanding awards of restricted Shares issued by the Company pursuant to the Company Share Plan (the “Company Restricted Share Awards”), whether or not vested. As soon as practicable after the Effective Time, (i) each Company Option that will have become vested on or prior to the closing date of the Merger and remains outstanding (each, a “Vested Company Option”) and is cancelled at the Effective Time will be exchanged for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash, equal to the product of (A) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option, multiplied by (B) the number of Shares underlying such Vested Company Option; (ii) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) and is cancelled at the Effective Time will be exchanged for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option; (iii) each Company Restricted Share Award that will have become vested on or prior to the closing date of the Merger and remains outstanding (each, a “Vested Company Restricted Share Award”) and is cancelled at the Effective Time will be exchanged for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (iv) each Company Restricted Share Award that is not a Vested Company Restricted Share Award (each, an “Unvested Company Restricted Share Award”) and is cancelled at the Effective Time will be exchanged for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Pursuant to the Merger Agreement, the Company is required to include proposals to increase the size of the Board to create three additional director seats and nominate three individuals proposed by Parent who meet the “independent” requirement for directors under the applicable Nasdaq rules as independent directors to the Board (the “Director Appointment”) at the extraordinary general meeting of shareholders of the Company. Such proposals are included in the accompanying Proxy Statement and you will be asked to consider and vote upon such proposals at the extraordinary general meeting.

A special committee (the “Special Committee”) of the Board, composed solely of independent directors, reviewed and considered the terms and conditions of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment. On December 11, 2023, the Special Committee unanimously (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) recommended that the Board authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) recommended that the Board submit the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, to the shareholders of the Company for approval and authorization at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment.

On December 11, 2023, the Board, after carefully considering all relevant factors, including the determination and recommendation of the Special Committee, (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Articles of Merger and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) resolved to direct that the authorization and approval of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment.

After careful consideration and upon the unanimous recommendation of the Special Committee composed solely of independent directors, the Board authorized and approved the Merger Agreement, the Articles of Merger and the Plan of Merger and recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including (a) the Merger, (b) the Director Appointment and (c) upon the Merger becoming effective, the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached as Annex D to the accompanying Proxy Statement (the “Amendment of the M&A”), FOR the proposal to authorize and instruct each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger, and the

transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and FOR the proposal to adjourn the extraordinary general meeting, if necessary or appropriate, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions (collectively, the “Merger Proposals”).

The accompanying Proxy Statement provides detailed information about the Merger, the Director Appointment, the Amendment of the M&A and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of Shares you own, your vote is very important. In order for the Merger to be completed, the Merger Agreement, the Articles of Merger and the Plan of Merger must be authorized and approved by the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline for shareholders to lodge their proxies is February 7, 2024 at 5:00 p.m. (Eastern Time). If you are a beneficial owner holding through a bank, broker or other nominee, such nominee will set an earlier deadline for receipt of your instructions—please carefully review the voting instructions your custodian provides for the applicable voting deadline. Each shareholder has one vote for each Share held as of the close of business in the British Virgin Islands on December 28, 2023.

Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting has undertaken to demand poll voting at the meeting.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a legal proxy issued in your name. If you submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR each of the Merger Proposals, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Registered holders of the Shares who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to the accompanying Proxy Statement. The fair value of your Shares as determined under the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112 of the accompanying Proxy Statement).

If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or Proxy Statement. Any representation to the contrary is a criminal offense.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

/s/ Kok Peng TEH	/s/ Li QIAO
Kok Peng TEH	Li Qiao
Member of the Special Committee	Chairwoman of the Board

The accompanying Proxy Statement is dated January 5, 2024 and is first being mailed to the Company’s shareholders on or about January 5, 2024.

If you have any questions or need assistance voting your Shares, please contact Morrow Sodali LLC at

(800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

February 8, 2024 at 10:00 a.m. (Hong Kong time)

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Hollysys Automation Technologies Ltd. (referred to herein alternately as “the Company,” “us,” “we” or other terms correlative thereto), will be held on February 8, 2024, at 10:00 a.m. (Hong Kong time) at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong.

Only registered holders of ordinary shares of the Company, par value US$0.001 per share (each, a “Share”), at the close of business in the British Virgin Islands on December 28, 2023 (the “Record Date”) or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions (i) to (vii), which are hereinafter defined as the “Merger Proposals”:

As described below and in the accompanying Proxy Statement,

the Board recommends that you vote FOR each of the Merger Proposals

(i)

Proposal No. 1: THAT the agreement and plan of merger, dated as of December 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (such Merger Agreement being in the form attached as Annex A to the accompanying Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting), the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (such Articles of Merger and Plan of Merger being substantially in the forms attached as Annex B and Annex C, respectively, to the accompanying Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) as a wholly owned subsidiary of Parent, and any and all transactions contemplated by the Merger Agreement, including: (a) the Merger and (b) upon the Merger becoming effective, the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached as Annex D to the accompanying Proxy Statement (the “Amendment of the M&A”), be authorized and approved;

(ii)

Proposal No. 2: THAT Article 14.1 of the articles of association of the Company be deleted in its entirely and replaced with the following: “Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one and not more than eight (8)”;

(iii)

Proposal No. 3: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Guanghua Miao be and is hereby appointed as a director on the board of directors of the Company (the “Board”), with immediate effect;

(iv)	Proposal No. 4: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Ding Wei be and is hereby appointed as a director on the Board, with immediate effect;

(v)

Proposal No. 5: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Dennis Demiao Zhu be and is hereby appointed as a director on the Board, with immediate effect, (the foregoing (ii), (iii), (iv) and (v) collectively, the “Director Appointment”);

(vi)

Proposal No. 6: THAT each of the directors and officers of the Company be authorized and instructed to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A; and

(vii)

Proposal No. 7: THAT the extraordinary general meeting be adjourned, if necessary or appropriate, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions.

Please refer to the accompanying Proxy Statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of a special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company, composed solely of independent directors, the Board (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger, and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Articles of Merger and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) resolved to direct that the authorization and approval of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment. The Board recommends that you vote FOR each of the Merger Proposals.

In order for the Merger to be completed, the Merger Agreement, the Articles of Merger and the Plan of Merger must be authorized and approved by the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting. Approval of the other Merger Proposals set forth herein also requires the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

Advanced Technology (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Rollover Securityholder”) has entered into a rollover and support agreement, dated as of December 11, 2023, with Parent, pursuant to which the Rollover Securityholder has agreed to, subject to the terms and conditions set forth therein and among other obligations, vote in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment. As of the Record Date, the Rollover Securityholder beneficially owns 8,491,875 Shares, which represent approximately 13.7% of the total issued and outstanding Shares.

Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. If you are a registered shareholder, your proxy card, to be valid, must be completed, signed and returned in the envelope provided (or to the address indicated on the proxy card) so that it is received no later than February 7, 2024 at 5:00 p.m. (Eastern Time). If you are a “beneficial owner,” holding shares through a bank, broker or other nominee, such nominee will set an earlier deadline for receipt of your instructions—please carefully review the voting instructions your custodian provides for the applicable voting deadline.

The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting as the chairman of the meeting has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the British Virgin Islands on the Record Date. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a legal proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholders. If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR each of the Merger Proposals, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Registered holders of the Shares who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Business Companies Act (as amended) (the “BVI Act”) if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to the accompanying Proxy Statement. The fair value of their Shares as determined under the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112 of the accompanying Proxy Statement).

If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, please contact Morrow Sodali LLC at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

The Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment are described in the accompanying Proxy Statement. Copies of the Merger Agreement, the Articles of Merger and the Plan of Merger are included as Annex A, Annex B and Annex C, respectively, to the accompanying Proxy Statement. We urge you to read the entire accompanying Proxy Statement carefully.

Notes:

1.

Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2.

The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.

The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5.

Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by the Company at the principal office of the Company at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, the People’s Republic of China, Attention: Chuan (Arden) XIA, Tel: (8610) 5898 1386, Email: xiachuan@hollysys.com), at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Li Qiao
Li Qiao
Chairwoman of the Board
January 5, 2024

PROXY STATEMENT

Dated January 5, 2024

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of Hollysys Automation Technologies Ltd. can be voted at the extraordinary general meeting by promptly submitting your proxy card or voting instruction form (as applicable) or by contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction form forwarded by your broker, bank or other nominee to see which voting options are available and what their deadline is for receiving your instructions. You may also contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting. Your bank, broker or other nominee cannot vote on any of the proposals without your instructions.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your proxy will be voted FOR each of the Merger Proposals at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy materials, please contact Morrow Sodali LLC at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

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TABLE OF CONTENTS

SUMMARY TERM SHEET	14
The Parties Involved in the Merger	14
The Merger	15
Merger Consideration	15
Treatment of Company Options and Company Restricted Share Awards	16
Director Appointment	16
Record Date and Voting	17
Shareholder Vote Required to Authorize and Approve the Merger	17
Shareholder Vote Required to Authorize and Approve the Director Appointment	17
Voting Information	17
Dissenters’ Rights of Shareholders	17
Effect of Merger on the Company	18
Recommendations of the Special Committee and the Board	18
Financing of the Merger	19
Limited Guarantee	19
Support Agreement	19
Opinion of the Special Committee’s Financial Advisor	19
Interests of the Company’s Executive Officers and Directors in the Merger	20
Go Shop	20
No Solicitation of Acquisition Proposals	21
Conditions to the Merger	21
Termination of the Merger Agreement	22
Termination Fees	23
U.S. Federal Income Tax Considerations	24
Material PRC Income Tax Consequences	24
Material British Virgin Islands Tax Consequences	24
Regulatory Matters	24
Litigation Related to the Merger	25
Market Price of the Shares	25
Accounting Treatment of the Merger	25
Remedies and Limitation on Liability	25
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING	27
THE MERGER	34
Background of the Merger	34
Reasons for the Merger and Recommendation of the Special Committee and the Board	56
Certain Financial Projections	61
Opinion of the Special Committee’s Financial Advisor	64
Director Appointment	69
Effect of Merger on the Company	69
Effects of the Merger on the Company’s Net Book Value and Net Earnings	71
Alternatives to the Merger	72
Effects on the Company if the Merger Is Not Completed	72
Financing of the Merger	73
Limited Guarantee	77
Support Agreement	77
Remedies and Limitation on Liability	77
Interests of Certain Persons in the Merger	78
Related Party Transactions	82
Litigation Relating to the Merger	82
Accounting Treatment of the Merger	82

Regulatory Matters	82
Dissenters’ Rights	83
U.S. Federal Income Tax Considerations	83
Material PRC Income Tax Consequences	86
Material British Virgin Islands Tax Consequences	87
MARKET PRICE OF SHARES, DIVIDENDS AND OTHER MATTERS	88
Market Price of the Shares	88
Dividend Policy	88
THE EXTRAORDINARY GENERAL MEETING	89
Date, Time and Place of the Extraordinary General Meeting	89
Proposals to be Considered at the Extraordinary General Meeting	89
The Board’s Recommendation	90
Record Date; Shares Entitled to Vote	90
Quorum	90
Vote Required	91
Procedures for Voting	91
Proxy Holders for Registered Shareholders	92
Voting of Proxies and Failure to Vote	92
Revocability of Proxies	92
Rights of Shareholders Who Object to the Merger	92
Whom to Call for Assistance	93
Solicitation of Proxies	93
Other Business	93
THE MERGER AGREEMENT, THE ARTICLES OF MERGER AND THE PLAN OF MERGER	94
Structure and Completion of the Merger	94
Memorandum and Articles of Association; Directors and Officers of the Surviving Company	94
Merger Consideration	95
Treatment of Company Equity Awards	95
Exchange Procedures	95
Representations and Warranties	96
Conduct of Business by the Company Pending the Merger	100
Shareholders’ Meeting and Director Appointment	102
Go Shop	103
No Solicitation of Transactions after Go-Shop Period	103
Directors’ and Officers’ Indemnification and Insurance	106
Parent Financing	106
Available Cash	107
Other Covenants	107
Conditions to the Merger	107
Termination of the Merger Agreement	108
Termination Fees	110
Remedies and Limitation on Liability	110
Amendment or Waiver	111
DISSENTERS’ RIGHTS	112
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	114
FUTURE SHAREHOLDER PROPOSALS	116
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	117
WHERE YOU CAN FIND MORE INFORMATION	119
ANNEX A: AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B: ARTICLES OF MERGER	B-1
ANNEX C: PLAN OF MERGER	C-1

SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers about the Extraordinary General Meeting” highlight selected information contained in this Proxy Statement regarding the Merger and may not contain all of the information that may be important to your consideration of the Merger and the other transactions contemplated by the Merger Agreement. You should carefully read this entire Proxy Statement and the other documents to which this Proxy Statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this Proxy Statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this Proxy Statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 119. In this Proxy Statement, the terms “the Company,” “us,” “we”, “our” or other terms correlative thereto refer to Hollysys Automation Technologies Ltd. In this Proxy Statement, the term “PRC” refers to the People’s Republic of China, excluding, for the purposes of this Proxy Statement only, Hong Kong, Macau and Taiwan, and the term “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC. All references to “dollars,” “$” and “US$” in this Proxy Statement are to U.S. dollars, and all references to “RMB” in this Proxy Statement are to Renminbi, the lawful currency of the PRC.

The Parties Involved in the Merger

The Company

The Company is a business company incorporated under the laws of the British Virgin Islands and a leading automation control system solutions provider in China.

The Company’s principal executive offices are located at No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, the People’s Republic of China. The Company’s telephone number at this address is +86 10 5898 1018 and fax number is +86 10 5898 1399.

For a description of the Company’s history, development, business and organizational structure, see the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 119 for a description of how to obtain a copy of the Company’s Annual Report.

ACP Persons

Mr. Liang Meng is a citizen of Hong Kong. Ascendent Capital Partners III GP Limited (the “Buyer”), Advanced Technology (Cayman) Limited (the “Rollover Securityholder”), and Smart Automation (Cayman) Limited (“SPV 2”) are exempted companies incorporated under the laws of the Cayman Islands. Ascendent Capital Partners III GP, L.P. (“GPLP”) and Ascendent Capital Partners III, L.P. (“ACP III”) are exempted limited partnerships formed under the laws of the Cayman Islands. The Buyer is the general partner of GPLP, and GPLP is the general partner of ACP III. Skyline Automation Technologies L.P., (“Superior Fund”) is a limited partnership formed under the laws of the British Virgin Islands, for which GPLP serves as the general partner.

The Rollover Securityholder is jointly owned by ACP III and Superior Fund. SPV 2, a wholly owned subsidiary of the Rollover Securityholder, holds 100% of the equity interests in Parent.

Mr. Meng, the Buyer, GPLP, ACP III, Superior Fund, the Rollover Securityholder and SPV 2 are collectively referred to as the “ACP Persons”. The business address for each ACP Person is c/o Ascendent Capital Partners, Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong. The principal business of the ACP Persons is investment management.

Sinopec Investor

Sinopec Capital Co., Ltd. (中国石化集团资本有限公司) (the “Sinopec Investor” and, collectively with the ACP Persons, the “Participants”) is a limited liability company incorporated under the laws of People’s Republic of China, which is an investment platform jointly established in 2018 by China Petrochemical Corporation and China Petroleum & Chemical Corporation. China Petroleum & Chemical Corporation is a majority-owned subsidiary of China Petrochemical Corporation, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. The business address of Sinopec Investor is 22nd Floor, World Financial Center East Tower, 1 East 3rd Ring Middle Road, Chaoyang District, Beijing, China.

Parent and Merger Sub

Parent is an exempted company incorporated under the laws of the Cayman Islands. Merger Sub is a British Virgin Islands business company incorporated under the laws of the British Virgin Islands, which is a wholly owned subsidiary of Parent. Each of Parent and Merger Sub are formed solely for purposes of the Merger.

The Merger (Page 94)

You are being asked to vote to authorize and approve the agreement and plan of merger dated as of December 11, 2023 among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”), and the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, pursuant to which, once the Merger Agreement, the Articles of Merger and the Plan of Merger are approved and authorized by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) as a wholly owned subsidiary of Parent (such transaction, the “Merger”). The Surviving Company will continue to do business under the name “Hollysys Automation Technologies Ltd.” following the Merger. If the Merger is completed, ordinary shares, par value US$0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”) will cease to be listed on the Nasdaq Global Select Market (“Nasdaq”) and the Company will cease to be a publicly traded company, and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the U.S. Securities and Exchange Commission (the “SEC”), registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated. After the effective time of the Merger (the “Effective Time”), the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies.

Copies of the Merger Agreement, the Articles of Merger and the Plan of Merger are attached as Annex A, Annex B and Annex C, respectively, to this Proxy Statement. You should read the Merger Agreement, the Articles of Merger and the Plan of Merger in their entirety because they, and not this Proxy Statement, are the legal documents that govern the Merger.

Merger Consideration (Page 95)

Under the terms of the Merger Agreement, at the Effective Time, each Share (other than the Excluded Shares (as defined below), the Company Restricted Share Awards (as defined below) and the Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$26.50 per Share in cash (the “Per Share Merger Consideration”), without interest and net of any applicable withholding taxes.

If the Merger is completed, the following Shares will not be converted into the right to receive the consideration described in the immediate preceding sentence: (a) Shares owned by the Company as treasury share, or by any direct or indirect subsidiary of the Company immediately prior to the Effective Time (collectively, the “Cancelled Shares”), which will be cancelled and cease to exist without payment of any consideration, (b) Shares held by Parent or any direct or indirect subsidiary of Parent immediately prior to or at the Effective Time, including the Shares contributed by the Rollover Securityholder to Parent immediately prior to the Effective Time pursuant to the terms and conditions of the Support Agreement (together with the Cancelled Shares, the “Excluded Shares”), which will be cancelled and cease to exist without payment of any consideration, (c) Shares in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Business Companies Act (as amended) (the “BVI Act”) and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive only the payment of fair value of such Dissenting Shares determined in accordance with Section 179 of the BVI Act, and (d) the Company Restricted Share Awards, which will be treated as described below.

Treatment of Company Options and Company Restricted Share Awards (Page 95)

At the Effective Time, the Company will (a) terminate the Company’s 2015 Equity Incentive Plan (as amended from time to time, the “Company Share Plan”) and all relevant award agreements entered into under the Company Share Plan; and (b) cancel all outstanding share options to purchase Shares granted by the Company pursuant to the Company Share Plan (the “Company Options”) unexercised, whether or not vested or exercisable, and all outstanding awards of restricted Shares issued by the Company pursuant to the Company Share Plan (the “Company Restricted Share Awards”), whether or not vested. As soon as practicable after the Effective Time, (i) each Company Option that will have become vested on or prior to the closing date of the Merger and remains outstanding (each, a “Vested Company Option”) and is cancelled at the Effective Time will be exchanged for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash, equal to the product of (A) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option, multiplied by (B) the number of Shares underlying such Vested Company Option; (ii) each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) and is cancelled at the Effective Time will be exchanged for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option; (iii) each Company Restricted Share Award that will have become vested on or prior to the closing date of the Merger and remains outstanding (each, a “Vested Company Restricted Share Award”) and is cancelled at the Effective Time will be exchanged for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (iv) each Company Restricted Share Award that is not a Vested Company Restricted Share Award (each, an “Unvested Company Restricted Share Award”) and is cancelled at the Effective Time will be exchanged for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Director Appointment (Page 69)

Pursuant to the Merger Agreement, the Company is required to include proposals to increase the size of the board of directors of the Company (the “Board”) to create three additional director seats and nominate three individuals proposed by Parent who meet the “independent” requirement for directors under the applicable Nasdaq rules as independent directors to the Board (the “Director Appointment”) at the extraordinary general meeting. The nominees are Guanghua Miao, Ding Wei and Dennis Demiao Zhu, the biographical information of each of them is set forth in Annex H to this Proxy Statement. In addition, to facilitate the appointment of additional members to the Board, the Articles will need to be amended to increase the size of the Board.

Record Date and Voting (Page 90)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in the Company’s register of members at the close of business in the British Virgin Islands on December 28, 2023, the record date for voting Shares at the extraordinary general meeting (the “Record Date”). The deadline for shareholders at the close of business in the British Virgin Islands on the Record Date to lodge proxies with respect to the extraordinary general meeting is February 7, 2024 at 5:00 p.m. (Eastern Time). Beneficial owners of shares (i.e., through a bank, broker or other nominee) should review the instructions provided by such nominee regarding applicable earlier voting deadlines. Each holder has one vote for each Share held as of the close of business in the British Virgin Islands on the Record Date. As of the Record Date, there were 62,095,839 Shares entitled to be voted at the extraordinary general meeting. See “Summary Term Sheet—Voting Information” below.

Shareholder Vote Required to Authorize and Approve the Merger (Page 91)

In order for the Merger to be completed, the Merger Agreement, the Articles of Merger and the Plan of Merger must be authorized and approved by affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting (the “Company Requisite Vote”).

Shareholder Vote Required to Authorize and Approve the Director Appointment (Page 91)

The Director Appointment must be authorized and approved by affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

Voting Information (Page 90)

Before voting your Shares, we encourage you to read this Proxy Statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for registered shareholders to lodge proxies with respect to the extraordinary general meeting is February 7, 2024 at 5:00 p.m. (Eastern Time).

If a broker, bank or other nominee holds your Shares in “street name,” your broker, bank or other nominee should provide you with instructions on how to vote your Shares. Please carefully review these instructions, as applicable voting deadlines may vary depending on your nominee. Your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Dissenters’ Rights of Shareholders (Page 112)

At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and each holder of Dissenting Shares shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive the Per Share Merger Consideration), subject to and except for such rights as are granted for the exercise of dissenters’ rights under Section 179 of the BVI Act.

Registered holders of the Shares who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this Proxy Statement. The fair value of your Shares as determined under the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112).

If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

We encourage you to read the section of this Proxy Statement entitled “Dissenters’ Rights” as well as Annex F to this Proxy Statement carefully and to consult your British Virgin Islands legal counsel if you desire to exercise your dissenters’ rights.

Effect of Merger on the Company (Page 69)

The Shares are currently listed on Nasdaq under the symbol “HOLI.” It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by the Participants. See “The Merger—Effect of Merger on the Company” beginning on page 34 for additional information.

Following the completion of the Merger and the anticipated deregistration of the Shares, the Company will no longer be subject to the reporting requirements of the Exchange Act, or the compliance and reporting requirements of the Nasdaq and the related direct and indirect costs and expenses.

Recommendations of the Special Committee and the Board (Page 56)

The special committee of the Board, composed solely of independent directors (the “Special Committee”), evaluated the Merger in consultation with the Special Committee’s legal and financial advisors. After careful consideration, the Special Committee unanimously (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) recommended that the Board authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) recommended that the Board submit the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, to the shareholders of the Company for approval and authorization at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment.

After careful consideration and upon the unanimous recommendation of the Special Committee and after each director duly disclosed his or her interests in the transactions contemplated by the Merger Agreement, the Board recommends that you vote FOR each of the Merger Proposals.

Financing of the Merger (Page 73)

As of the date of this Proxy Statement, the Company and the Participants estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement is approximately US$1.39 billion, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Participants did not consider the value of the Excluded Shares. This amount excludes the related costs and expenses in connection with the transactions contemplated by the Merger Agreement. The Participants expect to provide this amount through a combination of sources, namely (a) the cash contributions contemplated by the equity commitment letters, dated as of December 11, 2023 (the “Equity Commitment Letters”), between Parent and each of ACP III and Superior Fund (collectively, the “Sponsors”), respectively, (b) the cash contribution contemplated by the equity commitment letter dated as of December 29, 2023 (the “Back-to-back Equity Commitment Letter”) between Parent and the Rollover Securityholder, the source of which is the subscription price contemplated by the share subscription agreement (the “Share Subscription Agreement”), dated as of December 29, 2023, between the Rollover Securityholder and the Sinopec Investor, and (c) the proceeds from the term loan facility contemplated by the commitment letter, dated as of December 11, 2023 (the “Debt Commitment Letter”), from Industrial Bank Co., Ltd. (a joint stock company incorporated in the People’s Republic of China with limited liability) Hong Kong Branch (the “Lender”) to Merger Sub. See “The Merger — Financing of the Merger” beginning on page 34 for additional information.

Limited Guarantee (Page 77)

Concurrently with the execution and delivery of the Merger Agreement, Ascendent Capital Partners III, L.P. (the “Guarantor”) executed and delivered a limited guarantee in favor of the Company (the “Limited Guarantee”). The Limited Guarantee guaranties, among other things, the payment of the termination fee under the Merger Agreement payable by Parent and certain costs and expenses, as set forth in the Merger Agreement and the Limited Guarantee, subject to the conditions set forth in the Limited Guarantee.

Support Agreement (Page 77)

Concurrently with the execution of the Merger Agreement, Parent and the Rollover Securityholder entered into a rollover and support agreement (the “Support Agreement”) pursuant to which, subject to the terms and conditions of the Support Agreement, the Rollover Securityholder has agreed (a) to vote the Company’s securities beneficially owned by it, together with any other Shares acquired (whether beneficially or of record) by the Rollover Securityholder after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Rollover Securityholder’s obligations under the Support Agreement (collectively, the “Rollover Securities”), in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement and (b) to contribute to Parent immediately prior to the Effective Time all the Rollover Securities in exchange for newly issued ordinary shares of Parent to be issued to one or more affiliates of the Rollover Securityholder. Pursuant to the Support Agreement, the Rollover Securityholder also irrevocably appointed Parent as its proxy and attorney-in-fact to vote the Rollover Securities at the extraordinary general meeting. Additionally, pursuant to the Support Agreement, the Rollover Securityholder is subject to certain transfer restrictions with respect to the Rollover Securities.

Opinion of the Special Committee’s Financial Advisor (Page 64)

In connection with the Merger, the Special Committee’s financial advisor, Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”), delivered a written opinion, dated December 11, 2023 to the Special Committee as to the fairness, from a financial point of view and as of that date, of the Per Share Merger Consideration to be received by holders of the Shares (excluding Parent and its affiliates), without regard to individual circumstances of specific holders or the securities of the Company held by such holders, nor did Deutsche Bank’s opinion address relative fairness. The full text of Deutsche Bank’s written opinion, dated December 11, 2023, which describes, among other things, assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken, is attached as Annex E to this Proxy Statement and is incorporated by reference herein in its entirety. Deutsche Bank delivered its opinion for the benefit and use of the Special Committee (in its capacity as such) in connection with and for purposes of its evaluation of the Merger. The opinion did not address any other terms of the Merger or the Merger Agreement or related documents. The Special Committee did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor did it address the fairness of the contemplated benefits of the Merger. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Merger, or any class of such persons, in connection with the Merger relative to the Per Share Merger Consideration to be received by the holders of the Shares. Deutsche Bank expressed no opinion as to the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. Deutsche Bank further expressed no opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any holder of the Shares should vote or act with respect to the Merger.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 79)

In considering the recommendations of the Board with respect to the Merger, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	cash-out of Vested Company Options and/or Vested Company Restricted Share Awards held by certain of the Company’s directors and executive officers;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company;

•

the compensation of US$50,000 per month for the chairman of the Special Committee and US$30,000 per month per member for the other members of the Special Committee, in exchange for their services in such capacity, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger; and

•

the continuation of service of certain executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements, including equity compensation, with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “The Merger – Interests of Certain Persons in the Merger” beginning on page 78 for additional information.

Go Shop (Page 103)

From December 11, 2023 until 11:59 p.m. (Hong Kong time) on the date which is fifteen days after the date of the Merger Agreement (the “Go-Shop Period End Date”), the Company and its subsidiaries and their respective representatives have the right to initiate, solicit and encourage Acquisition Proposals and to enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations (as described in “The Merger Agreement, the Articles of Merger and the Plan of Merger—Go Shop” beginning on page 103).

No Solicitation of Acquisition Proposals (Page 103)

After the Go-Shop Period End Date and until the Effective Time or, if earlier, the termination of the Merger Agreement, the Merger Agreement restricts the Company’s ability to solicit proposals, engage in discussions or negotiations, provide confidential information, or enter into any agreements, in each case, regarding an Acquisition Proposal (as described in “The Merger Agreement, the Articles of Merger and the Plan of Merger— No Solicitation of Transactions after Go-Shop Period” beginning on page 103).

Conditions to the Merger (Page 107)

The obligations of the Company, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•	the Company Requisite Vote has been obtained;

•

no order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict issued, rendered or entered by any governmental authority which prohibits, restrains, stays, makes illegal or enjoins the consummation of the transactions contemplated by the Merger Agreement remains in effect; and

•	any required regulatory approvals have expired, been terminated or obtained (as applicable).

The obligations of Parent and Merger Sub to complete the Merger are also subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•

the representations and warranties of the Company set forth in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

the Company has performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement at or prior to the closing date;

•	the holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent;

•	the aggregate amount of net cash of the Company and its subsidiaries immediately prior to the closing of the Merger will equal or exceed RMB4,700,000,000;

•

deposit accounts satisfactory to the Lender will be opened and maintained by certain of the Company’s subsidiaries, with no less than US$500,000,000 or its equivalent in aggregate maintained in such deposit accounts, provided that such amount will be increased by (a) 10% with regard to any amount maintained in such deposit accounts established within the PRC, and (b) 5% with regard to any amount maintained in such deposit accounts that is not denominated in US dollars;

•	No Material Adverse Effect has occurred since the date of the Merger Agreement;

•	Parent has received a certificate of an executive officer of the Company, dated as of the closing date, certifying that the preceding conditions have been satisfied.

The obligations of the Company to complete the Merger are also subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•

the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

each of Parent and Merger Sub has performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by, it under the Merger Agreement at or prior to the closing date; and

•	the Company has received a certificate of an executive officer of Parent, dated as of the closing date, certifying that the preceding conditions have been satisfied.

Termination of the Merger Agreement (Page 108)

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and the Company; or

•	by written notice from either Parent or the Company, if:

•

any governmental authority has enacted, issued, promulgated, enforced or entered any final and non-appealable order that has the effect of prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement, provided that this termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of such governmental order;

•

the Merger is not consummated by December 11, 2024 (such date, as it may be extended in accordance with the Merger Agreement, the “End Date”) (which date (a) may be extended by mutual written agreement of Parent and the Company and (b) is automatically extended by up to two periods of sixty days each if all closing conditions except for required regulatory approvals are satisfied and the termination of the commitment letter dated as of December 11, 2023 provided by Industrial Bank Co., Ltd. Hong Kong Branch to Merger Sub (the “Debt Commitment Letter”) is also extended to no earlier than the End Date so extended), provided that such termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of the failure of the Merger to be consummated by the End Date; or

•

the Company Requisite Vote is not obtained, provided that such termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of such failure to obtain the Company Requisite Vote; or

•	by written notice from the Company, if:

•

Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured prior to the earlier of (a) 30 days following receipt of written notice of such breach from the Company or (b) the End Date, provided that the Company will not have this termination right if it is then in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement that would result in the failure to satisfy the corresponding condition to closing;

•

(a) all of the conditions to the obligations of each party and of Parent and Merger Sub to complete the Merger (other than those conditions that by their nature are to be satisfied at the closing) have been and continue to be satisfied or waived in accordance with the Merger Agreement, (b) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the conditions to the obligations of the Company have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing), or that the Company is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Merger; and (c) Parent and Merger Sub fail to consummate the Merger within five business days following the date on which the closing should have occurred in accordance with the Merger Agreement; or

•

prior to obtaining the Company Requisite Vote, the Board, acting upon the recommendation of the Special Committee, has made a Change of Recommendation in respect of a Superior Proposal or an Intervening Event; provided that the Company has complied with all the non-solicitation requirements (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and paid in full a termination fee to Parent; or

•	by written notice from Parent, if:

•

the Company has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured prior to the earlier of (a) 30 days following receipt of written notice of such breach from Parent or (b) the End Date, provided that Parent will not have this termination right if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement that would result in the failure to satisfy the corresponding condition to closing; or

•	prior to obtaining the Company Requisite Vote, the Board or any committee thereof has made a Change of Recommendation.

Termination Fees (Page 110)

The Company is required to pay to Parent a cash termination fee in an amount equal to US$33,000,000 if the Merger Agreement is terminated by:

•

Parent, where (a) an Acquisition Proposal has been made prior to the extraordinary general meeting, (b) thereafter, the Merger Agreement is terminated by Parent and the failure of the Merger to occur by the End Date is as a result of any action or inaction on part of the Company, any of its subsidiaries or any of their respective representatives in breach of the Merger Agreement, and (c) within 12 months after the termination of the Merger Agreement, the Company or any of its subsidiaries consummates, or enters into a definitive agreement with respect to or consummates any Acquisition Proposal (for purposes of this clause, all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”).

•

Parent where the Company has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period;

•	Parent where the Board or any committee thereof has effected a Change of Recommendation; or

•	the Company where the Board, acting upon the recommendation of the Special Committee, has made a Change of Recommendation in respect of a Superior Proposal or an Intervening Event.

Parent is required to pay to the Company a cash termination fee in an amount equal to US$33,000,000 if the Merger Agreement is terminated by:

•

the Company where Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period; or

•

the Company where (a) all of the conditions to the obligations of Parent and Merger Sub to complete the Merger (other than those conditions that by their nature are to be satisfied at the closing) have been and continue to be satisfied or waived in accordance with the Merger Agreement, (b) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the conditions set forth to the obligations of the Company have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing), or that the Company is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Merger; and (c) Parent and Merger Sub fail to consummate the Merger within five business days following the date on which the closing should have occurred in accordance with the Merger Agreement.

U.S. Federal Income Tax Considerations (Page 83)

For a U.S. Holder (as defined under “The Merger—U.S. Federal Income Tax Considerations), the receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “The Merger—U.S. Federal Income Tax Considerations” beginning on page 34 for additional information. The tax consequences of the Merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, non-U.S. and other tax consequences of the Merger to you.

Material PRC Income Tax Consequences (Page 86)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of cash for the Shares by non-PRC residents should otherwise be subject to PRC income tax. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gains recognized on the receipt of cash for the Shares pursuant to the Merger by our shareholders who are not PRC residents could be treated as PRC-sourced income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals, and even in the event that the Company is not considered a resident enterprise, gains recognized on the receipt of cash for Shares will be subject to PRC income tax if the holders of such Shares are PRC residents. These rates may be reduced by an applicable income tax treaty. However, it is unclear whether in practice non-PRC holders of the Shares will be able to obtain the benefits of any applicable tax treaties if the Company is considered a resident enterprise for PRC tax purposes. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company will not withhold any PRC tax under Bulletin 7 and Bulletin 37 from the Merger consideration to be paid to holders of Shares. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences. Please see “The Merger—Material PRC Income Tax Consequences” beginning on page 34 for additional information.

Material British Virgin Islands Tax Consequences (Page 87)

There are no material tax consequences arising in the British Virgin Islands as a result of the proposed Merger.

Regulatory Matters (Page 82)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws, (b) the filing of the Articles of Merger and the Plan of Merger (and supporting documentation as specified in the BVI Act) with the Registrar of Corporate Affairs of the British Virgin Islands, (c) the completion of filing registration with or approval by the National Development and Reform Commission of the PRC (the “NDRC”), the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC or respective local branch of the foregoing with respect to the outbound direct investments by certain PRC investors of Parent in connection with the Merger (collectively, the “ODI Approval”), (d) the approval of national security review in the PRC (the “NSR Approval”), if the NDRC concludes after a pre-filing consultation process that the Merger is subject to its review under the Measures on Foreign Investment Security Review of the PRC, and (e) the submission of a report of the delisting to the China Securities Regulatory Commission within three business days after the completion of the delisting of the Company from the Nasdaq.

The Buyer has informed the Company that the process for obtaining the ODI Approval has been initiated on January 2, 2024, and the ODI Approval is expected to be obtained within three months.

The Buyer has also informed the Company that the pre-filling consultation process in connection with the NSR Approval has been initiated on January 5, 2024 and, based on the advice from the PRC counsel of the

Buyer, (a) the risk that the Merger will be subject to the NSR Approval is relatively low and (b) in the unlikely event that the Merger is determined to be subject to the NSR Approval, the risk that the Merger will not obtain clearance for the NSR Approval is low.

Litigation Related to the Merger (Page 82)

On December 6, 2023, a shareholder of the Company, Mr. Chen Xiaogang (“Mr. Chen”), initiated proceedings in the BVI courts (case number: BVIHCOM2023/0267), seeking, inter alia: (a) an order from the court under Section 86 of the BVI Act that the Board shall convene an extraordinary general meeting of the shareholders to consider the resolutions set out in the Shareholders Requisition, and give 35 days’ notice of such meeting and 10 days’ notice of the record date for voting at such meeting to the shareholders of the Company (the “Section 86 Application”); and (ii) an interim injunction restraining the Company from taking any steps to accept any of the buyout proposals that have been made to acquire the outstanding Shares until the extraordinary general meeting sought in (b) has been duly held (the “Interim Injunction Application”).

After the Company entered into the Merger Agreement on December 11, 2023, the legal representatives of Mr. Chen informed the Company on December 12, 2023 that he withdrew the Interim Injunction Application. At the hearing of the applications before the BVI courts on December 12, 2023, Mr. Chen’s legal representatives confirmed that Mr. Chen was no longer pursuing the Interim Injunction Application. Instead, Mr. Chen’s legal representative invited the Court to make an order for the Section 86 Application. The Court declined to decide on Mr. Chen’s Section 86 Application at the hearing and directed Mr. Chen to follow the process mandated by the Virgin Islands Eastern Caribbean Supreme Court Civil Procedure Rules (Revised Edition) 2023 (the “BVI Civil Procedure Rules 2023”). An affirmation has been filed on behalf of the Company on January 3, 2024, which set out the Company’s position with regard to the application. The Company opposes the Claimant’s Section 86 Application, as there is no longer the support of 30% or more of the Company’s shareholders to hold the requested special meeting.

No hearing is currently fixed for the consideration of the Section 86 Application.

Market Price of the Shares (Page 88)

The Per Share Merger Consideration of US$26.50 represents an implied premium of 42% to the unaffected price of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of the Shares during the 30 trading days through August  23, 2023.

Accounting Treatment of the Merger (Page 82)

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Remedies and Limitation on Liability (Page 110)

The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity.

While the parties may concurrently seek specific performance or other equitable relief and payment of the applicable termination fee, none of them will be permitted or entitled to receive both (a) a grant of specific performance (or other equitable relief) that results in the closing and (b) payment of the applicable termination fee.

Subject to the equitable remedies the parties may be entitled to as discussed above, the maximum aggregate liabilities of Parent, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to their respective termination fee of US$33,000,000 each, and reimbursement of certain expenses accrued in the event that Company or Parent fails to pay the applicable termination fee when due and other costs and expenses payable pursuant to the Merger Agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers briefly address some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the annexes to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement.

Q:	Why am I receiving this Proxy Statement?

A:

On December 11, 2023, the Company entered into the Merger Agreement with Parent and Merger Sub. You are receiving this Proxy Statement in connection with the solicitation of proxies by the Board in favor of the proposal to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will take place on February 8, 2024, at 10:00 a.m. (Hong Kong time) at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

(i)	to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Amendment of the M&A;

(ii)

to authorize and approve the amendment to Article 14.1 of the articles of association of the Company by deleting it in its entirely and replacing it with the following: “Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one and not more than eight (8)”;

(iii)	subject to the amendment referred to in resolution (ii) taking effect, to authorize and approve the appointment of Guanghua Miao as a director on the Board, with immediate effect;

(iv)	subject to the amendment referred to in resolution (ii) taking effect, to authorize and approve the appointment of Ding Wei as a director on the Board, with immediate effect;

(v)	subject to the amendment referred to in resolution (ii) taking effect, to authorize and approve the appointment of Dennis Demiao Zhu as a director on the Board, with immediate effect;

(vi)

to authorize and instruct each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Articles of Merger. the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment; and

(vii)

if necessary or appropriate, to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions.

Q:	How does the Board recommend that I vote?

A:	For the reasons detailed in this Proxy Statement, the Board recommends that you vote FOR each of the Merger Proposals.

Q:	What is the Merger?

A:

The Merger is a transaction pursuant to which Merger Sub will merge with and into the Company. Once the Merger Agreement is authorized and approved by the shareholders of the Company and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company as a wholly owned subsidiary of Parent after the Merger. If the Merger is completed, the Company will be a privately held company beneficially owned by the Participants, and as a result of the Merger, the Shares will no longer be listed on the Nasdaq, and the Company will cease to be a publicly traded company.

Q:	What will I receive in the Merger if I own Shares (that are not Excluded Shares)?

A:

If you own Shares and the Merger is completed, you will be entitled to receive US$26.50 in cash, without interest and net of any applicable withholding taxes, for each Share (other than Excluded Shares and Company Restricted Share Awards) you own immediately prior to the Effective Time (unless you validly exercise and have not effectively waived, withdrawn, forfeited, failed to perfect or lost your dissenters’ rights under Section 179 of the BVI Act with respect to the Merger, in which event you will be entitled to the fair value of each Share determined in accordance with Section 179 of the BVI Act).

Please see “The Merger U.S. Federal Income Tax Considerations,” “The Merger—Material PRC Income Tax Consequences” and “The Merger—Material British Virgin Islands Tax Consequences” beginning on page 83 for a more detailed description of the tax consequences of the Merger. You should consult with your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local, non-U.S. and other taxes.

Q:	How will the Company’s options be treated in the Merger?

A:

At the Effective Time, (a) each Vested Company Option will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option multiplied by (ii) the number of Shares underlying such Vested Company Option; and (b) each Unvested Company Option will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

Q:	How will the Company’s restricted share awards be treated in the Merger?

A:

At the Effective Time, (a) each Vested Company Restricted Share Award will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (b) each Unvested Company Restricted Share Award will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Q:	What effects will the Merger have on the Company?

A:

As a result of the Merger, the Company will cease to be a publicly-traded company and will be beneficially owned by the Participants. Your Shares in the Company will be cancelled, and you will no longer have any interest in the Company’s future earnings or growth. Following consummation of the Merger, the registration of the Shares and the Company’s reporting obligations with respect to the Shares under the Exchange Act will be terminated upon application to the SEC. In addition, upon completion of the Merger, the Shares will no longer be listed or traded on any stock exchange, including the Nasdaq.

Q:	When do you expect the Merger to be consummated?

A:

We are working towards completing the Merger as quickly as possible and it is currently expected that the Merger will be completed during the first quarter of 2024, assuming required regulatory approvals are timely obtained and all other conditions to the Merger will have been satisfied or waived. However, we cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived.

Q:	What happens if the Merger is not consummated?

A:

If the Company’s shareholders do not authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Shares pursuant to the Merger Agreement nor will the holders of any Vested Company Options or Vested Company Restricted Share Award receive any payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company and the Shares will continue to be listed and traded on the Nasdaq, provided that the Company continues to meet Nasdaq’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares.

Under specified circumstances in which the Merger Agreement is terminated, the Company may be required to pay Parent a termination fee, or Parent may be required to pay the Company a termination fee, in each case, as described under the caption “The Merger Agreement, the Articles of Merger and the Plan of Merger—Termination Fees” beginning on page 110.

Q:	After the Merger is consummated, how will I receive the Merger consideration for my Shares?

A:

If you are a registered holder of the Shares, promptly after the Effective Time, a paying agent appointed by Parent or the Surviving Company will mail you (a) a letter of transmittal specifying how the delivery of the Merger consideration to you will be effected and (b) instructions for effecting the surrender of share certificates in exchange for the applicable Merger consideration. You will receive cash for your Shares from the paying agent after you comply with these instructions. Upon surrender of your share certificates or a declaration of loss through making an affidavit, you will receive an amount equal to the number of your Shares multiplied by US$26.50 in cash, without interest and net of any applicable withholding tax, in exchange for the cancellation of your Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding if the paying agent has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the Merger consideration for those Shares.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement, the Articles of Merger and the Plan of Merger?

A:

In order for the Merger to be consummated, the Merger Agreement, the Articles of Merger and the Plan of Merger must be authorized and approved by the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

At the close of business in the British Virgin Islands on December 28, 2023, the Record Date for the extraordinary general meeting, 62,095,839 Shares were issued and outstanding and entitled to vote at the extraordinary general meeting.

Pursuant to the Support Agreement, among other things, the Rollover Securityholder has agreed to vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment. As of the Record Date, the Rollover Securityholder beneficially owns 8,491,875 Shares, which represent approximately 13.7% of the total issued and outstanding Shares.

Q:	What vote of the Company’s shareholders is required to approve the Director Appointment?

A:

The Director Appointment must be authorized and approved by an affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:

The proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies must be authorized and approved by an affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

Q:	How does the Board recommend that I vote on the proposals relating to the Merger?

A:	After careful consideration and upon the unanimous recommendation of the Special Committee, the Board recommends that you vote FOR each of the Merger Proposals.

You should read “The Merger—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 56 for a discussion of the factors that the Special Committee and the Board considered in deciding to recommend the approval of the Merger Agreement.

Q:	Do any of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

A:

Yes. Some of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “The Merger—Interests of Certain Persons in the Merger” beginning on page 78 for a more detailed discussion of how some of the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally.

Q:	Am I entitled to dissenters’ rights?

A:

Yes. Registered holders of Shares who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this Proxy Statement. The fair value of each of their Shares as determined under the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112).If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

We encourage you to read the section of this Proxy Statement entitled “Dissenters’ Rights” beginning on page 112 as well as “Annex F—Section 179 of the BVI Business Companies Act” to this Proxy Statement carefully and to consult your own British Virgin Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	Is any proposal conditioned upon any other proposal?

A:

Yes. Each of Proposals Nos. 3 to 5 is conditioned on the adoption of Proposal No. 2. If Proposal No. 2 is not adopted, Proposals Nos. 3 to 5 will have no effect and all votes on such proposals will be disregarded.

Other proposals are not conditioned on the approval of any other proposals set forth in this Proxy Statement.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

The Record Date is December 28, 2023. Only shareholders entered in the register of members of the Company at the close of business in the British Virgin Islands on the Record Date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:

Shareholder or shareholders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the Shares as of the Record Date will constitute a quorum. If a quorum is not present within half an hour from the time appointed for the extraordinary general meeting, the extraordinary general meeting will be dissolved.

Q:	How do I vote if my Shares are registered in my name?

A:

If Shares are registered in your name (that is, you do not hold through a bank or broker) as of the Record Date, you should simply indicate on the enclosed proxy card how you want to vote, sign, date and mail your proxy card in the accompanying return envelope as soon as possible so that it is received no later than February 7, 2024 at 5:00 p.m. (Eastern Time), the deadline by which to lodge proxies, so that your Shares may be represented and voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. To attend the extraordinary general meeting, you must present certain documents to verify your identity, such as your identification card or passport and your share certificate. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Shares represented by your proxy will be voted FOR each of the Merger Proposals, unless you appoint a person other than the chairman of the meeting as proxy, in which case Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	If my Shares are held in a brokerage, bank or other nominee account, will my broker, bank or other nominee vote my Shares on my behalf?

A:

Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to your Shares if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted. Please carefully review your nominee’s instructions regarding any applicable voting deadlines.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:

If you abstain from voting, fail to cast your vote in person, fail to return your proxy card in accordance with the instructions set forth on the proxy card, your broker, bank, or other nominee, your vote will not be counted; provided that if you are a holder of Shares and submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR each of the Merger Proposals, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Q:	May I change my vote?

A:	Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

•

First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to Morrow Sodali LLC, c/o Proxy Services Corporation, 10 Drew Court—Unit 3, Ronkonkoma, New York 11779, USA, so that it is received two hours before the commencement of the extraordinary general meeting.

•

Second, you may complete, sign, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the address indicated on the proxy card or envelope provided so that it is received no later than 5:00 p.m.(Eastern Time) on February 7, 2024, which is the deadline to lodge your proxy card.

•

Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement or multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares, should I send in my Share certificates?

A:

No. After the Merger is consummated, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your Share certificates for the Merger consideration. Please do not send in your share certificates now.

All holders of uncertificated Shares (i.e., holders whose Shares are held in book entry) will automatically receive their Merger consideration (net of applicable fees and taxes) shortly after the Merger is consummated without any further action required on the part of such holders.

If your Shares are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your Share certificates in exchange for the Merger consideration.

Q:	What happens if I sell my Shares before the extraordinary general meeting?

A:

The Record Date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the Merger is expected to be consummated. If you transfer your Shares after the Record Date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a valid proxy to the person to whom you transfer your Shares, but will transfer the right to receive the Merger consideration in cash without interest to such person, so long as such person is registered as the owner of such Shares when the Merger is consummated.

Q:	What do I need to do now?

A:

We urge you to read this Proxy Statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the proposals contained herein affect you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged Morrow Sodali LLC as its proxy solicitor.

Q:	Who can help answer my questions?

A:

If you have any questions about the Merger or if you need additional copies of this Proxy Statement or the accompanying proxy card, you should contact Morrow Sodali LLC, the proxy solicitor, at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

THE MERGER

Background of the Merger

All dates and time referenced in this “Background of the Merger” refer to China Standard Time.

The Board and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

Prior Buyout Proposals

From time to time, a number of parties have approached the Company about possible transactions involving the Company.

On December 7, 2020, the Board received an unsolicited non-binding proposal letter (as revised from time to time, the “Shao Proposal”) from a consortium (the “Shao Consortium”), comprised of Mr. Baiqing Shao (“Mr. Shao”), Ace Lead Profits Limited (“Ace Lead”) and CPE Funds Management Limited, to acquire the Company for US$15.47 in cash per Share. On the same day, Mr. Shao and Ace Lead jointly filed a Schedule 13D amendment with a consortium agreement and the proposal letter as exhibits thereto, which stated that Ace Lead was wholly owned and controlled by Mr. Shao and Mr. Shao might be deemed to be a beneficial owner of the 4,144,223 Shares held by Ace Lead, then representing approximately 6.9% of the total outstanding Shares.

Effective as of July 7, 2020, several months prior to submitting the Shao Proposal, Mr. Shao was removed from his positions as the Chief Executive Officer (“CEO”) of the Company and as a director and Chairman of the Board for putting his own interests ahead of shareholders and for questionable decisions that he had made during his term as CEO, which had negatively impacted the Company’s stock price.

On January 7, 2021, the Board held a meeting to consider and evaluate the Shao Proposal, at which representatives of Deutsche Bank, the Company’s financial advisor, and the Company’s then U.S. legal advisor and BVI legal advisor, were present. At the meeting, Deutsche Bank discussed with the Board the Shao Proposal from a financial perspective. The Company’s then U.S. legal advisor and BVI legal advisor presented to the Board jointly regarding the evaluation of the Shao Proposal from a legal perspective. After full discussion and careful consideration, the Board determined that the Shao Proposal substantially undervalued the Company and unanimously resolved to reject the Shao Proposal.

On January 8, 2021, the Company issued a press release announcing the Board’s decision to reject the Shao Proposal, noting that the Company had significant value creation potential as a result of its leading position in the automation industry and strong research and development capabilities, and that the Shao Proposal substantially undervalued the Company and was not in the best interest of the Company and its shareholders.

On January 29, 2021, the Board received a revised unsolicited proposal from the Shao Consortium to acquire the Company for US$17.10 per Share. On the same day, Mr. Shao and Ace Lead jointly filed a Schedule 13D amendment with the revised proposal as an exhibit thereto.

On March 15, 2021, the Company issued a press release announcing that the Board received a notice from Hollysys Committee on Trust Interests (the “Trust Committee”) that a legal action had been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021, disputing the beneficial ownership of the Shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao (the “Ace Lead Dispute”). The Board was notified that the Trust Committee was established in 2009 for the supervision of certain shares issued by the Company held in trust by two special purpose vehicle companies for the benefit of eligible employees of the Company’s subsidiaries in China. The Trust Committee claimed in the Ace Lead Dispute that the entire issued shares of Ace Lead were held by Mr. Shao in trust for Dr. Changli Wang (“Dr. Wang”), the founder of the Company who retired from his positions as the CEO and as a director and the Chairman of the Board in 2013, and that the entire lot of 4,144,223 Shares held by Ace Lead was held in trust for certain eligible employees of the Company’s subsidiaries in China. In the press release, the Company noted that pending the resolution of the Ace Lead Dispute, certain information provided in the Shao Proposal and the Schedule 13D amendments was yet to be ascertained, and that shareholders of the Company were advised to consider the Shao Proposal with caution.

On June 29, 2021 and amid the pending Ace Lead Dispute, Mr. Shao and Ace Lead jointly filed a Schedule 13D amendment with a consent solicitation statement made by the Shao Consortium as an exhibit thereto. The consent solicitation statement solicited consent from the Company’s shareholders regarding the following resolutions: (a) the offer price of US$17.10 per Share of the Shao Proposal was acceptable to the shareholders of the Company; (b) the Board shall expeditiously enter into discussion with the Shao Consortium with a view to entering into a definitive merger agreement in a timely manner in respect of the proposed transaction at the offer price of US$17.10 per Share; (c) the Amended and Restated Rights Agreement, dated as of September 24, 2020, between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Company Rights Agreement”), shall be rendered inapplicable in respect of the proposed transaction with the Shao Consortium and any actions in connection therewith; (d) the Company shall not issue any shares with special rights or at a discount to the current market value of the Shares without the prior approval of a resolution of the Company’s shareholders; and (e) each director of the Company take all other actions necessary or desirable to give effect to the foregoing resolutions, including taking all actions necessary to render all rights under the Company Rights Agreement unexercisable in respect of the proposed transaction with the Shao Consortium and any actions in connection therewith.

On July 1, 2021, the Company issued a press release, stating that the Company had not authorized any third party to engage in negotiation with existing shareholders or potential investors relating to the shareholding structure of the Company. Additionally, the press release noted that proceedings involving the Ace Lead Dispute were ongoing, and that the Company considered the solicitation process to be inappropriate at that time and urged its shareholders to refrain from taking any action.

On July 15, 2021, the Company issued another press release urging its shareholders to refrain from taking any action on the solicitation process. In the press release, the Company criticized Mr. Shao for putting his own interests ahead of the Company’s shareholders and for questionable decisions that he had made during his term as CEO, which had negatively impacted the Company’s stock price, losing the confidence of the Board and the shareholders. The press release noted that, among others, (a) the offer price of the Shao Proposal was based on Mr. Shao’s outdated insider knowledge of the Company gained when he was CEO and substantially undervalued the Company, (b) Mr. Shao mischaracterized the significance of his shareholdings in the Company: excluding the Shares under the ongoing Ace Lead Dispute, Mr. Shao only owned approximately 0.27% of the Company’s then outstanding Shares, and (c) the Shao Consortium’s allegations regarding the Company’s underperformance were intentional misrepresentations and hypocritical and ignored the fact that Mr. Shao’s poor judgment and inability to interpret investor sentiment during his term as CEO largely contributed to such underperformance, if any. The press release reiterated that the Board consistently had protected and would continue to protect the interests of the Company and its shareholders. Given that the consent solicitation initiated by the Shao Consortium was determined by the Board not to be in the best interests of the Company and its shareholders, the Company urged the shareholders to refrain from taking any action on such solicitation process.

On July 20, 2021, the Board received a non-binding proposal from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Dr. Wang to acquire the Company for US$23.00 per Share in cash (the “Wang Proposal”).

On August 24, 2021, in connection with the Wang Proposal, the Company announced that the Board received a notification advising that Mr. Yue Xu and Mr. Lei Fang, the Co-Chief Operating Officers of the

Company, had agreed to join the consortium of Superior Emerald (Cayman) Limited and Dr. Wang as members in connection with the transaction contemplated under the non-binding offer delivered to the Company on July 20, 2021 to acquire the Company for US$23.00 per Share in cash. According to the notification received by the Company, Mr. Xu and Mr. Fang jointly represented the collective interests of themselves and certain other members of management and employees of the Company.

On September 10, 2021, the Board received a non-binding proposal from a consortium consisting of Zhejiang Longsheng Group Co., Ltd. and Loyal Valley Innovation Capital (HK) Limited to acquire the Company for US$24.00 per Share in cash.

On November 24, 2021, the Board received a non-binding proposal from Centurium Capital to acquire the Company for US$24.00 per Share in cash.

On December 3, 2021, the Board received a non-binding proposal from a consortium consisting of Recco Control Technology Pte. Ltd. (“Recco”) and China Electronics Technology Group Corporation (collectively, the “2021 Recco Consortium”) to acquire the Company for US$25.00 per Share in cash.

On December 6, 2021, the Board received a non-binding proposal from Boyu Capital Advisory Company Limited to acquire the Company for US$23.00 per Share in cash.

On January 10, 2022, the Board held a meeting to review and evaluate a potential sale of the Company in light of the acquisition proposals received by the Company. A representative of Davis Polk & Wardwell LLP (“Davis Polk”), U.S. legal advisor to the Company, was present at the meeting. Dr. Wang, CEO and a director of the Company, who was invited to lead the Company again since January 1, 2022, recused himself from the meeting for conflict of interests as Dr. Wang had previously submitted the Wang Proposal to acquire the Company. At such meeting, the directors discussed several factors that might potentially impact a sale of the Company, including the impact at the time of the U.S. and PRC regulatory developments on Chinese companies listed on U.S. stock exchanges, the impact of China’s then new data security laws on the due diligence process in connection with a potential sale of a Chinese company, and the associated market volatility and its impact on the stock price of U.S. listed China-based companies and deal certainty. The directors then present at the meeting agreed that the management team led by Dr. Wang should focus on improving internal control and operational efficiency and optimizing the business operations of the Company over time to create value for the Company and its shareholders. In the meantime, the directors recognized that the Company needed to further assess certain regulatory and compliance matters before progressing with any potential sale. After full discussion and careful consideration, the directors then present at the meeting unanimously resolved to suspend the review of any potential sale transaction at that time.

On January 24, 2022, the Company issued a press release announcing the suspension of further evaluation of all unsolicited buyout proposals.

On July 8, 2022, the 2021 Recco Consortium issued a press release in which it reaffirmed its US$25.00 per Share unsolicited cash offer to acquire the Company and announced its engagement of UBS as financial advisor.

Shareholders Requisition

On August 23, 2023, the Company received a letter from Conyers Dill & Pearman (“Conyers”), on behalf of a group of persons purported to hold in aggregate 32.3% of the Shares, including Ace Lead (collectively, the “Initial Requisition Shareholders”), enclosing certain notices of intention (collectively, the “Notices of Intention”) to request the Board to convene an extraordinary general meeting of shareholders to consider certain proposed amendments to the Articles, including to increase the size of the Board from five to eleven directors, and to appoint six director candidates proposed by the Initial Requisition Shareholders to fill the vacancies created thereby.

On August 24, 2023, which is the date on which the Company received the Reaffirmed Recco Proposal (as discussed below in “The Merger—Background of the Merger—Events Leading to the Merger Agreement”), the Company received a letter from Conyers, on behalf of the Initial Requisition Shareholders, enclosing certain written requests with updated business notices and disclosure statements in accordance with the Articles (the “Written Requests”) setting forth substantially the same proposals as those in the Notices of Intention.

The Articles stipulate a two-step process for shareholders to request the Board to convene an extraordinary general meeting, comprising of (a) a notice of intention to request an extraordinary general meeting under Article 9.4 of the Articles and (b) a written request for an extraordinary general meeting under Article 10.2 of the Articles. According to the Articles, after the receipt of the “intention to request a meeting”, the Board shall set a demand record date, which date determines who actually has the right to demand the Board to call an extraordinary general meeting in the second step.

On September 2, 2023, the Board held a meeting to discuss the Notices of Intention and the Written Requests, at which representatives of Davis Polk, Mourant Ozannes (Hong Kong) LLP (“Mourant”), the Company’s BVI legal advisor, and Deutsche Bank were present. At such meeting, Dr. Wang declared his conflict of interests, noting that he was one of the plaintiffs in the pending Hong Kong High Court litigation against Mr. Shao and Ace Lead regarding the Ace Lead Dispute and that Ace Lead was one of the Initial Requisition Shareholders. The Board and its legal advisors discussed the directors’ duties to the Company and its shareholders in connection with the Board’s consideration of the Written Requests and the Reaffirmed Recco Proposal. Representatives of Davis Polk provided an overview of the Notices of Intention and the Written Requests and discussed the Board’s duties in relation thereto under the Articles and applicable laws. The directors and the legal advisors noted certain defects in the materials submitted by the Initial Requisition Shareholders. After full discussion and careful consideration, the Board noted that, in light of the defects in the requests submitted by the Initial Requisition Shareholders, the Board at that stage was not in a position to establish that the shareholding threshold for shareholders to request an extraordinary general meeting had been satisfied. Having considered all factors that the Board deemed relevant and appropriate, the directors resolved to set September 6, 2023 as the demand record date for purposes of determining the shareholders entitled to demand that the Company call an extraordinary general meeting (the “Demand Record Date”), to request additional information from the Initial Requisition Shareholders to clarify the defects in the Written Requests, and to circulate a written questionnaire to each director candidate proposed by the Initial Requisition Shareholders with respect to his or her background, qualifications, share ownership and independence.

On September 5, 2023, in the same press release in which the Company announced the receipt of the Reaffirmed Recco Proposal, the Company also announced the receipt of the Notices of Intention and the Board’s decision to set September 6, 2023 as the Demand Record Date.

During the rest of September 2023, the Company, through its legal advisors, continued to engage with the Initial Requisition Shareholders, including exchanging several letter correspondences with their legal advisor Conyers. On September 15, 2023, the Company sent a written questionnaire by email to each director nominee proposed by the Initial Requisition Shareholders with respect to the background, qualifications, share ownership and independence of such person.

On September 29, 2023, the Board unanimously resolved to form the Special Committee to conduct the sale process (as discussed below in “The Merger—Background of the Merger—Events Leading to the Merger Agreement”).

On October 2, 2023, in the Company’s press release announcing the formation of the Special Committee to conduct the sale process (as discussed below in “The Merger—Background of the Merger—Events Leading to the Merger Agreement”), the Company also provided certain updates on the Board’s engagement with the Initial Requisition Shareholders.

On October 20, 2023, the Company received updated letters from Conyers (the “Shareholders Requisition”) acting on behalf of shareholders holding an aggregate of 31.4% of the total issued and outstanding Shares as of the Demand Record Date (collectively, the “Requisition Shareholders”). The Shareholders Requisition set forth substantially the same proposals as those in the Notices of Intention and the Written Requests. The Requisition Shareholders listed in the Shareholders Requisition remained the same as the Initial Requisition Shareholders, except that two beneficial owners holding through Cede & Co that were included in the Notices of Intention and Written Request were no longer members of the Requisition Shareholders.

On October 24, 2023, in the Company’s press release providing updates on the sale process and announcing the receipt of the non-binding proposal from the Management Consortium, the Company also announced the receipt of the Shareholders Requisition.

On October 27, 2023, the Board held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present, to discuss the Shareholders Requisition and the next steps regarding the convention of an extraordinary general meeting. At the beginning of the meeting, Dr. Wang declared his potential conflict of interests in relation to the Ace Lead Dispute and recused himself from the discussion and voting regarding the convention of the extraordinary general meeting. During the discussion, it was noted that although the Requisition Shareholders (or their nominee holder Cede & Co.) were on the register of members of the Company as of the Demand Record Date, the dispute over the ownership and control of Ace Lead and its holdings in the Company (which constituted approximately 6.68% of the total outstanding Shares) was subject to an injunction hearing in the Hong Kong High Court on November 21, 2023. After full discussion and careful consideration, all directors present at the meeting decided that it would be in the best interests of the Company to await the outcome of the Ace Lead injunction hearing on November 21, 2023, given that such hearing was only a few weeks away.

On October 30, 2023, the Company issued a press release which stated that: (a) while the Requisition Shareholders were on the register of members of the Company as of the Demand Record Date, there was an ongoing dispute (to which the Company was not a party) over the ownership and control of Ace Lead and its shares in the Company, which was subject to an injunction hearing at the Hong Kong High Court on November 21, 2023 and (b) following the injunction hearing on November 21, 2023, the Company would reassess promptly whether to convene an extraordinary general meeting of the shareholders.

On November 21, 2023, the Hong Kong High Court dismissed the application for an interlocutory injunction against Ace Lead and Mr. Shao. This dismissal was based on, among other things, Ace Lead and Mr. Shao’s proposed undertaking to abstain from voting on the resolutions outlined in the Notices of Intention (enclosed in the letter from Conyers dated August 23, 2023) during the Company’s shareholders meeting.

On November 22, 2023, the Board held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present, to discuss the convention of the extraordinary general meeting in light of the outcome of the injunction hearing regarding the Ace Lead Dispute. Dr. Wang declared his potential conflict of interests at the beginning of the meeting with respect to the Ace Lead Dispute and recused himself from the discussion and voting at the meeting. Following the Board meeting, the Company issued a press release announcing the Board’s decision to set November 27, 2023 as the record date for the extraordinary general meeting and its intention to convene the extraordinary general meeting in the week commencing January 22, 2024.

Following the announcement of the Company’s Merger Agreement, on December 22, 2023, the Company received a letter from one of the Requisition Shareholders (which held Shares through nominee holder Cede & Co), stating that it unconditionally and irrevocably revokes the requisition notice pursuant to Article 10.4 of the Articles and asks that the requisitioned meeting be cancelled. On January 4, 2024, the Company received a letter from Cede & Co acting on behalf of such Requisition Shareholder, stating that, as the record holder of the Shares beneficially owned by such Requisition Shareholder, Cede & Co unconditionally and irrevocably revokes the requisition notice pursuant to Article 10.4 of the Articles and asks the requisitioned meeting be cancelled. As a result, the Shareholder Requisition no longer constitutes at least 30% of the total issued and outstanding Shares as of the Demand Record Date, and accordingly the Board is not required to convene an extraordinary general meeting pursuant to Article 10.2 of the Articles.

Events Leading to the Merger Agreement

On August 24, 2023, the Company received a letter from Recco and Dazheng Group (Hong Kong) Investment Holdings Company Limited (“Dazheng”), reaffirming the previous unsolicited, non-binding proposal to acquire the Company at US$25.00 per Share in cash (the “Reaffirmed Recco Proposal”) by a consortium led by Recco and Dazheng and consisting of other members including TFI Asset Management Limited (“TFI”), and Great Wall Capital Co., Ltd (collectively, the “Recco Consortium”).

On September 5, 2023, the Company issued a press release announcing the receipt of the Reaffirmed Recco Proposal.

On September 7, 2023, the Board held a meeting, at which representatives of Davis Polk, Mourant and Deutsche Bank, were present, to review and discuss, among other things, the Reaffirmed Recco Proposal and exploration of potential strategic alternatives for the Company. At such meeting, Deutsche Bank discussed with the Board an illustrative work plan for assisting the Board with its evaluation of the Reaffirmed Recco Proposal and exploration of potential strategic alternatives for the Company.

On September 29, 2023, the Board held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present, to continue to review and discuss, among other things, the Reaffirmed Recco Proposal and exploration of potential strategic alternatives for the Company. At such meeting, the directors determined that it would be advisable to conduct a sale process of the Company as part of the review of strategic options. The Board unanimously resolved to form the Special Committee, consisting of three disinterested and independent directors, Dr. Kok Peng Teh (“Dr. Teh”), Ms. Khiaw Ngoh Tan (“Ms. Tan”) and Dr. Jianyun Chai, to evaluate the Reaffirmed Recco Proposal and explore other potential strategic alternatives for the Company and its shareholders. Ms. Qiao Li and Dr. Wang noted that they did not have a current conflict of interest in a potential sale transaction of the Company but concurred that it would be advisable for the Board to form the Special Committee consisting of disinterested and independent directors to evaluate a potential sale transaction of the Company. The Board delegated to the Special Committee the power and authority of the Board to, among other things: (a) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Reaffirmed Recco Proposal and any alternative transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation; (b) respond to any communications, inquiries or proposals regarding the Reaffirmed Recco Proposal and any alternative transaction; (c) review, evaluate, investigate, pursue and negotiate the terms and conditions of the Reaffirmed Recco Proposal and any alternative transaction; (d) solicit expressions of interest or other proposals for alternative transactions to the extent the Special Committee deems appropriate; (e) recommend to the Board whether the Reaffirmed Recco Proposal and any alternative transaction was advisable and in the best interests of the Company and its shareholders; (f) recommend the rejection or approval of the Reaffirmed Recco Proposal and any alternative transaction; (g) effect or recommend to the Board the consummation of the transactions contemplated by the Reaffirmed Recco Proposal and any alternative transaction; (h) investigate the Company and any prospective acquirers, the Reaffirmed Recco Proposal and any alternative transaction and related matters as it deems appropriate; (i) review and comment upon any and all documents and other instruments used in connection with the Reaffirmed Recco Proposal and any alternative transaction; and (j) retain, in its sole discretion, and on terms and conditions acceptable to the Special Committee, such advisors, including legal counsel, financial advisors and outside consultants, as the Special Committee in its sole discretion deemed appropriate to assist the Special Committee in discharging its responsibilities. After the Board’s resolution to form the Special Committee, Ms. Qiao Li and Dr. Wang recused themselves from the meeting, and members of the Special Committee continued their discussion with the advisors. Deutsche Bank discussed with members of the Special Committee certain preliminary financial matters relating to the Company.

On October 2, 2023, the Company issued a press release announcing the formation of the Special Committee to conduct a formal sale process to evaluate the Reaffirmed Recco Proposal and solicit additional serious and compelling offers to acquire the Company.

On October 3, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank contacted representatives of UBS, financial advisor to the Recco Consortium, to discuss the Recco Consortium’s interest in acquiring the Company and its participation in the Company’s sale process.

On October 6, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent the Company’s standard form of confidentiality agreement, which was prepared by Davis Polk, to the Recco Consortium through representatives of UBS, and requested that the Recco Consortium provide information on its composition and ownership structure.

During the week of October 9, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank solicited eight potential buyers (including the Buyer) that were perceived, based on market knowledge, to have potential interest in acquiring the Company (in addition to the Recco Consortium which representatives of Deutsche Bank separately had contacted at the Special Committee’s direction) and circulated the Company’s outreach information package, including teasers and standard form of confidentiality agreement, to each of these potential buyers. During this week, representatives of Deutsche Bank also received inquiries from three additional unsolicited potential buyers, and, in accordance with the direction of the Special Committee, arranged a follow-up call with each of these three potential buyers in order to obtain further information from such unsolicited potential buyers. None of these three buyers further indicated any intention to proceed with the sale process after the follow-up call.

During the weeks following October 9, 2023 and until November 7, 2023, representatives of Davis Polk received comments on the confidentiality agreements from six out of the eight potential bidders solicited by Deutsche Bank and exchanged comments with each of the six bidders. Thereafter, the Company entered into confidentiality agreements with three of the six bidders. No confidentiality agreements were entered into with the other three bidders because two of them did not indicate the intention to proceed with the sale process and one of them indicated its intention not to proceed with the sale process.

On October 13, 2023, the Special Committee held a meeting, during which the Special Committee discussed its mandate and engagement of professional advisors. Representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present at the meeting. Members of the Special Committee unanimously resolved to engage Davis Polk, as U.S. legal advisor, Mourant as BVI legal advisor, Haiwen & Partners (“Haiwen”), as PRC legal advisor, and Deutsche Bank, as financial advisor, to assist it in the Company’s sale process, taking into account, among other factors, their respective credentials and familiarity with the Company. At such meeting, representatives of Deutsche Bank also updated the Special Committee on the sale process, including the outreach to potential buyers and the status of discussions.

On October 19, 2023, about two weeks after the Company’s form of confidentiality agreement was provided to the Recco Consortium, representatives of Sullivan & Cromwell LLP (“S&C”), U.S. legal advisor to the Recco Consortium, circulated comments to the confidentiality agreement. The Recco Consortium’s comments on the confidentiality agreement were off-market in a number of ways, including (a) requesting a three-month term for the confidentiality agreement, which would be shortened if the standstill period were terminated earlier, (b) removing customary standstill provisions and requesting uncustomary fallaway triggers for the standstill period if (i) the Special Committee failed to provide due diligence information reasonably requested by the Recco Consortium or (ii) any annual or special meeting of shareholder was called by the Company or the requisitioning shareholders, and (c) rejecting to be bound by any confidentiality obligations in respect of transaction status and negotiation status of the proposed acquisition.

On October 20, 2023, representatives of Davis Polk sent comments on the confidentiality agreement to the Recco Consortium and requested a call with representatives of S&C to discuss the comments.

On October 23, 2023, Mr. Lei Fang and Mr. Yue Xu, the Co-Chief Operating Officers of the Company (the “Management Consortium”), stating that they were acting on behalf of the entire management team, submitted a non-binding proposal to the Special Committee, to acquire the Company at US$25.00 per Share in cash.

On October 24, 2023, the Company issued a press release providing updates on the sale process, including announcing the receipt of the non-binding proposal from the Management Consortium.

On October 26, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a meeting with representatives of the Management Consortium and its legal advisor to clarify the Management Consortium’s financing plan and potential regulatory approvals required for the proposed transaction. Representatives of the Management Consortium stated that they would prepare and submit the requisite documents to the Special Committee evidencing their financing plan. On the same day, the Company’s form of confidentiality agreement was sent to the legal advisor for the Management Consortium.

On October 27, 2023, representatives of Davis Polk and S&C had a call to exchange comments and address questions on the confidentiality agreement between the Company and the Recco Consortium. Representatives of Deutsche Bank and UBS also attended this call. During the call, representatives of S&C reiterated the Recco Consortium’s positions contained in their draft of the confidentiality agreement circulated on October 19, 2023.

Also on October 27, 2023, the Special Committee held a meeting, at which representatives of Davis Polk, Deutsche Bank and Brunswick were present, to discuss, among other things, updates on the sale process. At the meeting, representatives of Davis Polk also provided an update to the Special Committee on the confidentiality agreement negotiations with the potential bidders, including the Recco Consortium.

On October 30, 2023, the Company issued a press release providing updates on the sale process, noting that the Special Committee had been in contact with multiple prospective bidders while evaluating the Reaffirmed Recco Proposal and the non-binding proposal by the Management Consortium. The press release also stated that the sale process was targeted to be at an advanced stage, with a preferred bidder to be identified, as soon as early December 2023.

On October 31, 2023, representatives of S&C circulated the Recco Consortium’s comments on the confidentiality agreement. The positions reflected in S&C’s markup generally remained unchanged relative to its markup dated October 19, 2023.

On November 1, 2023, representatives of Davis Polk reported to the Special Committee regarding the latest progress and proposed markup on the confidentiality agreement with the Recco Consortium. After that, representatives of Davis Polk circulated the confidentiality agreement markup to representatives of S&C.

On November 2, 2023, in furtherance of the Management Consortium’s non-binding proposal, its legal advisor circulated a draft debt commitment letter to the Special Committee and representatives of Davis Polk and Deutsche Bank. After reviewing the debt commitment letter, representatives of Davis Polk sent certain follow-up questions to the legal advisor for the Management Consortium. On the same day, representatives of Davis Polk and the legal advisor for the Management Consortium exchanged markups on the confidentiality agreement.

On November 6, 2023, the Buyer submitted a letter to the Special Committee setting forth a non-binding proposal to acquire the Company at US$26.00 per Share, in which proposal the Buyer also expressed its support for calling of a special meeting of shareholders of the Company with a view to strengthening corporate governance and increasing the number of independent directors on the Board. On the same day, the Buyer issued a press release in relation to the same and filed a Schedule 13D with the SEC disclosing that the Rollover Securityholder had become the beneficial owner of 13.7% of the outstanding Shares as of October 25, 2023.

On November 7, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of the Buyer and its U.S. legal advisor, Morrison Foerster (“MoFo”), to discuss certain items set forth in the Buyer’s non-binding proposal.

On November 8, 2023, the Recco Consortium submitted to the Board a letter reaffirming its non-binding proposal to acquire the Company, increasing its purchase price to US$26.50 per Share (the “Updated Recco Proposal”). On the same day, the Recco Consortium issued a press release regarding the Updated Recco Proposal.

On November 8, 2023, two members of the Special Committee, Dr. Teh and Ms. Tan, had a call with representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick to discuss the Buyer’s non-binding proposal and the Updated Recco Proposal. At the meeting, the directors also discussed and determined to agree to the Buyer’s request for a meeting with the Special Committee.

On the same day, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent an email to the Recco Consortium and representatives of its financial advisor, UBS, requesting detailed information on its consortium structure, financing, due diligence scope, regulatory approvals and the closing conditions for the Special Committee to properly evaluate the Updated Recco Proposal. No response was provided from the Recco Consortium despite that several follow-ups were made over the next few days.

On November 9, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank contacted the Buyer regarding the status of the Buyer’s review of the Company’s form of confidentiality agreement.

On November 10, 2023, representatives of S&C sent to representatives of Davis Polk a revised draft of the confidentiality agreement with comments from the Recco Consortium, reflecting substantially identical positions as its markup dated October 31, 2023 and its first markup dated October 19, 2023.

From November 10, 2023 to November 11, 2023, representatives of Davis Polk discussed with the legal advisor for the Management Consortium certain issues in the confidentiality agreement and also circulated certain follow-up questions to the legal advisor for the Management Consortium on the updated debt commitment letter provided by the legal advisor for the Management Consortium.

On November 12, 2023, two members of the Special Committee had a call with the Management Consortium, along with representatives of Deutsche Bank, Davis Polk and the legal advisor for the Management Consortium, to discuss, among other things, the confidentiality agreement execution, financing certainty, and potential regulatory approvals required for the proposed transaction.

On November 13, 2023, the Special Committee had a call with the Buyer to discuss its non-binding proposal, during which meeting the Buyer requested that the Special Committee consider granting to the Buyer a six-week exclusivity period.

Also on November 13, 2023, the Special Committee held a meeting, at which representatives of Davis Polk and Deutsche Bank were present, to discuss comments on the confidentiality agreement from each of the Management Consortium, the Recco Consortium and the Buyer. Representatives of Davis Polk reported to the Special Committee that the Company had not yet reached agreement with these three bidders on the confidentiality agreement despite multiple rounds of discussions and negotiations with the Management Consortium and the Recco Consortium. Representatives of Davis Polk noted that in light of the Shareholder Requisition, these three bidders had resisted accepting customary standstill provisions in the confidentiality agreement. Representatives of Davis Polk further noted that standstill provisions were typically required of bidders in exchange for receiving due diligence access to material non-public information of the Company. Representatives of Deutsche Bank noted that both the Management Consortium and the Buyer had indicated that they would not require due diligence access or would only require confirmatory due diligence that does not require receipt of material non-public information of the Company, but that the Recco Consortium had not provided the scope of due diligence it would require. After the discussion, the Special Committee determined that the circumstances surrounding the current sale process (including the Shareholders Requisition) warranted a flexible approach to the confidentiality agreement negotiation. In particular, the Special Committee determined that in order to facilitate a competitive sale process, it would accept a narrower standstill scope for a bidder that did not require access to material non-public information and instructed Davis Polk to finalize negotiations of confidentiality agreements on such basis.

Also on November 13, 2023, representatives of MoFo circulated to representatives of Davis Polk a revised draft of the confidentiality agreement reflecting the Buyer’s comments. On the same day, representatives of the legal advisor for the Management Consortium circulated a revised draft of the debt commitment letter for the Management Consortium’s proposed acquisition of the Company to representatives of Davis Polk.

From November 14, 2023 to November 16, 2023, Davis Polk and the legal advisor for the Management Consortium further negotiated and exchanged markups of the confidentiality agreement.

On November 15, 2023, a revised draft of the confidentiality agreement with the Recco Consortium was provided to representatives of S&C reflecting Davis Polk’s comments. On November 16, 2023, representatives of S&C circulated a revised draft of the confidentiality agreement with comments from the Recco Consortium.

On November 16, 2023, representatives of the Buyer sent to representatives of Davis Polk and Deutsche Bank a confirmatory due diligence request list, which the Buyer later acknowledged and agreed in the confidentiality agreement signed with the Company that none of the information requested in such request list would constitute any material non-public information of the Company.

On November 17, 2023, representatives of MoFo circulated a revised draft of the confidentiality agreement with the Buyer’s comments to representatives of Davis Polk.

On November 18, 2023, representatives of Davis Polk and S&C had a call to discuss Recco Consortium’s comments on the confidentiality agreement. Representatives of Deutsche Bank and UBS also attended this call.

Also on November 18, 2023, representatives of Davis Polk, MoFo and the Buyer had a call to discuss the confidentiality agreement with the Buyer. Representatives of Deutsche Bank also attended this call. During this call, representatives of the Buyer also requested an exclusivity period to negotiate the proposed transaction with the Special Committee. In accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank noted to the Buyer that the Special Committee would not grant to the Buyer or any other bidder exclusivity at the current stage of the sale process.

On November 19, 2023, representatives of Davis Polk reported to the Special Committee on the recent progress and pending issues on the confidentiality agreements with the Recco Consortium, the Buyer and the Management Consortium, respectively. Representatives of Davis Polk reported that (a) a narrower scope of standstill provisions had been offered to each of the three bidders, (b) the Buyer’s request for exclusivity was not accepted, and (c) the Recco Consortium’s request to not be bound by confidentiality in respect of the transaction status and negotiation status was not accepted. Representatives of Davis Polk noted that the Management Consortium generally had accepted the positions on the standstill provisions proposed by the Special Committee and no major issues remained outstanding on the confidentiality agreement with the Management Consortium. Shortly thereafter, representatives of Davis Polk circulated the revised draft of the confidentiality agreement with the Buyer and the Management Consortium each to representatives of MoFo and the legal advisor for the Management Consortium, respectively.

Also on November 19, 2023, representatives of MoFo circulated certain additional comments on the confidentiality agreement from the Buyer to representatives of Davis Polk. Representatives of Davis Polk discussed and reported to the Special Committee that the additional comments of the Buyer were generally acceptable. The Special Committee agreed and instructed representatives of Davis Polk to proceed with execution of the confidentiality agreement with the Buyer and the Management Consortium.

On November 20, 2023, representatives of Davis Polk circulated a revised draft of the confidentiality agreement with the Recco Consortium to representatives of S&C.

On November 21, 2023, the Company executed the confidentiality agreement with each of the Buyer (such confidentiality agreement with the Buyer, the “Confidentiality Agreement”) and the Management Consortium, respectively. Thereafter, representatives of Davis Polk circulated the Company’s auction draft merger agreement to representatives of MoFo and the legal advisor for the Management Consortium.

Also on November 21, 2023, the Buyer sent to representatives of Davis Polk and Deutsche Bank a draft of debt commitment letter.

Also on November 21, 2023, representatives of Deutsche Bank received a call from a representative of the Buyer, which followed the conclusion of the injunction hearing regarding the Ace Lead Dispute. During the call, the Buyer representative reiterated its request for an exclusivity period. Separately, during the call, the Buyer indicated that it would be agreeable to consider stating publicly that it would not support the Requisition Shareholders’ call for a shareholders meeting because the Buyer believed that the Requisition Shareholders’ call for a shareholders meeting did not seem constructive to expedite the ongoing sale process. Representatives of Deutsche Bank reported such conversation to the Special Committee.

On November 22, 2023, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present, to discuss the Buyer’s request for an exclusivity period. After discussion, the Special Committee concluded that it was not in the best interests of the Company and its shareholders to provide exclusivity to any bidder at this stage.

Also on November 22, 2023, representatives of S&C circulated a revised draft of the confidentiality agreement with the Recco Consortium’s comments to representatives of Davis Polk. On November 23, 2023, representatives of Davis Polk had a call with representatives of S&C to discuss such comments. Representatives of Deutsche Bank and UBS also attended this call. The Recco Consortium continued to reject to be bound by any confidentiality obligation to not disclose transaction status and negotiation status and requested to have the standstill fallaway if the Special Committee failed to provide any due diligence materials reasonably requested by the Recco Consortium. Representatives of Davis Polk noted to representatives of S&C that both of the requests were off-market and unacceptable to the Special Committee. In particular, in relation to the standstill fallaway, the Special Committee was not in a position to consider such request without having received the Recco Consortium’s due diligence request. On the call, in accordance with the direction of the Special Committee, representatives of Deutsche Bank reiterated to representatives of S&C and UBS the Special Committee’s request for financing evidence and clarification of the Recco Consortium’s requested scope of due diligence.

On November 23, representatives of the legal advisor for the Management Consortium sent an updated debt commitment letter for the Management Consortium’s acquisition of the Company to representatives of Davis Polk and requested a call to discuss Davis Polk’s comments. On November 24, 2023, representatives of Davis Polk and the legal advisor for the Management Consortium had a call to discuss certain comments on the updated debt commitment letter.

On November 24, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a meeting with representatives of the Buyer and MoFo to discuss the Buyer’s request regarding the exclusivity period and the Shareholders Requisition’s potential impact on the sale process.

On November 25, 2023, the Buyer filed a Schedule 13D amendment disclosing the execution of the confidentiality agreement with the Company.

On November 26, 2023, representatives of the legal advisor for the Management Consortium circulated comments on the auction draft merger agreement to representatives of Davis Polk.

On November 27, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of the legal advisor for the Management Consortium to discuss the Management Consortium’s financing plan. The parties also discussed the time required to finalize the debt commitment letter and provide the remaining equity investor commitment. On the same day, in accordance with the direction of the Special Committee, representatives of Davis Polk also provided comments on the updated debt commitment letter to the legal advisor for the Management Consortium, and representatives of Deutsche Bank circulated certain queries on behalf of the Special Committee regarding Management Consortium’s financing sources to the legal advisor for the Management Consortium.

Also on November 27, 2023, the Buyer sent to representatives of Davis Polk and Deutsche Bank a draft of its debt financing term sheet.

On November 28, 2023, representatives of Davis Polk reported to the Special Committee a list of key issues reflected in the merger agreement markup by the Management Consortium dated November 26, 2023.

Also on November 28, 2023, representatives of MoFo circulated a revised draft of the merger agreement to representatives of Davis Polk reflecting the Buyer’s comments, and representatives of Davis Polk circulated comments on the debt commitment letter to representatives of MoFo.

Also on November 28, 2023, representatives of Davis Polk, Haiwen and Management Consortium’s legal advisor had a call to discuss potential regulatory approvals (including the outbound direct investment filings with the PRC regulatory authorities) required for the proposed transaction with the Management Consortium, the escrow arrangement and the funds flows. On the same day, representatives of Davis Polk also had a separate call with the Management Consortium’s legal advisor and debt financing provider regarding comments on the updated debt commitment letter.

On November 29, 2023, representatives of Davis Polk circulated a revised draft of the merger agreement to representatives of the legal advisor for the Management Consortium. In the meantime, in accordance with the direction of the Special Committee, representatives of Davis Polk continued to work with representatives of Haiwen and Deutsche Bank to ascertain additional information regarding the equity financing sources for the Management Consortium and explore the escrow arrangement.

Also on November 29, 2023, representatives of UBS, on behalf of the Recco Consortium, provided a redacted version of the approval email from the Industrial Bank for their debt financing arrangement. Representatives of UBS also shared a preliminary due diligence request list with representatives of Davis Polk and Deutsche Bank, the scope of which was significantly broader and more extensive than the due diligence scope of the Buyer.

On November 30, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent an email to the Recco Consortium, seeking to clarify their financing arrangement and due diligence questions and requesting additional documentary evidence for their debt financing.

Also on November 30, 2023, representatives of Davis Polk circulated an issues list to the Special Committee on the merger agreement markup provided by the Buyer. The key issues included: (a) the Buyer’s request that the Company hold the shareholders meeting to approve the merger no later than the shareholders meeting requested by the Requisition Shareholders (“Buyer’s special meeting request”), (b) the Buyer’s request for the Company to increase the board size by three and nominate three independent directors designated by the Buyer at the shareholders meeting to approve the merger (“Buyer’s director appointment request”), (c) buyer-friendly formulations of the definitions of “Superior Proposal” and “Intervening Event”, (d) the Buyer’s refusal to bear the regulatory risks and potential governmental orders in terms of the reverse termination fee, (e) the broadened scope of Company representations and warranties, and (f) the expanded restrictions on the Company’s ability to take actions during the interim period. Representatives of Davis Polk also noted that certain commercial terms, including the per Share merger consideration, the amounts of the termination fee and the reverse termination fee, and the treatment of the options and restricted shares, remained to be negotiated in the Buyer’s markup of the merger agreement.

On December 1, 2023, representatives of Davis Polk and the legal advisor for the Management Consortium had a call to discuss the key issues in the merger agreement with the Management Consortium and a revised draft of the merger agreement reflecting the Management Consortium’s comments was sent to representatives of Davis Polk.

Also on December 1, 2023, on behalf of the Recco Consortium, representatives of UBS sent a revised due diligence request list, the scope of which remained extensive in comparison with the scope of a customary confirmatory due diligence, and a draft term sheet for their debt financing, which term sheet did not provide that the financing would be provided on a certain funds basis.

Also on December 1, 2023, the Special Committee held a meeting, at which representatives of Davis Polk, Deutsche Bank, Brunswick and Mourant were present, to discuss updates on the sale process and progress of discussions with each of the Management Consortium, the Recco Consortium and the Buyer. Representatives of Deutsche Bank noted the status of discussions with the Management Consortium, including the merger agreement markup, debt and equity financing status and escrow arrangement, and suggested that the Special Committee consider requesting that the Management Consortium increase its purchase price. Representatives of Deutsche Bank also noted the status of discussions with the Buyer and the Recco Consortium, indicating that legal advisors were analyzing potential regulatory approvals for the Buyer, and that the Recco Consortium had not yet provided the requested financing proof and was still negotiating the confidentiality agreement.

On December 2, 2023, representatives of Davis Polk sent a revised draft of the confidentiality agreement with the Recco Consortium to representatives of S&C, offering a four-week non-disclosure period for transaction status and negotiation status, while rejecting the standstill fallaway trigger linked to the Special Committee’s failure to provide any due diligence materials reasonably requested by the Recco Consortium.

Also on December 2, 2023, representatives of Davis Polk and Haiwen had a call with representatives of MoFo and Zhong Lun Law Firm (“Zhong Lun”), the Buyer’s PRC legal advisor, to clarify the potential regulatory approvals required by the Buyer for the proposed transaction, during which call legal advisors exchanged their views on their analysis of potential merger control filings, outbound direct investment filings with and national security review by the PRC regulatory authorities.

On December 3, 2023, representatives of Davis Polk sent a revised draft of the merger agreement with the Buyer to representatives of MoFo, which, among other things, reverted to more Company friendly and customary definitions of “Superior Proposal” and “Intervening Event”, as well as requiring the Buyer to bear the regulatory risks in terms of the reverse termination fee.

Also on December 3, 2023, representatives of the legal advisor for the Management Consortium circulated certain background materials relating to a new equity investor (the “New Equity Investor”), indicating that the New Equity Investor would be providing equity funding for the proposed transaction with the Management Consortium. Following such email, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent a list of queries on behalf of the Special Committee regarding the New Equity Investor and proposed equity commitment arrangement for the Management Consortium to representatives of the legal advisor for the Management Consortium.

On the same day, representatives of the legal advisor for the Management Consortium also sent a merger agreement markup reflecting the Management Consortium’s comments to representatives of Davis Polk. On the same day, representatives of Davis Polk had two calls with representatives of the legal advisor for the

Management Consortium to clarify the Management Consortium’s proposed equity commitment arrangement and escrow arrangement in light of the New Equity Investor.

On December 5, 2023, on behalf of the Recco Consortium, representatives of S&C sent a revised draft of the confidentiality agreement to representatives of Davis Polk, on which Davis Polk signed off on the same day.

Also on December 5, 2023, Davis Polk’s markup of the draft merger agreement with the Management Consortium was sent to representatives of the legal advisor for the Management Consortium with a request that the Management Consortium consider an increase in its proposed purchase price.

On December 6, 2023, the Buyer sent follow-up due diligence questions to representatives of Deutsche Bank, and representatives of MoFo sent a revised draft of the merger agreement, the draft Plan of Merger and the draft Articles of Merger, each reflecting the Buyer’s comments, to representatives of Davis Polk. More generally, during the months of November and December, the Buyer had meetings with each of Dr. Wang, Mr. Yue Xu and Mr. Lei Fang, as well as Mr. Hongyuan Shi, the Company’s Chief Human Resource Officer, respectively, in order to discuss the Buyer’s track record and strategic goals for the operations of the Company.

Also on December 6, 2023, the Company was served with an application dated December 5, 2023 from Mr. Xiaogang Chen in the BVI High Court. Mr. Xiaogang Chen is a controlling shareholder of Dazheng, which is a member of the Recco Consortium. Mr. Xiaogang Chen sought, among other things, (a) an order that a special meeting of the Company be convened and held pursuant to section 86 of the BVI Business Companies Act and (b) an interim injunction (“Interim Injunction Application”) to restrain the Company from taking any steps to accept any of the buyout proposals that have been made to acquire the issued and outstanding shares of the Company until the requested special meeting has been held. On December 7, 2023, the Recco Consortium issued a press release regarding the Interim Injunction Application.

On December 7, 2023, representatives of Deutsche Bank forwarded a letter received from the Buyer to the Special Committee requesting a meeting with the Special Committee to discuss certain key commercial issues related to the proposed transaction and sale process. Among others, the key commercial issues related to the Company Rights Agreement, the treatment of the Company’s options and restricted shares, the Buyer’s special meeting request, the Buyer’s director appointment request, certain closing conditions (including the maximum dissenting shareholder threshold, the absence of Company material adverse effect and the minimum cash deposit with debt financing provider’s account), the go-shop/non-solicitation provisions and the termination fee and reverse termination fee arrangements.

Also on December 7, 2023, representatives of Davis Polk sent an updated issues list to the Special Committee, summarizing positions in the Buyer’s latest merger agreement markups. Representatives of Davis Polk reported to the Special Committee that the key issues with respect to the go-shop/non-solicitation provisions, the Buyer’s special meeting request, the Buyer’s director appointment request, the risk allocation regarding regulatory approvals and closing conditions, largely remained unchanged relative to their last markup, while the Buyer agreed to drop the “force-the-vote” provision.

Later on the same day, the Special Committee held a meeting, at which representatives of Davis Polk, Deutsche Bank, and Mourant were present, to discuss updates on the sale process and the Interim Injunction Application. At the meeting, Deutsche Bank provided an update on the negotiation status with each of the Management Consortium, the Buyer and the Recco Consortium. The Special Committee discussed with its advisors the Buyer’s December 7 letter and the key commercial issues set forth therein and agreed to meet with the Buyer to further discuss the key commercial issues. The legal advisors also reported to the Special Committee the latest status of the Interim Injunction Application and its implications on the sale process. After the discussion, the Special Committee instructed the legal advisors to prepare responses to the Interim Injunction Application and continue proceeding with the sale process.

Also on December 7, 2023, despite the fact that Davis Polk had signed off on the confidentiality agreement with the Recco Consortium on December 5, 2023, representatives of S&C raised additional comments and sent a further revised draft of the confidentiality agreement to representatives of Davis Polk. On December 8, 2023, representatives of Davis Polk signed off on the further revised draft of the confidentiality agreement circulated by representatives of S&C on December 7, 2023, requesting representatives of S&C to arrange execution by the Recco Consortium. No responses from representatives of S&C or the Recco Consortium were received afterwards.

Also on December 7, 2023, representatives of MoFo sent drafts of the equity commitment letter and the limited guarantee in respect to the Buyer’s acquisition of the Company to representatives of Davis Polk. After discussion with Davis Polk, on December 8, 2023, representatives of MoFo sent a draft rollover and support agreement to representatives of Davis Polk, and, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent the Company’s further responses to the Buyer on its confirmatory due diligence questions.

On December 8, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent the Company’s list of questions and due diligence and documentation requests regarding Management Consortium’s financing to the legal advisor for the New Equity Investor, and representatives of Davis Polk sent to such legal advisor its markup of the draft merger agreement dated December 5, 2023, which was previously circulated to representatives of the legal advisor for the Management Consortium.

Also on December 8, 2023, Conyers, which represents Mr. Xiaogang Chen in the Interim Injunction Application, sent letters to the Company and representatives of Mourant, respectively, advising that a hearing would be held on December 12, 2023 regarding the Interim Injunction Application at the BVI High Court.

Also on December 8, 2023, representatives of Davis Polk had a call with representatives of MoFo to discuss pending issues in the draft merger agreement and to clarify certain questions and the Buyer’s positions regarding the key issues listed in the Buyer’s December 7 letter.

Subsequently, two members of the Special Committee, Dr. Teh and Ms. Tan, had a call with representatives of Davis Polk, Mourant and Deutsche Bank to further discuss the key issues raised in the Buyer’s December 7 letter and the proposed responses by the Special Committee, based on the earlier call between representatives of Davis Polk and MoFo. The discussion covered certain aspects with respect to the Company Rights Agreement, the go-shop/non-solicitation provisions, the closing conditions and the termination fee and reverse termination fee arrangements. At the meeting, Deutsche Bank also noted for the directors that the Management Consortium had not yet provided the requested documentation regarding the identity and financing sources for the New Equity Investor.

Also on December 8, the Special Committee had a call with the Buyer, with representatives of Deutsche Bank, Davis Polk and MoFo in attendance, to discuss and exchange comments on each of the key issues raised in the Buyer’s December 7 letter.

After the meeting with the Buyer, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant and Deutsche Bank were present, to further discuss the Interim Injunction Application and updates on the sale process. Deutsche Bank provided an update to the Special Committee on the negotiation status of each of the Management Consortium, the Recco Consortium and the Buyer, noting that the Management Consortium had not yet provided the requested documentation for its updated financing structure and that the confidentiality agreement with Recco was in agreed form and ready for execution. The Special Committee discussed with its advisors and noted the limited progress with the Management Consortium and the Recco Consortium, as compared to the more certain financing and execution timeline demonstrated by the Buyer. At the meeting, representatives of Davis Polk also briefed the Special Committee on the key negotiation points with the Buyer, including the risk allocation regarding regulatory approvals, closing conditions and termination fee arrangement.

On December 9, 2023, representatives of Davis Polk circulated its comments on drafts of each of the merger agreement, the equity commitment letter, the rollover and support agreement and the limited guarantee in relation to the Buyer’s acquisition of the Company to representatives of MoFo. Representatives of Davis Polk also sent to representatives of MoFo the initial draft of the amendment to the Company Rights Agreement. Davis Polk’s comments on the draft merger agreement reflected the discussion with the Special Committee, including among others, (a) rejecting the Buyer’s request for the Board to render the Company Rights Agreement inapplicable to the Buyer and its affiliates, and (b) comments on the non-solicitation provisions including the definitions of “Superior Proposal” and “Intervening Event.” Davis Polk also continued to request that the Buyer bear the regulatory risks both on the regulatory approval efforts covenant and the reverse termination fee arrangement. Davis Polk also provided comments to revise the scope of the representations and warranties of the Company.

Also on December 9, 2023, representatives of MoFo sent a revised draft of the debt commitment letter and term sheet for the Buyer’s acquisition of the Company to representatives of Davis Polk.

On December 10, 2023, two members of the Special Committee, Dr. Teh and Ms. Tan, held a call with representatives of Davis Polk and Deutsche Bank to discuss the latest progress on the sale process. The directors discussed and agreed and instructed the advisors to continue negotiations with the Buyer. The directors and advisors further discussed a few outstanding key issues with the Buyer on the draft merger agreement, including the risk allocation regarding regulatory approvals and the minimum cash deposit requirement as a closing condition.

During the day, representatives of MoFo circulated, on behalf of the Buyer, revised drafts of the amendment to the Company Rights Agreement, the merger agreement, the equity commitment letter, the rollover and support agreement and the limited guarantee to representatives of Davis Polk. The merger agreement markup reflected certain key issues subject to the further negotiations by the parties. These included (a) the Buyer’s special meeting request and director appointment request, as well as Buyer’s request that if there is a competing proposal (which included proposals put forward by the Requisition Shareholders) at the shareholders meeting to approve the merger, the Company should (i) include the proposals to approve the merger and the Buyer’s director appointment request and the competing proposal in separate sections, (ii) provide clear voting instructions and advise the shareholders of the mutually exclusive nature of the proposals in a manner satisfactory to the Buyer, and (iii) recommend the shareholders to vote “against” the competing proposal and “for” the merger and the Buyer’s director appointment request, (b) certain restrictions on the Board regarding its non-solicitation obligations and certain requirements in the definitions of “Superior Proposal” and “Intervening Event”, (c) the Buyer’s request for a closing condition that no more than 10% of the Shares be subject to dissenters’ rights and the addition of a mutual closing condition linked to the outbound direct investment filings and national security review clearance, and (d) the Buyer’s refusal to pay a reverse termination fee in the event the merger does not close for failure to receive regulatory approvals.

In the afternoon, Dr. Teh and Ms. Tan, had a call with representatives of Davis Polk and Deutsche Bank to further discuss the progress on the negotiations with the Buyer. At the meeting, representatives of Davis Polk reported to the directors regarding the key issues reflected in the merger agreement markup circulated by the Buyer prior to the meeting. The directors discussed and indicated their positions on such key issues and instructed representatives of Davis Polk to revise the merger agreement accordingly. Representatives of Davis Polk also noted that the Buyer requested that the Company waive the restrictions under the Company Rights Agreement with respect to any acquisition of securities of the Company by the Buyer and its affiliates after the Buyer entered into a definitive merger agreement with the Company. The directors discussed the implications of such waiver and decided that a waiver that would only become effective after the signing of the merger agreement would be acceptable.

Later that afternoon, representatives of Davis Polk and MoFo had a call to discuss certain outstanding issues in the Merger Agreement. These included, among others, (a) certain restrictions on the Board regarding its non-solicitation obligations and certain requirements in the definitions of “Superior Proposal” and “Intervening Event” and (b) the Buyer’s refusal to pay a reverse termination fee in the event the merger does not close due to failure to receive regulatory approvals.

Later that night, Dr. Teh and Ms. Tan had another call to further discuss with representatives of Davis Polk and Deutsche Bank the progress of the negotiations with the Buyer. At the meeting, Deutsche Bank provided an update on certain outstanding key commercial issues with the Buyer, including its offer price, and, based on discussions with the legal advisors, the definition of “Superior Proposal” in the merger agreement, the termination fee arrangement, the closing conditions and termination events. Representatives of Davis Polk further provided an update on the negotiation status of several legal issues based on the Buyer’s latest merger agreement markup and the previous negotiation call with representatives of MoFo. Such issues included the Buyer’s comments on the Buyer’s director appointment request and the go-shop/non-solicitation provision. At the meeting, representatives of Davis Polk also reported to the directors about a call on the same day from a representative from Party A, which indicated that Party A was one of the financing sources behind the Management Consortium and that Party A was ready to fund a sizable deposit into an escrow account established by the Management Consortium the next day. The directors noted that Party A had no direct contact with the Special Committee or its advisors prior to this outreach, the current status and relationship between Party A and the Management Consortium was unclear, it was uncertain if Party A was acting on its own behalf or representing the Management Consortium (particularly in light of the presence of the New Equity Investor), Party A had not provided information regarding the financing plan and sources for its purported acquisition of the Company, and given the status of negotiations with the Buyer, it was in the best interests of the Company and its shareholders to continue to proceed with the negotiations with the Buyer.

Later on the same day, representatives of Davis Polk received an email letter from Party A on behalf of three investors (collectively, the “Party A Consortium”), stating that they were equity investors for the Management Consortium, that they agreed to provide the entire equity financing needed by the Management Consortium to acquire the Company, and that they were ready to fund a sizable deposit into escrow on the following day to support their proposed transaction. In accordance with the direction of the Special Committee, representatives of Deutsche Bank responded shortly to Party A to request a call with Party A to discuss their financing structure and acquisition proposal.

After the calls with members of the Special Committee and in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a negotiation session with representatives of the Buyer and MoFo to discuss the pending items in the merger agreement with the Buyer. The Special Committee, together with representatives of Davis Polk and Deutsche Bank, on the one hand, and representatives of the Buyer and MoFo, on the other, had separate internal sessions during the negotiation session to discuss approaches and responses. After discussions, the parties continued the negotiation sessions, during which representatives of the Buyer agreed to increase its offer price to US$26.50 per Share.

On December 11, 2023, representatives of Davis Polk sent revised drafts of the merger agreement and the amendments to the Company Rights Agreement to representatives of MoFo reflecting discussion with the Special Committee regarding the Buyer’s comments, together with the revised drafts of the rollover and support agreement, the equity commitment letter and the limited guarantee.

During the day, representatives of MoFo, on behalf of the Buyer, signed off on drafts of the equity commitment letter, the limited guarantee and the rollover and support agreement. Representatives of Davis Polk also held calls and exchanged comments via emails with representatives of MoFo throughout the day to finalize the drafts of the merger agreement, the amendments to the Company Rights Agreement and the disclosure letter to the merger agreement.

At around noon, representatives of Davis Polk and Deutsche Bank received and forwarded to the Special Committee another email letter from Party A on behalf of the Party A Consortium, stating that they had made a deposit into an escrow account established by the Management Consortium’s holding company, and indicating that the Party A Consortium was willing to offer US$28.00 per Share in cash to acquire the Company.

At 2:30 p.m., in accordance with the direction of the Special Committee, representatives of Davis Polk, Deutsche Bank, Party A and its legal advisor had a call to discuss the Party A Consortium’s proposal. Representatives of Party A described their previous participation in the Management Consortium and indicated their continued interest in acquiring the Company. Representatives of Deutsche Bank emphasized the Special Committee’s request for Party A to provide clarity as to the composition and identities and financial substance of its consortium members and proof of funding sources promptly in light of the transaction timeline.

At 4:00 p.m., the Special Committee held a meeting, at which representatives of Davis Polk, Mourant and Deutsche Bank were present, to consider the proposed transaction with the Buyer and the email letter from Party A. At the meeting, Davis Polk and Deutsche Bank provided to the Special Committee a brief update on the latest negotiations with the Buyer, including the updated information received on its financing. It was noted that the negotiations with the Buyer and the draft transaction documents were at near-final stage with no major commercial issues outstanding. The directors and the advisors discussed the email letters from Party A. The directors noted that Party A had not yet provided certain material information regarding its proposal, including clarity as to the composition and identities and financial substance of the consortium members, proof of funding sources, the fact that their funding appeared to require outbound direct investment approval, and that the deposit made into the Management Consortium’s account was only a small portion of the total funding required for the transaction. Further, the Special Committee had no negotiations with Party A on the draft transaction documents. The directors noted that the substantial progress the Special Committee had made with the Buyer on the material terms of the transaction and determined that it would not be in the best interests of the Company and its shareholders to delay and potentially jeopardize a potential transaction with the Buyer in view of the uncertainty of Party A’s proposal, particularly taking into account how long the Special Committee and its advisors had been engaging with the Management Consortium (which Party A purported to now lead) and had yet to reach agreement on material terms. After discussions, members of the Special Committee decided that it should continue to proceed with the proposed transaction with the Buyer. Representatives of Davis Polk summarized the key terms of the merger agreement and the other transaction documents as agreed with the Buyer, including (a) the merger structure, (b) the shareholder approval requirement, (c) the treatment of the outstanding options and restricted share awards, (d) the “go shop/non-solicitation” and “fiduciary out” provisions, (e) the D&O indemnification and insurance, (f) the closing conditions under the merger agreement, (g) the circumstances under which the parties would have the right to terminate the merger agreement and the associated termination fees and expenses payable upon termination, (h) the limited guarantee, (i) the available funds and financing, (j) the rollover and support agreement and (k) certain amendments to the Company Rights Agreement. Thereafter, Deutsche Bank reviewed its financial analysis of the Per Share Merger Consideration with the Special Committee and rendered an oral opinion, which was confirmed by delivery of a written opinion dated December 11, 2023 after the meeting, to the Special Committee to the effect that as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its written opinion, the Per Share Merger Consideration to be received by holders of Shares (excluding Parent and its affiliates) was fair, from a financial point of view, to such holders, without regard to individual circumstances of specific holders or the securities of the Company held by such holders, or as to relative fairness. After full discussion and careful consideration, including the factors noted under “The Merger—Reasons for the Merger and Recommendation of the Special Committee and the Board, beginning on page 56, the Special Committee unanimously (a) determined that the merger agreement and the other transaction documents and the transactions contemplated thereby are advisable and in the best interests of, the Company and the unaffiliated shareholders as a whole and (b) resolved to recommend that the Board approve the merger agreement and the other transaction documents and the consummation of the merger and the other transactions contemplated thereby. After the approval of the Special Committee, the audit committee of the Board held a meeting and approved the merger agreement, the other transaction documents and the transactions contemplated thereby.

Following the Special Committee meeting and the audit committee meeting, the Board held a meeting, at which representatives of Davis Polk, Mourant and Deutsche Bank were present, to consider the merger agreement and the other transaction documents as negotiated between the Special Committee and the Buyer. At the meeting, the Special Committee’s advisors provided a summary of the material terms of the proposed transaction with the Buyer. The Special Committee also reported to the Board its unanimous determination and recommendation for the proposed transaction. After considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, the Board, among others, unanimously (a) determined that the merger agreement and the other transaction documents and the transactions contemplated thereby are advisable and in the best interests of, the Company and the unaffiliated shareholders as a whole, and (b) directed that the authorization and approval of the merger agreement and the other transaction documents and the transactions contemplated thereby be submitted to a vote at special meeting of the shareholders with the recommendation “for” the merger agreement, the other transaction documents and the transactions contemplated thereby, including the merger and the appointment of three independent director nominees by the Buyer.

After the Board meeting, the Merger Agreement and the other transaction documents, including the Support Agreement, the Equity Commitment Letters, the Limited Guarantee and the amendments to the Company Rights Agreement, were executed.

Later in the evening of December 11, 2023, the Company issued a press release announcing the Merger Agreement.

Go-Shop

In the evening of December 11, 2023, the Party A Consortium, through its legal advisor, sent a letter to the Special Committee, reaffirming its interest in acquiring the Company for US$28.00 per Share in cash.

On December 12, 2023, representatives of Davis Polk and Deutsche Bank discussed the go-shop process, and Deutsche Bank started to prepare for the Special Committee’s approval a list of potential bidders for outreach.

On December 13, 2023, the Special Committee approved the list of potential bidders to be contacted by Deutsche Bank to solicit interest in acquiring the Company during the go-shop period, which included seven potential bidders that previously had expressed interest in acquiring the Company, including the Party A Consortium, the Management Consortium and the Recco Consortium.

On December 14, 2023, as authorized by the Special Committee, representatives of Deutsche Bank sent emails on behalf of the Special Committee to each of the potential bidders on the approved list to confirm whether they were interested in acquiring the Company with a Superior Proposal, noting that each potential bidder should refer to the Merger Agreement for the requirements of a Superior Proposal and, if still interested in pursuing the Company, execute the Company’s standard form of confidentiality agreement attached to the email and submit the complete requirements for any due diligence.

On December 16, 2023, Party B, which was not on the outreach list previously approved by the Special Committee, sent an email to Deutsche Bank, indicating that Party B was interested in exploring a potential acquisition of the Company. Representatives of Deutsche Bank informed the Special Committee of Party B’s email and the Special Committee authorized Deutsche Bank to engage with Party B in the go-shop process. Party B was thereafter provided with the Company’s standard form of confidentiality agreement.

On December 17, 2023, Party B circulated a revised draft of the confidentiality agreement through representatives of Deutsche Bank, and representatives of Davis Polk provided a further revised draft of the confidentiality agreement on the next day. On December 19, 2023, Party B and the Company entered into the confidentiality agreement.

On December 18, 2023, the Party A Consortium sent an email to representatives of Deutsche Bank reaffirming their non-binding proposal to acquire the Company for US$28.00 per Share, and representatives of

Davis Polk reported the Party A Consortium’s reaffirmed non-binding proposal to the Special Committee on the same day. Also on this day, representatives of the Party A Consortium’s legal advisor sent a revised draft of the confidentiality agreement to representatives of Davis Polk, and representatives of Davis Polk provided a further revised draft of the confidentiality agreement on the same day.

On December 19, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk had a call with the Party A Consortium’s legal advisor to discuss the Party A Consortium’s comments on the confidentiality agreement and representatives of Deutsche Bank followed up with the Party A Consortium regarding their financing proof and suggested a call to clarify the Party A Consortium’s financing structure and financing certainty and to discuss their comments on the confidentiality agreement.

Also on December 19, 2023, Party B was granted access to the Company’s virtual data room containing due diligence materials managed and maintained by the Company for the go-shop process (the “VDR”).

On December 20, 2023, representatives of Davis Polk, Deutsche Bank, the Party A Consortium and its legal advisor had a call to discuss, among other things, the financing structure of the Party A Consortium. During the call, in accordance with the direction of the Special Committee, representatives of Deutsche Bank requested that the Party A Consortium provide information to demonstrate their financing sources and certainty and other relevant information for the Special Committee’s evaluation of whether their acquisition proposal constituted or would reasonably be expected to result in a Superior Proposal under the Merger Agreement. Representatives of the Party A Consortium indicated that they would prepare and submit the requested documents after the call.

On December 22, 2023, the legal advisor to a consortium consisting of three investors (collectively, the “Party C Consortium”) sent to representatives of Davis Polk a non-binding proposal letter from the Party C Consortium to acquire the Company for US$30.00 per Share, together with a markup of the Merger Agreement attached thereto. Shortly thereafter, representatives of Davis Polk reported to the Special Committee the Party C Consortium’s non-binding proposal with a summary of the key changes reflected in their Merger Agreement markup. The Party C Consortium generally accepted the Company’s positions in the Merger Agreement, except for certain proposed changes to reflect the Party C Consortium’s proposed financing structure consisting of 100% offshore equity financing.

On December 23, 2023, representatives of Davis Polk, Deutsche Bank and the legal advisor to the Party C Consortium had a call to discuss the non-binding proposal of the Party C Consortium. During the call, representatives of Deutsche Bank and Davis Polk inquired about the identity of the equity financing sources for the Party C Consortium, as the members of the Party C Consortium were all newly-formed companies that did not appear to have operations or financial substance, and requested that the Party C Consortium provided information to demonstrate their financing sources and certainty and other relevant information for the Special Committee’s evaluation of whether their acquisition proposal constituted or would reasonably be expected to result in a Superior Proposal under the Merger Agreement. The legal advisor to the Party C Consortium indicated that they would seek their clients’ instruction before disclosing the requested information. Representatives of Davis Polk also asked certain clarifying questions regarding the potential regulatory approvals that would be required. The legal advisor to the Party C Consortium indicated that they would work with the Party C Consortium to provide the requested information.

During the early morning of December 25, 2023, a representative of Dazheng submitted a non-binding proposal letter to the Board to acquire the Company for US$29.00 per Share, on behalf of a consortium (the “Dazheng Consortium”) led by Dazheng Group Acquisition Limited (the “Dazheng SPV”) and consisting of additional members including TFI and GA Technologies Limited (“GA Technologies”), together with a markup of the Merger Agreement and a further revised draft of the confidentiality agreement based on the draft confidentiality agreement for the Recco Consortium circulated by representatives of S&C and signed off by representatives of Davis Polk on December 8, 2023. Shortly thereafter, the Dazheng Consortium also issued a press release to announce its non-binding proposal. During the morning of the same day, in accordance with the direction of the Special Committee, representatives of Deutsche Bank contacted the Dazheng Consortium regarding their non-binding proposal and requested to have a call with representatives of the Dazheng Consortium, its financial advisor UBS and its U.S. legal advisor S&C to further discuss their non-binding proposal. Representatives of Dazheng Consortium and its advisors proposed to have the call at the night of December 25, 2023. Prior to the scheduled call, representatives of Davis Polk circulated a draft confidentiality agreement to the Dazheng Consortium and its advisors, noting that in light of the Company’s obligations under the Merger Agreement that any confidentiality agreement to be entered into by the Company with a Solicited Person during the go-shop period shall contain terms that are no less favorable to the Company than the Confidentiality Agreement, the Dazheng Consortium was requested to review and execute the draft confidentiality agreement prepared by Davis Polk based on the Confidentiality Agreement. In such email, representatives of Davis Polk also requested that the Dazheng Consortium provide its due diligence request list, given that the expected due diligence scope may also impact the terms of the confidentiality agreement.

Also during the early morning of December 25, 2023 and shortly after the email from Dazheng to the Board, Party A sent to representatives of Davis Polk and Deutsche Bank an email addressed to the Special Committee, Deutsche Bank and Davis Polk, indicating that, despite the prior non-binding proposal to acquire the Company for US$28.00 per Share from the Party A Consortium, Party A had determined to join the Dazheng Consortium through GA Technologies to submit a non-binding proposal to acquire the Company for US$29.00 per Share.

Later that night, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with the Dazheng Consortium and its advisors, S&C and UBS, to discuss Dazheng Consortium’s non-binding proposal. During the call, representatives of Deutsche Bank requested that the Dazheng Consortium provide information to demonstrate their financing sources and certainty and other relevant information for the Special Committee’s evaluation of whether their acquisition proposal constituted or would reasonably be expected to result in a Superior Proposal under the Merger Agreement. With respect to the Dazheng Consortium’s request to conduct a due diligence review on the Company’s non-public information, it was noted that a confidentiality agreement satisfying the requirements of the merger agreement would be required. Representatives of Davis Polk further asked several clarifying questions regarding the potential regulatory approvals that would be required. The Dazheng Consortium and its advisors indicated that they would prepare the requested information. After the call, during the night of December 25, 2023 and the morning of December 26, 2023, Davis Polk and S&C exchanged drafts of the confidentiality agreement. Two members of the Dazheng Consortium, the Dazheng SPV and GA Technologies, executed the confidentiality agreement with the Company on December 26, 2023. Shortly thereafter, such two members of the Dazheng Consortium and their advisors were granted access to the VDR. Another member of the Dazheng Consortium, TFI, has not executed the confidentiality agreement as of the date of this Proxy Statement.

On December 26, 2023, the Party C Consortium, through its legal advisor, sent to representatives of Davis Polk a proposal to acquire the Company for US$30.00 per Share, together with a slightly revised markup of the Merger Agreement attached thereto. Representatives of Davis Polk reported the proposal to the Special Committee shortly.

During the night of December 26, 2023, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present, to discuss the proposals received during the go-shop period. At such meeting, Deutsche Bank discussed with the Special Committee about the material financial terms of each of the proposals received from the Party A Consortium, the Dazheng Consortium and the Party C Consortium, as well as the interest to submit a non-binding proposal from Party B. Deutsche Bank also noted for the Special Committee that Party A ultimately determined to join the Dazheng Consortium and that Party B had not submitted a non-binding proposal after it was granted access to the VDR, as a result of which the US$29.00 per Share non-binding proposal from the Dazheng Consortium and the US$30.00 per Share proposal from the Party C Consortium were the two remaining proposals to be considered and evaluated by the Special Committee, but neither the Dazheng Consortium nor the Party C Consortium had yet submitted the requested information to demonstrate their financing sources and certainty. Representatives of Davis Polk provided the

Special Committee with a brief summary of the material terms of the Merger Agreement markup by each of the Dazheng Consortium and the Party C Consortium, noting that neither markup raised material issues as compared to the Merger Agreement. The Special Committee asked clarifying questions and discussed with its advisors each of the proposals received by the Company during the go-shop period, including the information, if any, that had been provided by each of the Party C Consortium and the Dazheng Consortium as to their financing sources and certainty. After discussions and consideration of the relevant factors, including but not limited to, insufficient information as to the financing sources and certainty of the respective consortiums (including on the actual decision makers, beneficial shareholders and funders behind the respective consortiums), and in connection therewith, the uncertainty relating to the required regulatory approvals to consummate the proposed acquisitions, the Special Committee unanimously concluded that, based on the information then received, it determined that none of the proposals received during the go-shop period constituted or would be reasonably likely to result in a Superior Proposal.

During the late night of December 26, 2023, representatives of S&C circulated to representatives of Davis Polk the Dazheng Consortium’s draft debt commitment letter and equity commitment letter. The draft equity commitment letter was contemplated to be signed by the Dazheng SPV, which appeared to be a shell company. None of the requested information as to the financial substance of the funding sources were provided. Representatives of Deutsche Bank updated to the Special Committee as to the foregoing, and the Special Committee’s determination at the earlier meeting on that day remained unchanged.

The go-shop period expired at 11:59 p.m. Hong Kong time on December 26, 2023. The Company ceased VDR access to Party B and the Dazheng Consortium immediately thereafter.

On December 27, 2023, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent emails, on behalf of the Special Committee, to each of Party B, the Party C Consortium and the Dazheng Consortium indicating that, based on the information then received, the Special Committee had determined that none of their respective proposals (or interest to submit a proposal) to acquire the Company either constituted or would reasonably be expected to result in a Superior Proposal, and that in accordance with the Merger Agreement, the Special Committee would terminate all discussions and negotiations with each of Party B, the Party C Consortium and the Dazheng Consortium, their respective representatives and financing sources regarding their proposals (or interest to submit a proposal) to acquire the Company.

Also on December 27, 2023, the Company issued a press release announcing the end of the go-shop period and the Special Committee’s determination based on the information received until the Go-Shop Period End Date that, none of the acquisition proposals received during the go-shop period constituted or would reasonably be expected to result in a Superior Proposal.

Also on December 27, 2023, representatives of Deutsche Bank, acting on behalf of the Special Committee and in accordance with the requirement under the Merger Agreement, sent a summary of the material terms and conditions of the proposals submitted by the Party C Consortium and the Dazheng Consortium to representatives of the Buyer and MoFo.

Developments after the Go-Shop Period

On December 29, 2023, representatives of S&C sent an email to representatives of Davis Polk in relation to the proposal by the Dazheng Consortium, enclosing a draft equity commitment letter contemplated to be signed by a TFI entity and an executed equity commitment letter by an investor for a contemplated back-to-back equity commitment by such investor to the Dazheng SPV to support Dazheng SPV’s equity commitment to Merger Sub. The equity capital to be provided by such back-to-back investor would constitute more than a majority of the equity funding for the Dazheng Consortium, but it was not previously named as a member or funder of the Dazheng Consortium or disclosed as such to the Special Committee or in public disclosure made by the Dazheng Consortium. The email also included certain introductory materials for each of TFI and such back-to-back investor and on certain affiliates of such entities. Representatives of Davis Polk reported to the Special Committee regarding the email and the materials received from representatives of S&C.

On December 30, 2023, representatives of Davis Polk and Deutsche Bank had a call with representatives of S&C and UBS to clarify terms and conditions of the proposal by the Dazheng Consortium. On December 31, 2023, representatives of Deutsche Bank reported the call to the Special Committee, noting that there continued to be insufficient information as to the Dazheng Consortium’s financing sources and certainty, and in particular, insufficient information on the structure of the consortium and in connection therewith the financial substance of the entities that would provide equity commitment and the uncertainty relating to the required regulatory approvals to consummate the proposed acquisition. After careful consideration, the Special Committee remained of the view that the Dazheng Consortium’s proposal did not constitute and would not reasonably be expected to result in a Superior Proposal.

On December 29, 2023, representatives of MoFo sent a draft of the Equity Financing Waiver to representatives of Davis Polk, seeking consent from the Company pursuant to the Support Agreement for an update to the Buyer’s holding structure in connection with a proposed investment by the Sinopec Investor. Subsequent discussions between representatives of MoFo and Davis Polk ensued regarding the draft of the Equity Financing Waiver. Representatives of Davis Polk then requested a back-to-back equity commitment, in an amount equal to the investment to be contributed by the Sinopec Investor, to be delivered by the Rollover Securityholder to Parent. Later that day, representatives of MoFo and Davis Polk negotiated and agreed upon the Equity Financing Waiver and the Back-to-back Equity Commitment Letter. Subsequently, (a) the Rollover Securityholder entered into the Share Subscription Agreement with the Sinopec Investor, (b) the Company, Parent and the Rollover Securityholder entered into the Equity Financing Waiver, and (c) the Rollover Securityholder and Merger Sub entered into the Back-to-back Equity Commitment Letter.

On January 2, 2024, the Buyer filed a Schedule 13D amendment disclosing the Proposed Buyer Equity Structure Change and the execution of the Equity Financing Waiver and the Back-to-back Equity Commitment Letter.

Reasons for the Merger and Recommendation of the Special Committee and the Board

The Special Committee evaluated the Merger in consultation with the Special Committee’s legal and financial advisors. After careful consideration, at a meeting on December 11, 2023, the Special Committee unanimously (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) recommended that the Board authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) recommended that the Board submit the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, to the shareholders of the Company for approval and authorization at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment.

At a meeting on December 11, 2023, the Board, acting upon the unanimous recommendation of the Special Committee, and after each director duly disclosed his or her interests in the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, as required by the memorandum and articles of associations of the Company and the BVI Act, (a) determined that the Merger Agreement, the Articles of Merger and the Plan of Merger, and the transactions contemplated by the Merger Agreement including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares), and declared it advisable to enter into the Merger Agreement, the Articles of Merger and the Plan of Merger, and to consummate the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Articles of Merger and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and (c) resolved to direct that the authorization and approval of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following substantive factors and potential benefits of the Merger, which are not listed in any relative order of importance:

•	the challenges faced by the Company, including, among other things:

•

costs associated with the Company’s substantial investment in new product and service development to strengthen its competitive position, which may not be able to be offset by an increase in net sales or margins;

•	limited notable growth prospects during a period of macroeconomic downturn for the Company’s core business;

•	uncertainty regarding the growth and profitability of automation and control systems business;

•	uncertainty with respect to the renewal of contracts with the Company’s major customers;

•	uncertainty as to potential changes in regulatory policies ; and

•	potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown and the challenges in the macroeconomic environment.

•

the current and historical market prices of the Shares, and the fact that the Per Share Merger Consideration of US$26.50 represents an implied premium of 42% to the unaffected price for the Shares of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of the Shares during the 30 trading days through August 23, 2023;

•	the Company Projections, as described below under “The Merger—Reasons for the Merger and Recommendation of the Special Committee and the Board—Certain Financial Projections” beginning on page 61;

•

the fact that the Per Share Merger Consideration will be all cash, which will provide immediate liquidity to the Company’s shareholders unaffiliated with the Buyer and allow them to avoid post-Merger risks and uncertainties relating to the prospects of the Company;

•

the fact that the Special Committee was formed to conduct a formal sale process, which was publicly announced, for a review of various strategic options to maximize shareholder value, in which (a) at the instruction of the Special Committee, its financial advisor contacted approximately eight potential strategic and financial buyers, (b) the Special Committee negotiated transaction documents with two bidders concurrently, and (c) the Special Committee evaluated and compared their financing level and source, the legal and financial terms proposed by each of them, the progress with each bidder, deal certainty and other relevant factors with the assistance of its advisors.

•

the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly-traded company and the possibility of a sale of the Company to another buyer), the perceived potential benefits and risks of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account (a) the likelihood of consummation, given the size of and required funding for any potential alternative transaction and (b) the business, financial, competitive, industry and market risks;

•

the negotiations with respect to the Per Share Merger Consideration, including the Special Committee’s request that the Per Share Merger Consideration be increased, and the Special Committee’s belief that, following negotiations with the Buyer, US$26.50 per Share was the highest price that the Buyer would agree to pay;

•

the financial presentation, and opinion, dated December 11, 2023, of Deutsche Bank to the Special Committee as to the fairness, from a financial point of view and as of that date, of the Per Share Merger Consideration to be received in the Merger pursuant to the Merger Agreement by the holders of Shares (other than Parent and its affiliates), which opinion was based on and, subject to the assumptions, limitations, qualifications and conditions set forth in Deutsche Bank’s opinion, as more fully described under “The Merger— Opinion of the Special Committee’s Financial Advisor” beginning on page 64;

•	the likelihood that the Merger would be completed based on, among other things:

•	the fact that Parent had obtained equity and debt financing commitments for the Merger;

•	the absence of any condition in the Merger Agreement in respect of obtaining financing from any third party;

•	the likelihood and anticipated timing of completing the Merger in light of the scope of the conditions to completion; and

•

the Company’s ability, as set out in the Merger Agreement and the Equity Commitment Letters, to seek specific performance to prevent breaches of such agreements and to enforce specifically the terms of such agreements.

•

the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be completed under certain circumstances, Parent will pay the Company a termination fee of US$33,000,000, and the guarantee of such payment obligation by the Guarantor pursuant to the Limited Guarantee;

•

the fact that the Rollover Securityholder, which holds approximately 13.7% of the total issued and outstanding Shares as of the Record Date, has executed and entered into the Support Agreement, pursuant to which it has agreed to vote the Shares held by it in favor of the Merger, subject to, and in accordance with, the terms and conditions of the Support Agreement;

•

the costs of regulatory compliance for public companies, including accounting, legal and other expenses incurred in connection with the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, and the significant amount of time that the Company’s management must devote to SEC reporting and compliance;

•

the possibility that trading in securities of China-based U.S.-listed public companies such as the Shares could be prohibited under the Holding Foreign Companies Accountable Act enacted on December 18, 2020, if the U.S. Public Company Accounting Oversight Board determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including the Company’s auditor as an independent registered public accounting firm; and

•

the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company, and which potentially may help its actual or potential competitors, customers, clients or suppliers compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be.

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Company’s shareholders and to permit the Special Committee and the Board to represent effectively the interests of such shareholders. These procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and the Board delegated to the Special Committee plenary authority to negotiate the transaction and attend to all related matters and processes;

•	in considering the Merger, the Special Committee acted solely to represent the interests of the Company’s shareholders unaffiliated with the Buyer;

•

all members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer; in addition, none of the members of the Special Committee has any financial interest in the Merger that is different from that of the Company’s shareholders unaffiliated with the Buyer other than (a) their receipt of Board compensation in the ordinary course and Special Committee compensation in connection with its evaluation of the Merger (none of which is contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger), (b) their indemnification and liability insurance rights under the Merger Agreement, and (c) their right to receive cash consideration with respect to the Vested Company Restricted Share Awards that had been granted to them under the Company Share Plan;

•	the Special Committee was assisted by its legal and financial advisors in the negotiations with the Buyer and the other bidders and the evaluation of the Merger and alternative transactions;

•

the Special Committee was empowered to consider, attend to and take any and all actions in connection with the proposal from the Buyer and the transactions contemplated thereby from the date on which the Special Committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by the Board for authorization and approval until the Special Committee had recommended such action to the Board;

•

the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer and its advisors, on the other hand;

•	the Special Committee regularly held meetings to consider and review the terms of the Merger Agreement and the Merger, and possible alternative transactions;

•	the Special Committee had no obligation to recommend the authorization and approval of the Merger or any other transaction;

•	under the terms of the Merger Agreement, for a 15-day go-shop period after the execution of the Merger Agreement, the Company has the ability to initiate, solicit and encourage competing transactions;

•

during the go-shop period, the Company, through its advisors, solicited and encouraged acquisition proposals, entered into non-disclosure agreements with multiple parties to allow access to non-public information and received additional acquisition proposals;

•

under the terms of the Merger Agreement, the Company has the ability to consider any proposal regarding an acquisition proposal reasonably likely to lead to a superior proposal until the date on which the shareholders of the Company vote upon and authorize and approve the Merger Agreement;

•

the Board and the Special Committee have the ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the recommendation of the Board and the Special Committee that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger;

•

the Company has the ability to terminate the Merger Agreement in connection with a superior proposal or an intervening event, subject to compliance with the terms and conditions of the Merger Agreement;

•

the availability of dissenters’ rights to the shareholders who comply with all of the required procedures under the BVI Act for exercising dissenters’ rights, which allow such holders to receive the fair value of their Shares as determined in accordance with the BVI Act.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•

the fact that certain directors and executive officers of the Company have interests in the Merger that are different from, or in addition to, those of other shareholders (see “The Merger—Interests of Certain Persons in the Merger” beginning on page 78 for additional information);

•

the fact that the Company’s shareholders unaffiliated with the Buyer will have no ongoing equity participation in the Company following the Merger, and that they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

•

the restrictions on the conduct of the Company’s business prior to the completion of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the completion of the Merger;

•

the risks and costs to the Company if the Merger does not consummate, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•	the fact that the Company may be required, under certain circumstances, to pay Parent a termination fee of US$33,000,000 in connection with the termination of the Merger Agreement;

•

the fact that the Company’s monetary remedy in the event of breach of the Merger Agreement by Parent is limited, under certain circumstances, to the receipt from Parent of a termination fee of US$33,000,000, and that the Company may not be entitled to such remedy or fees at all if, among other things, the Company’s shareholders do not approve the Merger Agreement at the extraordinary general meeting, the necessary regulatory approval has not been obtained, the holders of 10% or more of the Shares have served and not withdrawn a notice of dissent, or the Company fails to ensure that the aggregate amount of net cash of the Company and its subsidiaries or the amounts maintained in the deposit accounts is no less that the respective required minimum amount set forth in the Merger Agreement (see “The Merger Agreement, the Articles of Merger and Plan of Merger—Termination of the Merger Agreement” beginning on page 108 and “The Merger Agreement, the Articles of Merger and Plan of Merger – Termination Fees” beginning on page 110 for additional information);

•

the possibility that the Merger might not be completed and the negative impact of a public announcement of such an event on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

•

the taxability of an all-cash transaction to the Company’s shareholders who are U.S. Holders (as defined under “The Merger—U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes, and the taxability of such a transaction to the Company’s shareholders in other jurisdictions.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes the material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, none of the members of the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee unanimously recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, based upon the totality of the information presented to and considered by it.

In reaching its determination that the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, are in the best interests of the Company and its shareholders and its decision to authorize and approve, and recommend the authorization and approval by the shareholders of, the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, the Board, on behalf of the Company, considered the analysis and recommendation of the Special Committee and the factors examined by the Special Committee as described above under this section and under the caption “The Merger—Background of the Merger,” and adopted such recommendations and analysis. During its consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, the Board was also aware that some of the Company’s directors and shareholders have interests with respect to the Merger that are, or may be, different from, and/or in addition to those of the Company’s shareholders unaffiliated with the Buyer generally, as described under the caption “The Merger—Interests of Certain Persons in the Merger” beginning on page 78.

For the foregoing reasons, each of the Special Committee and the Board believes that the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, are substantively and procedurally fair to, and in the best interests of, the Company and its shareholders.

Certain Financial Projections

Except for financial performance guidance disclosed in the Company’s earnings releases, the Company’s management does not, as a matter of course, make available to the public future financial projections. However, the Company’s management provided the prospective financial information set forth below for the fiscal year ended June 30, 2023 through the fiscal year ending June 30, 2028 (the “Company Projections”) to the Special Committee in its evaluation of the Merger, Deutsche Bank and the Special Committee’s financial advisor, for its use and reliance in connection with its financial analyses and opinion as more fully described below under “The Merger—Opinion of the Special Committee’s Financial Advisor.” The Company Projections, which had been prepared based on management’s projection of the Company’s future financial performance and management’s collective best estimates and judgments as of the date provided, were prepared by the Company’s management for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles (“U.S. GAAP”).

The projections included in the Company Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, management took into account the Company’s historical performance, combined with estimates regarding revenues, adjusted EBIT, adjusted EBITDA, depreciation and amortization, capital expenditures and change in net working capital. Although the Company Projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by management that management believed were reasonable at the time the projections were prepared. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results. In addition, factors such as industry policies and performance, the competitive environment and price competition, the market for the Company’s services, economic, regulatory, market and financial conditions all of which are difficult to predict and beyond the control of management, may cause actual future results to differ materially from the results forecasted in these financial projections. The main assumptions underlying the Company Projections are (in no particular order):

•

the Company’s management will be able to successfully implement its mission to strengthen market leadership of the existing businesses in industrial automation and rail transportation, meanwhile expanding industrial automation market share;

•	the growth of the industrial automation market in the PRC, the near-term pipeline, including new orders and order backlogs, will continue in line with management’s expectations;

•	the Company will be able to successfully develop and offer customers an integrated and customized solutions with its proprietary technologies to retain customer satisfaction and stickiness;

•	operating costs and general and administrative expenses is assumed at certain percentage of revenue, which would be moderately declining due to enhanced profitability and increased productivity;

•	total debt and interest expenses on debt will be in line with historical levels;

•	overall economy of the PRC will remain relatively stable, with no material change in competition landscape adversely affecting the Company;

•	there will be no major changes in existing political, legal, fiscal and economic conditions in the PRC;

•	there will be no changes to relevant government policies and regulations relating to the Company’s corporate structure, business and industry; and

•	the Company’s effective tax rate will be in line with management’s expectations.

The Company Projections do not take into account any circumstances or events occurring after the date on which they were prepared. For instance, the Company Projections do not give effect to completion of the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the Company Projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be significantly different from those contained in the Company Projections.

Neither the Company’s independent registered public accounting firm, Union Power HK CPA Limited, nor any other independent accountants have examined, compiled or performed any procedures with respect to the Company Projections or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the Company Projections or their achievability. The financial projections included in this Proxy Statement are included solely to give shareholders access to certain information that was made available to the Special Committee and its financial advisor and are not included for the purpose of influencing any shareholder to make any investment decision with respect to the Merger, including whether or not to vote in favor of approval of the Merger Agreement or whether or not to exercise dissenters’ rights pursuant to Section 179 of the BVI Act in respect of his, her or its Shares.

The following table summarizes the Company Projections:

	Company Projections For the Fiscal Year Ending June 30
	2024E	2025E	2026E	2027E	2028E
	(in USD million except percentages)
Industrial Automation	577	672	756	827	893
% Growth	14.0%	16.4%	12.4%	9.4%	8.0%
Rail Transportation	225	241	254	264	274
% Growth	19.1%	7.0%	5.5%	4.0%	3.5%
Mechanical and Electrical Solution	96	112	115	119	123
% Growth	16.7%	17.3%	3.0%	3.0%	3.0%
Revenue	898	1,025	1,126	1,211	1,290
% Growth	15.6%	14.2%	9.8%	7.5%	6.5%
Gross Profit	284	332	365	392	417
% of Revenue	31.7%	32.4%	32.4%	32.4%	32.4%
Adjusted EBITDA(1)	120	146	160	175	188
% of Revenue	13.4%	14.2%	14.3%	14.4%	14.6%
D&A	13	14	15	15	15
% of Revenue	1.45%	1.4%	1.3%	1.2%	1.2%
Adjusted Net Income(2)	97	119	132	145	158
% of Revenue	10.8%	11.6%	11.7%	12.0%	12.3%
Capital Expenditures(3)	(49)	(18)	(12)	(11)	(12)
% of Revenue	(5.5%)	(1.8%)	(1.1%)	(0.9%)	(0.9%)
Changes in NWC	(39)	(51)	(23)	(32)	(23)
% of Revenue	(4.3%)	(5.0%)	(2.0%)	(2.6%)	(1.8%)

Note:

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, other income and expense including bad debt allowance, VAT refunds, government subsidies, and other non-recurring items.

(2)	Adjusted net income is defined as adjusted EBITDA minus depreciation and amortization, minus interest expense, plus interest income, minus tax expenses.
(3)	Capital expenditures include specific project budget, as well as future repairment and replacement of production and non-production equipment.

Adjusted EBITDA presented in the financial projections prepared by the management is a non-U.S. GAAP measure. For the purpose of supporting the financial analysis of the consideration to be paid in the Merger, and, in the case of adjusted EBITDA, the management believes that it is a useful financial indicator of the Company’s performance and facilitates more accurate comparison to the Company’s peers. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, other income and expense including bad debt allowance, VAT refunds, government subsidies, and other non-recurring items. Although management uses these measures to assess the performance of the Company’s business compared to that of others in the industry, the use of these non-U.S. GAAP measures is limited because it does not include interest, taxes, depreciation and amortization, other income and expense including bad debt allowance, VAT refunds, government subsidies, and other non-recurring items that may be material in amount and is necessary to operate the Company’s business. As such, these non-U.S. GAAP measures should not be relied upon as alternatives to results prepared and presented in accordance with U.S. GAAP. Such measures are not defined under U.S. GAAP and, accordingly, non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable measurements to results reported or forecasted by other companies.

The financial projections and forecasts included in this Proxy Statement should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with U.S. GAAP. See the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, incorporated by reference into this Proxy Statement.

The financial projections and forecasts included in this Proxy Statement are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 117 and “Item 3. Key Information—D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, incorporated by reference into this Proxy Statement.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this Proxy Statement should not be regarded as an indication that the Company, the Special Committee (or its financial advisor) or the Board considers such financial projections or forecasts to be predictive of actual future events, and the projections and forecasts should not be relied on as such an indication. No one has made or is making any representation to any shareholders of the Company regarding the information included in the financial projections and forecasts discussed above.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS FINANCIAL PROJECTIONS AND FORECASTS INCLUDED IN THE COMPANY PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE INAPPROPRIATE OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

Opinion of the Special Committee’s Financial Advisor

Deutsche Bank has acted as financial advisor to the Special Committee in connection with the Merger. At the December 11, 2023 meeting of the Special Committee, Deutsche Bank rendered its oral opinion to the Special Committee, confirmed by delivery of a written opinion dated December 11, 2023, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of the Shares (other than Parent and its affiliates).

The full text of Deutsche Bank’s written opinion, dated December 11, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is attached as Annex E to this Proxy Statement and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and for the use and benefit of, the Special Committee in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion was limited to the fairness of the Per Share

Merger Consideration, from a financial point of view, to the holders of the Shares (excluding Parent and its affiliates) as of the date of the opinion, without regard to individual circumstances of specific holders or the securities of the Company held by such holders, nor did Deutsche Bank’s opinion address relative fairness. The opinion did not address any other terms of the Merger or the Merger Agreement or related documents. The Special Committee did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor did it address the fairness of the contemplated benefits of the Merger. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Merger, or any class of such persons, in connection with the Merger relative to the Per Share Merger Consideration to be received by the holders of the Shares. Deutsche Bank expressed no opinion as to the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. Deutsche Bank further expressed no opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any holder of the Shares should vote or act with respect to the Merger.

In connection with its role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. Deutsche Bank also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Shares;

•	compared certain financial and stock market information for the Company with similar information for certain other companies that it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the implied premiums paid in selected transactions that it deemed relevant;

•	reviewed a draft dated December 11, 2023 of the Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Special Committee, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of the Company, the Parent or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of the Company or Parent under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the Special Committee that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with knowledge and permission of the Special Committee that, in all respects material to its analysis, the Merger would be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed with the knowledge and permission of the Special Committee that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by the Company and its other advisors with respect to such issues. Representatives of the Company informed Deutsche Bank, and Deutsche Bank further assumed with the knowledge and permission of the Special Committee, that the final terms of the Merger Agreement would not differ materially from the terms set forth in the draft it reviewed.

The Special Committee selected Deutsche Bank as its financial advisor in connection with the Merger based on, among other factors, Deutsche Bank’s qualifications, reputation and experience in mergers and acquisitions, and familiarity with the Company and its industry. The Company has agreed to pay Deutsche Bank for its services in connection with the Merger an aggregate fee of up to US$8,500,000, of which US$2,000,000 became payable upon delivery of its opinion (without regard to the conclusion reached therein), and the remainder is contingent upon consummation of the Merger. The Company also has agreed to reimburse Deutsche Bank for Deutsche Bank’s reasonable travel and other out-of-pocket expenses (including fees and disbursements of its legal counsel) arising out of its engagement, in each case on the terms set forth in its engagement letter. In addition, the Company has agreed to indemnify Deutsche Bank and its affiliates against certain liabilities, including certain liabilities arising out of its engagement.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. During the two-year period prior to the date of Deutsche Bank’s opinion, one or more members of the group companies of Deutsche Bank AG (including its affiliates, the “DB Group”) provided investment banking services to the Company or its affiliates but did not receive any compensation in relation to such services. The DB Group may provide investment and commercial banking services to Parent and the Company, or their respective affiliates, in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Summary of Material Financial Analyses of Deutsche Bank

The following is a summary of the material financial analyses presented by Deutsche Bank to the Special Committee at its meeting held on December 11, 2023, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described below represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 11, 2023, and is not necessarily indicative of current market conditions. Implied per share equity value reference ranges derived for the Company described below generally were rounded to the nearest US$0.25.

In preparing its analyses, Deutsche Bank utilized calculations of, among other things, (a) enterprise values, calculated as equity value plus net debt, minority interest and minus investment in associates; (b) earnings before interest, taxes, depreciation and amortization, other income and expense including bad debt allowance, VAT refunds, government subsidies, and other non-recurring items (which we refer to as “adjusted EBITDA”); and (c) adjusted EBITDA minus depreciation and amortization, minus interest expense, plus interest income, minus tax expenses (which we refer to as “adjusted net income”).

Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis of the Company using financial forecasts and data provided by the management of the Company to calculate the estimated present value of the standalone unlevered after-tax free cash flows that the Company was forecasted to generate during the period from June 30, 2023 through June 30, 2028. Deutsche Bank calculated terminal values for the Company by applying to the Company’s normalized estimated unlevered, after-tax free cash flows for the fiscal year ending June 30, 2028 a selected range of perpetuity growth rates of 1.0% to 3.0%. The cash flows and terminal values were then discounted to present values (as of December 31, 2023) using a selected range of discount rates of 10.25% to 11.25%.

This analysis indicated an implied per share equity value reference range for the Shares of approximately US$24.10 to US$28.60, as compared to the Per Share Merger Consideration of US$26.50.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial and stock market information for the Company and the following five publicly-traded companies considered generally relevant for purposes of analysis (which we refer to collectively as the “selected companies”):

•	Yokogawa Electric Corporation

•	Supcon Technology

•	Zhouzhu CRRC Times Electric Co., Ltd

•	China Railway Signal & Communication

•	Shenzhen INVT Electric Co., Ltd

Although none of the selected companies is directly comparable to the Company, Deutsche Bank considered each of them generally relevant for the purposes of analysis, based on its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, the Company’s operational capabilities and financial profile compared with those of the selected companies, the competitive landscape in which the Company and the selected companies operate and the Company’s product offerings and those of the selected companies. Accordingly, Deutsche Bank’s selected public companies analysis was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading or other values of such companies.

Based on closing stock prices on December 8, 2023, information contained in public filings, equity research analyst consensus estimates for the selected companies and management forecasts and estimates for the Company, Deutsche Bank reviewed the following financial metrics with respect to the selected companies:

•	Enterprise values as multiples of calendar year estimated 2023 and 2024 adjusted EBITDA; and

•	Equity values as multiples of calendar year estimated 2023 and 2024 adjusted net income

The observed overall high, low and median multiples of these financial metrics are summarized as follows:

	Adj. EBITDA		Adj. Net Income
	2023E	2024E	2023E	2024E
Selected Companies
High	27.3x	20.1x	32.4x	25.6x
Low	2.4x	2.3x	6.2x	6.2x
Median	8.2x	6.7x	14.7x	13.1x

Based on financial forecasts and other information provided by the management of the Company, Deutsche Bank calculated the following ranges of implied per share equity value reference ranges of the Shares, as compared to the Per Share Merger Consideration of US$26.50:

•

approximately US$25.05 to US$26.90 per Share by applying a selected range of multiples derived from the selected companies’ calendar year 2023 estimated EBITDA of 7.7x to 8.7x to the calendar year 2023 estimated adjusted EBITDA of the Company, and approximately US$23.80 to US$25.95 per Share by applying a selected range of multiples derived from the selected companies’ calendar year 2024 estimated EBITDA of 6.2x to 7.2x to the calendar year 2024 estimated adjusted EBITDA of the Company; and

•

approximately US$23.05 to US$24.65 per Share by applying a selected range of multiples derived from the selected companies’ calendar year 2023 estimated net income of 14.2x to 15.2x to the 2023 estimated adjusted net income of the Company, and approximately US$21.80 to US$23.55 per Share by applying a selected range of multiples derived from the selected companies’ calendar year 2024 estimated net income of 12.6x to 13.6x to the calendar year 2024 estimated adjusted net income of the Company.

Additional Information

Deutsche Bank observed additional information that was not considered part of Deutsche Bank’s financial analysis with respect to its opinion, but which was noted as reference data for the Special Committee, including the following:

Historical Stock Trading. Deutsche Bank reviewed the closing prices of the Shares for the 52 weeks ended on August 23, 2023, the last trading day prior to Recco Consortium’s initial public announcement reaffirming its US$25.00 per Share proposal. Deutsche Bank observed that, during such period, the last 12-month volume weighted average trading price per Share was US$17.74. Deutsche Bank also observed the volume weighted average trading price of top 20 shareholders buy-in price, which was US$16.81 as of December 8, 2023.

Premiums Paid. Deutsche Bank reviewed, using publicly available information, the implied acquisition premia to the 30-day volume weighted average price for China ADR take private transactions announced since 2017 in which the target’s implied equity value was greater than US$500 million and all-cash transactions involving a U.S. public company for which the target’s implied equity value was greater than US$100 million announced since 2017, which indicated implied premia of 34.5% and 37.2% respectively. Applying a selected premia range of 30% to 40% to the 30-day volume weighted average trading price per Share of US$17.47 as of August 23, 2023 (the last trading date prior to Recco Consortium’s initial public announcement reaffirming its US$25.00 per Share proposal) indicated an implied per share equity value reference range for the Shares of approximately US$22.70 to US$24.45 per Share.

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Deutsche Bank further believes that selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Deutsche Bank’s opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company in the analyses described above is identical to the Company.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Special Committee as to the fairness of the Per Share Merger Consideration, from a financial point of view, to the holders of the Shares (excluding Parent and its affiliates) as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the Company’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or the Company. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual, past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Financial analyses are inherently subject to uncertainty, based upon numerous factors or events beyond the control of the Company or its advisors, and Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Merger, including the Per Share Merger Consideration, were determined through negotiations between the Company and Parent and were approved by the Special Committee. Although Deutsche Bank assisted the Special Committee during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Board of Directors and the Special Committee. Deutsche Bank did not recommend any specific consideration to the Company or the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger. As described above, the opinion of Deutsche Bank and its financial presentation to the Special Committee were among a number of factors taken into consideration by the Special Committee in evaluating the Merger.

Director Appointment

Pursuant to the Merger Agreement, the Company is required to include proposals to increase the size of the Board to create three additional director seats and nominate three individuals proposed by Parent who meet the “independent” requirement for directors under the applicable Nasdaq rules as independent directors to the Board at the extraordinary general meeting of shareholders of the Company. The nominees are Guanghua Miao, Ding Wei and Dennis Demiao Zhu, the biographical information of each of them is set forth in Annex H to this Proxy Statement. In addition, to facilitate the appointment of additional members to the Board, the Articles will need to be amended so that the size of the Board could be increased from five to eight.

Effect of Merger on the Company

Private Ownership

Shares are currently listed on Nasdaq under the symbol “HOLI.” It is expected that, following the consummation of the Merger, the Company, as the Surviving Company, will cease to be a publicly traded company and will instead become a private company beneficially owned by the Participants.

Following the completion of the Merger, the Shares will no longer be listed on any securities exchange or quotation system, including Nasdaq, and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, registration of the Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result, the Company will no longer incur the costs and expenses of complying with such requirements. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$26.50 per Share in cash, without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement, except for (a) the Excluded Shares issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist without any payment of consideration, (b) the Dissenting Shares, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 179 of the BVI Act and (c) the Company Restricted Share Awards, which will be treated as described below. As a result, current shareholders of the Company, other than the Rollover Securityholder, will no longer have any equity interest in, or be shareholders of, the Company upon completion of the Merger. Therefore, the Company’s shareholders other than the Rollover Securityholder, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, the Company’s current shareholders other than the Rollover Securityholder, will not be exposed to the risk of loss in relation to their investment in the Company.

At the Effective Time, (a) each Vested Company Option will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option multiplied by (ii) the number of Shares underlying such Vested Company Option; and (b) each Unvested Company Option will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

At the Effective Time, (a) each Vested Company Restricted Share Award will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (b) each Unvested Company Restricted Share Award will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

For the maximum amount of cash payments to be received by our directors and executive officers in respect of their Shares, Vested Company Options and Vested Company Restricted Share Awards upon the completion of the Merger, see “—Treatment of Company Options and Company Restricted Share Awards, including Those Held by Officers and Directors” beginning on page 80.

Memorandum and Articles of Association of the Surviving Company; Directors and Officers of the Surviving Company

If the Merger is completed, the Articles will be replaced in their entirety by the amended and restated memorandum and articles of association of Merger Sub, as in effect immediately prior to the effective time of the merger (except that, at the Effective Time, (a) all references to the name “Superior Technologies Mergersub Limited” shall be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the Shares shall be amended to refer to the correct authorized shares of the Surviving Company consistent with this Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the BVI Act and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b) of the Merger Agreement). In addition, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will become the initial officers of the Surviving Company unless otherwise determined by Parent prior to the Effective Time.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Company’s shareholders unaffiliated with the Buyer include, without limitation, the following:

•

the receipt by such security holders of US$26.50 per Share in cash, representing an implied premium of 42% to the unaffected price of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of the Shares during the 30 trading days through August 23, 2023; and

•	the avoidance of the risk associated with any possible decrease in the Company’s future revenues and free cash flow, growth or value, following the Merger.

The primary detriments of the Merger to the Company’s shareholders unaffiliated with the Buyer include, without limitation, the following:

•

such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•

in general, the receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws; as a result, a U.S. Holder (as defined under “The Merger—U.S. Federal Income Tax Considerations”) of the Shares who receives cash in exchange for all of such U.S. Holder’s Shares in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares. Additional adverse consequences will also result if the Company is treated as a passive foreign investment company for U.S. federal income tax purposes.

Effects of the Merger on the Company’s Net Book Value and Net Earnings

After the closing of the Merger, the Buyer will have an indirect interest in the Company’s net book value and net earnings in proportion to such member’s ownership interest in the Surviving Company. The Company’s net earnings attributable to its shareholders for the fiscal year ended June 30, 2023 was approximately US$106.9 million and its net book value as of June 30, 2023 was approximately US$1,175.2 million.

The table below sets forth the indirect beneficial interest in the Company’s net book value and net earnings for the Participants before and after the Merger, based on the historical net book value and net earnings of the Company as of and for the fiscal year ended June 30, 2023.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Net Book Value		Net Earnings		Net Book Value			Net Earnings
Name	US$’000%		US$’000%		US$’000%			US$’000%
ACP Persons	161,004	13.7	14,650	13.7	1,090,643	92.8		99,236	92.8
Sinopec Investor	—	—	—	—	84,566	7.2	(2)	7,695	7.2	(2)

(1)	Ownership percentages are based on Shares outstanding as of the Record Date.
(2)

This is an approximate figure calculated with reference to the terms of the Share Subscription Agreement, which sets out the formula based on which such ownership percentage is determined. Please see “The Merger—Financing of the Merger— Back-to-back Equity Commitment Letter” beginning on page 74 for additional information.

Alternatives to the Merger

The Board formed the Special Committee on September 29, 2023 to conduct a formal sale process and a review of various strategic options to maximize shareholder value. As part of the sale process, 14 parties indicated interest in acquiring the Company. Five potential buyers signed non-disclosure agreements with the Company to access further non-public information. The Company received several competing proposals to acquire all outstanding Shares and take the Company private. The Special Committee also engaged in extensive negotiations of definitive transaction documents with the Buyer and the Management Consortium. After the market check conducted by Deutsche Bank at the direction of the Special Committee during the sale process and comparing the proposal from the Buyer with the other proposals made available to the Company before the signing, taking into account of the Per Share Merger Consideration, financing package and credibility, deal certainty, progress in the definitive transaction documents, financial and legal terms proposed by bidders and other factors, taken as whole, the Special Committee determined that it is in the best interests of the Company and its shareholders to enter into the proposed sale of the Company to the Buyer. The Special Committee also took into account that (a) there is a 15-day go-shop period after execution of the Merger Agreement for the Company to initiate, solicit and encourage additional acquisition proposal and (b) prior to the receipt of shareholder approval, the Company can terminate the Merger Agreement in order to enter into an acquisition agreement with respect to a Superior Proposal or an Intervening Event, subject to the payment of a termination fee to the extent provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a Superior Proposal, recommend such proposal to the Company’s shareholders).

In addition, the Special Committee also considered the alternative for the Company to remain as a public company. However, the Special Committee believed such options were not to be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the significant premium implied by the Per Share Merger Consideration, the increased costs of regulatory compliance for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly-traded company, and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market.

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, are not authorized and approved by the shareholders of the

Company or if the Merger is not completed for any other reason, the shareholders of the Company will not receive any payment for their Shares pursuant to the Merger Agreement, nor will the holders of any Vested Company Options or Vested Company Restricted Share Awards receive any payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company, the Shares will continue to be listed and traded on Nasdaq (provided that the Company continues to meet Nasdaq’s listing requirements), and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares. Accordingly, if the Merger is not completed, we cannot assure you as to the effect of these risks and opportunities on the future value of the Shares, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances in which the Merger Agreement is terminated, the Company may be required to pay Parent a termination fee in an amount equal to US$33,000,000, or Parent may be required to pay the Company a termination fee in an amount equal to US$33,000,000, in each case, as described under the caption “The Merger Agreement, the Articles of Merger and Plan of Merger—Termination Fees” beginning on page 110.

If the Merger is not completed, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

As of the date of this Proxy Statement, the Company and the Participants estimate that the total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including the Merger, is approximately US$1.39 billion, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Participants did not consider the value of the Excluded Shares. This amount excludes the related costs and expenses in connection with the transactions contemplated by the Merger Agreement, including the Merger.

The Participants expect to provide this amount through a combination of sources, namely (a) the cash contributions contemplated by the Equity Commitment Letters, (b) the cash contribution contemplated by the Back-to-back Equity Commitment Letter, the source of which is the subscription price contemplated by the Share Subscription Agreement, and (c) the proceeds from the Term Loan Facility contemplated by the Commitment Letter.

As described in more detail below:

•	Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount up to US$345 million to Parent to complete the Merger.

•

Under the terms and subject to the conditions of the Back-to-back Equity Commitment Letter, the Rollover Securityholder will provide equity financing in an aggregate amount up to US$40 million to Parent to complete the Merger; the source of such fund will be the subscription price that the Sinopec Investor will pay to the Rollover Securityholder to subscribe for shares in the Rollover Securityholder under the terms and subject to the conditions of the Share Subscription Agreement.

•	Under the terms and subject to the conditions of the Debt Commitment Letter, the Lender has committed to provide a term loan facility of up to US$1,055 million to Merger Sub to complete the Merger.

Equity Commitment Letters

The amount of ACP III’s equity commitment under its Equity Commitment Letter is up to US$70,000,000 and the amount of Superior Fund’s equity commitment under its Equity Commitment Letter is up to US$275,000,000. Such funds are to be used by Merger Sub for the purpose of funding, to the extent necessary, such portion of the merger consideration and such other amounts required to be paid by Parent or Merger Sub pursuant to and in accordance with the Merger Agreement, together with related fees and expenses.

The funding of each Sponsor’s equity commitment under its Equity Commitment Letter is conditioned upon (a) the satisfaction in full or waiver, if permissible, of the conditions to Parent and Merger Sub’s obligations to complete the Merger under the Merger Agreement (other than any conditions that by their nature are to be satisfied at the closing of the Merger but subject to the prior or substantially concurrent satisfaction of such conditions), (b) either the substantially contemporaneous consummation of the closing of the Merger or the Company obtaining, in accordance with the Merger Agreement, a final and non-appealable order requiring Parent or Merger Sub to cause the equity financing under the Equity Commitment Letters to be funded and to effect the closing of the Merger, (c) the debt financing described below and/or any alternative financing (if applicable) having been funded or will be funded at the closing of the Merger in accordance with the terms thereof if the equity financing is funded at the closing of the Merger, and (d) the substantially contemporaneous funding to Merger Sub of the contributions contemplated by the other Equity Commitment Letter.

The obligation of each of the Sponsors to fund the equity commitment under its respective Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the closing of the Merger, at which time such obligation will be discharged but subject to the performance of such obligation, (c) the Company or any of its controlled affiliates directly or indirectly taking affirmative steps to pursue remedies (including asserting a claim or initiate a proceeding) against ACP III as the Guarantor (as defined below) under the Limited Guarantee, and (d) the Company or any of its controlled affiliates directly or indirectly (i) asserting a claim or initiating a proceeding against Merger Sub, such Sponsor, any Non-Recourse Party (as defined in the Limited Guarantee) in connection with or relating to such Equity Commitment Letter, the Merger Agreement or any of the transactions contemplated under the Merger Agreement (other than a claim seeking an order of specific performance of such Sponsor’s obligation to fund its equity commitment, or a claim seeking an order of specific performance or other equitable relief pursuant to the Merger Agreement or the other Sponsor’s Equity Commitment Letter) or (ii) asserting that the relevant cap on such Sponsor’s aggregate liabilities under its Equity Commitment Letter or the relevant cap of the other Sponsor in its Equity Commitment Letter on its liabilities is illegal, invalid or unenforceable in whole or in part.

The Company is an express third-party beneficiary of each of the Equity Commitment Letters to the extent of its right to seek specific performance of each of the equity commitments under the circumstances in which the Company would be permitted by the Merger Agreement to obtain specific performance requiring Merger Sub to enforce the equity commitments. Each of the Sponsors may assign or delegate all or a portion of its obligations to fund its equity commitment to any of such Sponsor’s affiliates or any affiliated investment fund or investment vehicle sponsored, advised or managed by the general partner or the investment manager of such Sponsor or any of such Sponsor’s affiliates thereof (including any affiliated investment fund or investment vehicle to be set up after the date hereof that is sponsored, advised or managed by such Sponsor or any of its affiliates as of such assignment), so long as such Sponsor remains liable for the obligations under its Equity Commitment Letter.

Back-to-back Equity Commitment Letter

Pursuant to the Back-to-back Equity Commitment Letter, the Rollover Securityholder has committed to provide Parent, at or prior to the Effective Time, with an aggregate equity contribution up to US$40,000,000.

Pursuant to the Share Subscription Agreement, the Sinopec Investor has agreed to subscribe for, and Rollover Securityholder has agreed to issue to the Investor, for an aggregate subscription price of US$40,000,000

(the “Subscription Price”), a number of shares, par value US$ 0.01 per share, of Rollover Securityholder (the “Rollover Securityholder Shares”) equal to the result of (a) 10,000, multiplied by (b) the result of US$40,000,000 divided by the Buyer Group Entry Price (as defined below) (such transaction, the “Subscription”).

The Share Subscription Agreement defines “Buyer Group Entry Price” as the following:

•	(i) the Per Share Merger Consideration, times (ii) the total number of Shares issued and outstanding immediately prior to the closing of the Merger; plus

•	all fees, costs and expenses, stamp, registration and other taxes paid or reserved to be paid by ACP III, Superior Fund and their respective affiliates in connection with the Merger; plus

•	any excess payment paid by ACP III, Superior Fund and their respective affiliates in connection with making payment for the Dissenting Shares in accordance with the Merger Agreement; plus

•	all amounts paid by ACP III, Superior Fund and their respective affiliates for the Company Restricted Share Awards and Company Options on or immediately prior to the consummation of the Merger; minus

•	the amount of the Debt Financing (as defined in the Merger Agreement); minus

•	if applicable, the amount of consideration to be received by SPV 2, in connection with the issuance of preferred shares, convertible bonds or other securities prior to the closing of the Merger.

The Subscription Price will be used by Rollover Securityholder for the purpose of the Merger. Rollover Securityholder’s obligation to close the Subscription is conditioned upon the Sinopec Investor having obtained all the regulatory approvals required by regulatory authorities of the PRC in connection with the Subscription. Sinopec Investor’s obligation to close the Subscription is conditioned upon the closing conditions in the Merger Agreement (except for the closing conditions related to Parent’s funding obligations) being satisfied or waived and the Second Amended and Restated Memorandum and Articles of Association of Rollover Securityholder (the “Rollover Securityholder Restated Articles”) having been duly adopted. The parties’ obligations to close the Subscription are otherwise subject to customary closing conditions.

Pursuant to the Share Subscription Agreement, the Sinopec Investor is subject to certain transfer restrictions with respect to the Rollover Securityholder Shares.

The Share Subscription Agreement will terminate automatically upon valid termination of the Merger Agreement in accordance with its terms. Additionally, pursuant to the Share Subscription Agreement, if for any reason the closing of the Subscription has taken place and (a) the Merger has not been completed in accordance with the Merger Agreement within twenty (20) days after the closing of the Subscription, or (b) the Merger Agreement has been validly terminated in accordance with its terms, Rollover Securityholder must repurchase the Rollover Securityholder Shares from the Sinopec Investor for the Subscription Price.

In connection with the execution of the Share Subscription Agreement, (a) Rollover Securityholder transferred 100% of the equity interests in Parent to SPV 2 in exchange for ordinary shares, par value US$0.01 per share, of SPV 2, and (b) Superior Fund acquired a nominal interest in Rollover Securityholder.

Once the Rollover Securityholder Restated Articles are adopted, holders of Rollover Securityholder Shares (including ACP III, Superior Fund and the Sinopec Investor) will have a number of rights and be subject to certain restrictions. Unless otherwise indicated in the summary below, the rights and restrictions described below will apply in the same manner to ACP III, Superior Fund and the Sinopec Investor. Pursuant to the Rollover Securityholder Restated Articles, holders of Rollover Securityholder Shares will have the following rights and be subject to the following restrictions, amongst other rights and restrictions:

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Sinopec Investor Board Appointment Rights: For so long as the Sinopec Investor holds no less than the number of Rollover Securityholder Shares that it holds as of the date of the adoption of the Rollover

Securityholder Restated Articles, (i) the Sinopec Investor will have the right to appoint one director to the board of directors of Rollover Securityholder (the “Sinopec Director”) and (ii) Rollover Securityholder will be required to ensure that a person nominated by the Sinopec Investor be appointed as a director of the Company.

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Other Shareholder Rights and Restrictions: Rollover Securityholder will be required to ensure that, subject to compliance with the procedures set forth in the applicable constitutional documents, any disposal of material assets by Parent or SPV 2 will be subject to the approval of the board of directors of Rollover Securityholder. The holders of Rollover Securityholder Shares will be entitled to customary shareholder rights including pre-emptive rights, a right of first refusal, information rights and dividends distribution rights in certain circumstances. Additionally, the Sinopec Investor will have the following rights: (i) the right to receive an exit plan and (ii) under certain circumstances, tag-along rights with respect to sales of Rollover Securityholder Shares by ACP III or Superior Fund and (iii) as long as the Sinopec Investor is a shareholder of Rollover Securityholder, Rollover Securityholder will not be permitted to enter into any transaction that would be materially and disproportionately adverse to the interests of the Sinopec Investor without the Sinopec Director’s prior written consent or, in the absence of such a director at the time of the proposed action, the written consent of the Sinopec Investor directly. Further, Rollover Securityholder Shares will be subject to certain restrictions against transfer to competitors of the Company.

Debt Financing

Under the terms and conditions of the Debt Commitment Letter, the Lender has committed to provide a term loan facility of up to US$1,055,000,000 to Merger Sub, subject to certain customary conditions, for the purpose of financing payment of the aggregate amount of the consideration paid and payable by the Participants in connection with the Merger and fees, expenses and taxes incurred by the Participants in connection therewith.

Terms of the Term Loan Facility

•	Maturity. The initial tenor of the Term Loan Facility is 12 months from the date of initial utilization of the Term Loan Facility.

•	Amortization. The loan under the Term Loan Facility must be repaid in one lump sum upon maturity.

•

Conditions Precedent. The availability of the Term Loan Facility is subject to (a) each of the conditions to the Merger Agreement having been satisfied or waived (other than payment of the purchase price under the Merger Agreement or any other matter or condition which are not required by the Merger Agreement to be satisfied on or before closing of the Merger), and the Merger will occur promptly following the initial utilization date of the Term Loan Facility and no other term of the Merger Agreement having been amended, varied, novated, supplemented, superseded, terminated, waived or repudiated other than as permitted (or not prohibited) under the Term Loan Facility, (b) execution of a facility agreement, security documents and ancillary documents required under such security documents and (c) certain other customary conditions to be set forth in the facility agreement.

•

Security. The Term Loan Facility will be secured by: (a) a charge over all of the shares in Merger Sub and Parent, (b) a charge over a debt service reserve account and dividends account opened or to be opened by Merger Sub with the Lender and (c) other customary security documents.

Available Cash

Pursuant to the Merger Agreement, immediately prior to the closing of the Merger, the aggregate amount of available cash of the Company and its subsidiaries on a consolidated basis (net of issued but uncleared checks, in each case available free of any lien immediately prior to or as of the closing of the Merger) shall be equal to or exceed RMB4,700,000,000, which includes the amount required to be deposited with the Lender. At or prior to the closing of the Merger, not less than US$500,000,000 must be deposited into accounts satisfactory to the Lender, maintained or opened by certain subsidiaries of the Company and any additional subsidiary of the Company as agreed between Merger Sub and the Lender. In connection with the closing of the Merger, prior to the Effective Time, the Parent will deposit, or cause to be deposited, with the paying agent an amount sufficient to provide all funds necessary to pay the aggregate Per Share Merger Consideration.

Limited Guarantee

Concurrently with the execution and delivery of the Merger Agreement, the Guarantor executed and delivered the Limited Guarantee in favor of the Company. The Limited Guarantee guaranties, among other things, the payment of the termination fee under the Merger Agreement payable by Parent and certain costs and expenses, as set forth in the Merger Agreement and the Limited Guarantee, subject to the conditions set forth in the Limited Guarantee.

Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and the Rollover Securityholder entered into the Support Agreement pursuant to which, subject to the terms and conditions of the Support Agreement, the Rollover Securityholder has agreed (a) to vote the Rollover Securities in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement and (b) to contribute to Parent immediately prior to the Effective Time all the Rollover Securities in exchange for newly issued ordinary shares of Parent. Pursuant to the Support Agreement, the Rollover Securityholder also irrevocably appointed Parent as its proxy and attorney-in-fact to vote the Rollover Securities at the extraordinary general meeting. Additionally, pursuant to certain transfer restrictions under the Support Agreement, the Rollover Securityholder is restricted from disposing, transferring or contracting to transfer any Shares and other equity securities convertible or exchangeable into or exercisable for voting shares of the Company (“Rollover Transfer Restrictions”).

In connection with the execution of the Share Subscription Agreement and the related transactions, the Rollover Securityholder, Parent and the Company entered into a waiver, dated December 29, 2023 (the “Equity Financing Waiver”) related to the Rollover Transfer Restrictions. Pursuant to the Equity Financing Waiver, Parent and the Issuer acknowledged that the execution of the Share Subscription Agreement, the issuance of a nominal amount of Rollover Securityholder Shares to Superior Fund and the issuance of Rollover Securityholder Shares to the Sinopec Investor immediately prior to the closing of the Merger are not breaches of the Rollover Transfer Restrictions, and Parent and the Company consented to such transactions.

Remedies and Limitation on Liability

Parent’s rights (a) to receive the termination fee from the Company in accordance with the Merger Agreement and (b) to seek specific performance in accordance with and subject to the paragraphs below, will be the sole and exclusive remedies against the Company related parties for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by the Merger Agreement to be consummated or for a breach of, or failure to perform under, the Merger Agreement or any certificate, other document or oral representation in connection therewith. In no event will the Company related parties be subject to monetary damages in excess of the amount of its termination fee payable to the Parent in the aggregate and reimbursement of certain expenses accrued in the event of failure to pay the applicable termination fee when due and other costs and expenses payable pursuant to the Merger Agreement. As used herein, Company related party means the Company and its subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling persons, managers, members, directors, officers, employees, affiliates, representatives, agents or any such person of any of the foregoing.

The Company’s rights (a) to receive the termination fee from Parent in accordance with the Merger Agreement, (b) under the Limited Guarantee, and (c) to seek specific performance in accordance with and subject to the paragraphs below, will be the sole and exclusive remedies against the Parent related parties for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by the Merger Agreement to be consummated or for a breach of, or failure to perform under, the Merger Agreement or any certificate, other document or oral representation in connection therewith. In no event will the Parent related parties be subject to monetary damages in excess of the amount of its termination fee payable to the Company in the aggregate and reimbursement of certain expenses accrued in the event of failure to pay the applicable termination fee when due and other costs and expenses payable pursuant to the Merger Agreement. As used herein, Parent related party means Parent, Merger Sub, the Guarantor, Skyline Automation Technologies L.P., any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any such person of any of the foregoing.

The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without any requirement for the posting of any bond or other security, in addition to any other remedy to which they are entitled at law or in equity. Specifically, the Company is entitled to obtain an injunction, specific performance or other equitable remedies to cause Parent and Merger Sub to cause the equity financing to be funded and to consummate the closing pursuant to the terms of the Merger Agreement, but only if: (a) all conditions to the obligations of Parent and Merger Sub to complete the Merger (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, (b) Parent fails to complete the Merger by the date on which the closing of the Merger is required to have occurred pursuant to the terms of the Merger Agreement, (c) the debt financing has been funded in full or will be funded at the closing if the equity financing is funded at the closing, (d) the Company has irrevocably confirmed in writing that all conditions to the obligations of the Company has been satisfied or waived and if specific performance is granted and the equity financing and the debt financing are funded, then the Company is ready, willing and able to consummate the Merger.

While the parties may concurrently seek specific performance or other equitable relief and payment of the applicable termination fee, none of them will be permitted or entitled to receive both (a) a grant of specific performance (or other equitable relief) that results in the closing (and, in the case of the Company, to cause the equity financing to be funded at the closing of the Merger) and (b) payment of the applicable termination fee.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that the Buyer has interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. The Board and Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, and recommend that the Company’s shareholders vote in favor of authorizing and approving the Merger Agreement, the Articles of Merger ,the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A.

Interests of the Participants

As the result of the Merger and at the Effective Time, Parent will own 100% of the equity interest in the Surviving Company immediately following the completion of the Merger. The ACP Persons and the Sinopec Investor will beneficially own approximately 92.8% and 7.2%, respectively, of Parent, assuming no exercise of dissenters’ rights by shareholders of the Company. The foregoing 7.2% is an approximate figure calculated with reference to the terms of the Share Subscription Agreement, which sets out the formula based on which such ownership percentage is determined. Please see “The Merger—Financing of the Merger—Back-to-back Equity Commitment Letter” beginning on page 74 for additional information.

Because of Parent’s equity interest in the Surviving Company, each Participant will indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could exceed the value of their original investment in the Company, including the amount to be paid as Merger consideration to the shareholders of the Company. However, through Parent, the Participants will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company, and the Participants will have no certainty of any future opportunity to sell Parent’s interest in the Company at an attractive price (or at all), or that any dividends paid by the Company will be sufficient to recover their investment. The Merger may also provide additional means to enhance shareholder value for the Participants, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness of management to achieve growth and respond to competition without the restrictions of short-term earnings comparisons and additional means for making liquidity available to the Participants, such as through dividends or other distributions.

Interests of the Company’s Executive Officers and Directors in the Merger

In considering the recommendations of the Special Committee and the Board with respect to the Merger, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	cash-out of Vested Company Options and/or Vested Company Restricted Share Awards held by certain of the Company’s directors and executive officers;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company;

•

the compensation of US$50,000 per month for the chairman of the Special Committee and US$30,000 per month per member for the other members of the Special Committee in exchange for their services in such capacity, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger; and

•

the continuation of service of certain executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements, including equity compensation, with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.

As of January 4, 2024, the Company’s directors and executive officers, as a group held an aggregate of 2,245,919 Shares, an aggregate of outstanding Vested Company Options to purchase 106,353 Shares and an aggregate of 454,290 outstanding Vested Company Restricted Share Awards.

The following table shows, as of January 4, 2024, for each director and executive officer of the Company, (a) the number of Shares owned, (b) the cash payment that will be made in respect of the Shares at the Effective Time, (c) the number of Shares underlying the Vested Company Options, (d) the cash payment that will be made in respect of the outstanding Vested Company Options, (e) the number of Vested Company Restricted Share Awards and (f) the cash payment that will be made in respect of the outstanding Vested Company Restricted Share Awards (in all cases before applicable withholding taxes).

	Shares		Company Equity Awards
Name of Directors and Executive Officers	Shares Beneficially Owned	Cash Payment Thereof in US$	Vested Company Options	Cash Payment Therefor in US$	Vested Company Restricted Share Awards	Cash Payment Therefor in US$
Li QIAO	122,088	3,235,332	45,000	659,250	135,000	3,577,500
Changli WANG	1,306,942	34,633,963	—	—	—	—
Jianyun CHAI	—	—	—	—	96,000	2,544,000
Kok Peng TEH	—	—	—	—	36,000	954,000
Khiaw Ngoh TAN	—	—	—	—	36,000	954,000
Steven WANG	—	—	—	—	—	—
Yue XU	67,605	1,791,533	—	—	—	—
Lei FANG	749,284	19,856,026	30,239	443,001	61,022	1,617,083
Chunming HE	—	—	30,239	443,001	67,661	1,793,017
Hongyuan SHI	—	—	—	—	20,801	551,227
Chuan (Arden) XIA	—	—	875	12,819	1,806	47,859
All directors and executive officers as a group	2,245,919	59,516,854	106,353	1,558,071	454,290	12,038,685

After the consummation of the Merger, the maximum amount of cash payments our directors and executive officers may receive in respect of their Shares, Vested Company Options and Vested Company Restricted Share Awards is approximately US$73.11 million, including approximately US$59.52 million in respect of Shares, approximately US$1.56 million in respect of Vested Company Options and approximately US$12.04 million in respect of Vested Company Restricted Share Awards.

Treatment of Company Options and Company Restricted Share Awards, including Those Held by Officers and Directors

At the Effective Time, (a) each Vested Company Option will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option multiplied by (ii) the number of Shares underlying such Vested Company Option; and (b) each Unvested Company Option will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

At the Effective Time, (a) each Vested Company Restricted Share Award will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (b) each Unvested Company Restricted Share Award will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Directors’ and Officers’ Indemnification and Insurance

The parties to the Merger Agreement have agreed that:

•

From and after the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries against all kinds of liabilities incurred in connection with any action arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time to the fullest extent that the Company would have been permitted under the laws of the British Virgin Islands and its memorandum and articles of association in effect on the date of the Merger Agreement to indemnify such directors and officers.

•

The memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are set forth in the memorandum and articles of association of the Company in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the former or present directors and officers of the Company and its subsidiaries, unless such modification is required by applicable law.

•

Parent will, or will cause the Surviving Company to, maintain in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that Parent and the Surviving Company will not be required to pay pursuant to the Merger Agreement more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant thereto under each such policy, but in such case will purchase as much coverage as reasonably practicable for such amount. In lieu of maintaining such directors’ and officers’ liability insurance policies and at Parent’s request, the Company will purchase, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries

•

Parent will, and cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements entered into by the Company or any of its subsidiaries with any of their former or present directors and officers as in effect as of date of the Merger Agreement.

The Special Committee

On September 29, 2023, the Board established the Special Committee to, among other things, conduct a formal sale process and a review of various strategic options to maximize shareholder value, including considering the preliminary non-binding buyout proposals received by the Company and taking any actions it deems appropriate to assess the fairness and viability of such proposals. The Special Committee consists of three independent directors, Dr. Kok Peng Teh, Dr. Jianyun Chai, and Ms. Khiaw Ngoh Tan. None of the three directors are affiliated with the Buyer, and none of the three directors has any financial interest in the Merger that is different from that of the Company’s shareholders unaffiliated with the Buyer, other than (a) their receipt of Board compensation in the ordinary course, (b) compensation of US$50,000 per month for the chairman of the Special Committee and US$30,000 per month per member for the other members of the Special Committee, in exchange for their services in such capacity, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger, (c) their indemnification and liability insurance rights under the Merger Agreement, and (d) their right to receive cash consideration with respect to the Vested Company Restricted Share Awards. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

Position with the Surviving Company

It is anticipated that the executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions.

Related Party Transactions

The Company has adopted an audit committee charter that requires the audit committee to review on an ongoing basis and approve all related party transactions (as defined in the relevant NASDAQ requirements). For a description of related party transactions for the years ended June 30, 2022 and 2023, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, which is incorporated by reference into this Proxy Statement. See “Where You Can Find More Information” beginning on page 119 for a description of how to obtain a copy of the Company’s Annual Report on Form 20-F.

Litigation Relating to the Merger

On December 6, 2023, a shareholder of the Company, Mr. Chen, initiated proceedings in the BVI courts (case number: BVIHCOM2023/0267), seeking, inter alia: (a) the Section 86 Application and (b) the Interim Injunction Application.

After the Company entered into the Merger Agreement on December 11, 2023, the legal representatives of Mr. Chen informed the Company on December 12, 2023 that he withdrew the Interim Injunction Application. At the hearing of the applications before the BVI courts on December 12, 2023, Mr. Chen’s legal representatives confirmed that Mr. Chen was no longer pursuing the Interim Injunction Application. Instead, Mr. Chen’s legal representative invited the Court to make an order for the Section 86 Application. The Court declined to decide on Mr. Chen’s Section 86 Application at the hearing and directed Mr. Chen to follow the process mandated by the BVI Civil Procedure Rules 2023. An affirmation has been filed on behalf of the Company on January 3, 2024, which set out the Company’s position with regard to the application. The Company opposes the Claimant’s Section 86 Application, as there is no longer the support of 30% or more of the Company’s shareholders to hold the requested special meeting.

No hearing is currently fixed for the consideration of the Section 86 Application.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws, (b) the filing of the Articles of Merger and the Plan of Merger (and supporting documentation as specified in the BVI Act) with the Registrar of Corporate Affairs of the British Virgin Islands, (c) the completion of filing registration with or approval by the National Development and Reform Commission of the PRC (the “NDRC”), the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC or respective local branch of the foregoing with respect to the outbound direct investments by certain PRC investors of Parent in connection with the Merger (collectively, the “ODI Approval”), (d) the approval of national security review in the PRC (the “NSR Approval”), if the NDRC concludes after a pre-filing consultation process that the Merger is subject to its review under the Measures on Foreign Investment Security Review of the PRC, and (e) the submission of a report of the delisting to the China Securities Regulatory Commission within three business days after the completion of the delisting of the Company from the Nasdaq.

The Buyer has informed the Company that the process for obtaining the ODI Approval has been initiated on January 2, 2024, and the ODI Approval is expected to be obtained within three months.

The Buyer has also informed the Company that the pre-filling consultation process in connection with the NSR Approval has been initiated on January 5, 2024 and, based on the advice from the PRC counsel of the Buyer, (a) the risk that the Merger will be subject to the NSR Approval is relatively low and (b) in the unlikely event that the Merger is determined to be subject to the NSR Approval, the risk that the Merger will not obtain clearance for the NSR Approval is low.

Dissenters’ Rights

At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and each holder of Dissenting Shares shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive the Per Share Merger Consideration), subject to and except for such rights as are granted for the exercise of dissenters’ rights under Section 179 of the BVI Act.

Registered holders of the Shares who exercise dissenters’ rights will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this Proxy Statement. The fair value of their Shares as determined under the of the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112).

If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

U.S. Federal Income Tax Considerations

The following are certain material U.S. federal income tax consequences to a U.S. Holder described below of the exchange of our Shares for the Per Share Merger Consideration. This discussion applies to you only if you are a “U.S. Holder” (as defined below) that holds Shares as capital assets for U.S. federal income tax purposes, and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks or other financial institutions;

•	insurance companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•

persons that hold Shares as part of a “straddle,” hedging transaction, conversion transaction or integrated transaction, or persons that entered or that will enter into a constructive sale with respect to Shares;

•	persons that exercise dissenting rights;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes and partners therein;

•	tax-exempt entities, individual retirement accounts or “Roth IRAs”;

•	persons who acquired or received Shares as compensation;

•	persons that own or are deemed to own Shares representing ten percent or more of our stock by vote or value; or

•	persons that hold Shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership owning Shares or a partner therein, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of disposing of Shares.

This discussion does not apply to you if you hold Excluded Shares or Company Options.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the U.S.-PRC income tax treaty (the “Treaty”), all as of the date hereof and all of which are subject to change, possibly with retroactive effect. You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Shares in your particular circumstances.

For purposes of this discussion, you are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of Shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	a trust or estate the income of which is subject to U.S. federal income tax regardless of its source.

Passive Foreign Investment Company

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (a) 75% or more of its gross income consists of passive income or (b) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% (by value) of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains, and certain rents and royalties. Cash and cash equivalents are generally treated as passive assets. Goodwill generally is treated as an active asset to the extent associated with activities that generate active income.

As described in our Annual Reports on Form 20-F for the fiscal years ended June 30, 2023, June 30, 2022 and June 30, 2021, we believe that we may have been a PFIC for our taxable years ended June 30, 2023, June 30, 2022 and June 30, 2021. Because a determination of our PFIC status for our current taxable year can be made only after the end of the taxable year, we cannot currently express a view regarding our PFIC status for our current taxable year.

If we are or were a PFIC for our current or any previous taxable year during which you owned our Shares, you generally will be subject to adverse tax consequences. Generally, any gain you recognize with respect to the receipt of the Per Share Merger Consideration will be allocated ratably over your holding period for the Shares. The amounts allocated to the current taxable year and to your holding period before our first taxable year in which we were a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the resulting tax liability. Furthermore, generally you will be required to file an IRS Form 8621 with respect to us with your federal income tax return for any taxable year for which we are or were a PFIC. You should consult your tax adviser regarding our potential status as a PFIC for our current and prior taxable years and the impact of the PFIC rules on an exchange of your Shares pursuant to the Merger Agreement.

Alternatively, if we are a PFIC for the current taxable year, the Shares are considered to be “regularly traded” at the time of their disposition and you previously made a valid and timely mark-to-market election with respect to your Shares for the first taxable year during your holding period in which we were a PFIC, you will generally recognize pursuant to your mark-to-market election income (taxable as ordinary income) or loss (treated as an ordinary loss to the extent of the net amount of income previously included by you as a result of your mark-to-market election, with any excess loss treated as a capital loss). The amount of gain or loss will depend on your adjusted tax basis in your Shares (as adjusted to reflect your prior mark-to-market income or loss inclusions). If you made a mark-to-market election with respect to the Shares you should consult your tax adviser regarding the determination as to whether our Shares are “regularly traded” and the tax consequences of your mark-to-market election in your particular circumstances.

Exchange of Shares for Cash

The exchange of our Shares for the Per Share Merger Consideration will be a taxable transaction for U.S. federal income tax purposes. You will recognize gain or loss on the disposition of Shares, equal to the difference between the amount of cash received and your tax basis in the Shares disposed of. If we are not a PFIC (and were not a PFIC for any prior taxable year in which you owned the Shares), as described above, any gain or loss recognized will generally be capital gain or loss, and will be long-term capital gain or loss if you have held the Shares for more than one year. The deductibility of capital losses is subject to limitations. However, as indicated above we may have been a PFIC for certain of our prior taxable years, and may be a PFIC for our current taxable year.

As described in “Material PRC Income Tax Consequences,” if we are deemed to be a “resident enterprise” under PRC tax law, gains from a sale of our Shares may be subject to PRC tax. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat any such gain as foreign-source income and claim a foreign tax credit in respect of PRC taxes on disposition gains. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of Shares unless you are eligible for Treaty benefits and elect to apply them. The U.S. Internal Revenue Service (the “IRS”) released a notice that provides relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude from claiming a foreign tax credit with respect to such taxes, if any. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rules, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.

Information Reporting and Backup Withholding

Payments of the cash consideration for the Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (a) you are a corporation or other exempt recipient or (b) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Material PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018 respectively, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. The State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, effective as of January 1, 2008 and as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Taxation Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies on April 22, 2009 and amended it on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the PRC Individual Income Tax Law, an individual who disposes a capital asset in the PRC is subject to PRC individual income tax at the rate of 20%. These rates may be reduced by an applicable income tax treaty. However. it is unclear whether in practice non-PRC holders of the Shares will be able to obtain the benefits of any applicable tax treaties if the Company is considered a resident enterprise for PRC tax purposes.

The Company does not believe it is a “resident enterprise” defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Shares by non-PRC tax resident holders should otherwise be subject to PRC income tax. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares by non-PRC tax resident holders would otherwise be subject to PRC tax.

In addition, under the Bulletin on Certain Issues of Enterprise Income Tax on Indirect Transfer of Properties by Non-resident Enterprises (“Bulletin 7”) issued by the State Taxation Administration, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Taxation Administration, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (a) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (b) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident enterprise shareholders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose.

The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company will not withhold any PRC tax under Bulletin 7 and Bulletin 37 from the Merger consideration to be paid to holders of Shares. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the Merger by the Company’s non-PRC-resident enterprise shareholders could be treated as PRC-sourced income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Material British Virgin Islands Tax Consequences

There are no material tax consequences arising in the British Virgin Islands as a result of the proposed Merger.

MARKET PRICE OF SHARES, DIVIDENDS AND OTHER MATTERS

Market Price of the Shares

The following table provides the high and low sales prices for the Shares on Nasdaq under the symbol “HOLI”, for each quarter during the past two years:

	Sales Price Per Share (in US$)
Quarterly:	High	Low
2022
First quarter	17.98	11.69
Second quarter	17.19	14.36
Third quarter	20.43	14.53
Fourth quarter	19.88	13.70
2023
First quarter	19.48	16.42
Second quarter	17.94	15.13
Third quarter	20.21	16.25
Fourth quarter	27.26	18.81
2024
First quarter (through January 4, 2024)	26.45	26.01

The Merger consideration of US$26.50 per Share represents an implied premium of 42% to the unaffected price of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of the Shares during the 30 trading days through August 23, 2023. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

On August 11, 2016, the Board approved a regular cash dividend policy pursuant to which future cash dividends are expected to be paid to holders of the Shares on an annual basis out of funds legally available for such purpose. While cash dividends were paid annually from 2016 to 2022 (except for 2021), the declaration and payment of future dividends will be at the discretion of the Board, and will depend upon many factors, including but not limited to the Company’s financial conditions, available cash resources, earnings, and capital requirements of its businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board deems relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts already declared and paid in the past or that the Board will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

As a BVI company, the Company may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (a) the value of its assets will exceed our liabilities and (b) it will be able to pay our debts as they fall due.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this Proxy Statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Board for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will take place on February 8, 2024, at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

(i)

Proposal No. 1: THAT the agreement and plan of merger, dated as of December 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (such Merger Agreement being in the form attached as Annex A to the accompanying Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting), the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (such Articles of Merger and Plan of Merger being substantially in the forms attached as Annex B and Annex C, respectively, to the accompanying Proxy Statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) as a wholly owned subsidiary of Parent, and any and all transactions contemplated by the Merger Agreement, including: (a) the Merger and (b) upon the Merger becoming effective, the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached as Annex D to the accompanying Proxy Statement (the “Amendment of the M&A”), be authorized and approved;

(ii)

Proposal No. 2: THAT Article 14.1 of the articles of association of the Company be deleted in its entirely and replaced with the following: “Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one and not more than eight (8)”;

(iii)

Proposal No. 3: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Guanghua Miao be appointed as a director on the board of directors of the Company (the “Board”), with immediate effect;

(iv)	Proposal No. 4: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Ding Wei be appointed as a director on the Board, with immediate effect;

(v)

Proposal No. 5: THAT subject to the amendment referred to in Proposal No. 2 taking effect, Dennis Demiao Zhu be appointed as a director on the Board, with immediate effect, (the foregoing (ii), (iii), (iv) and (v) collectively, the “Director Appointment”);

(vi)

Proposal No. 6: THAT each of the directors and officers of the Company be authorized and instructed to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A; and

(vii)

Proposal No. 7: THAT the extraordinary general meeting be adjourned, if necessary or appropriate, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions.

If the Merger is completed, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$26.50 per Share in cash, without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement, except for (a) the Excluded Shares issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist without any payment of consideration (b) the Dissenting Shares, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 179 of the BVI Act and (c) the Company Restricted Share Awards, which will be treated as described below.

At the Effective Time, (a) each Vested Company Option will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of US$26.50 over the applicable per share exercise price of such Vested Company Option multiplied by (ii) the number of Shares underlying such Vested Company Option; and (b) each Unvested Company Option will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

At the Effective Time, (a) each Vested Company Restricted Share Award will be cancelled in exchange for the right to receive, from the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time, US$26.50 in cash; and (b) each Unvested Company Restricted Share Award will be cancelled in exchange for an employee incentive award pursuant to terms and conditions to be determined by Parent, which will be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Pursuant to the Merger Agreement, the Company is required to include proposals to increase the size of the Board to create three additional director seats and nominate three individuals proposed by Parent who meet the “independent” requirement for directors under the applicable Nasdaq rules as independent directors to the Board at the extraordinary general meeting of shareholders of the Company.

The Board’s Recommendation

After careful consideration and upon the unanimous recommendation of the Special Committee composed solely of independent directors, the Board authorized and approved the Merger Agreement, the Articles of Merger and the Plan of Merger and recommends that you vote FOR each of the Merger Proposals.

Record Date; Shares Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name on the register of members of the Company at the close of business in the British Virgin Islands on the Record Date. If you own Shares at the close of business in the British Virgin Islands on the Record Date, the deadline for you to lodge your proxy card and vote is February 7, 2024, at 5:00 p.m. (Eastern Time).

Quorum

A quorum of the Company’s shareholders is necessary to have a valid shareholders’ meeting. The quorum of the extraordinary general meeting is the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the Shares as of the Record Date. If a quorum is not present within half an hour from the time appointed for the extraordinary general meeting, the extraordinary general meeting will be dissolved.

Vote Required

Under the BVI Act and the Merger Agreement, in order for the Merger to be completed, the Merger Agreement, the Articles of Merger and the Plan of Merger must be approved by the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting. If this vote is not obtained, the Merger will not be completed. Each other Merger Proposal set forth in this Proxy Statement also requires the affirmative vote of a simple majority of the votes of holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

As of the Record Date, there were 62,095,839 Shares issued and outstanding, all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “— Procedures for Voting.” Based on the number of Shares issued and outstanding and entitled to vote as of the close of business in the British Virgin Islands on the Record Date, 31,047,920 votes must be cast in favor of the proposal to authorize and approve the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the Director Appointment, in order for the proposal to be authorized, approved and adopted, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. If less than all issued and outstanding Shares are present in person or by proxy and voting at the meeting, a smaller number of Shares will be required to approve the Merger.

As of the Record Date, the Rollover Securityholder and its affiliates beneficially own an aggregate of 8,491,875 Shares, representing in aggregate approximately 13.7% of the total issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 114 for additional information. The Rollover Securityholder has agreed to vote their Shares in favor of the authorization and approval of the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A, at the extraordinary general meeting.

Procedures for Voting

Only shareholders entered in the register of members of the Company at the close of business in the British Virgin Islands on the Record Date will receive the Proxy Statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after the close of business on the Record Date may not attend or vote at the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date and return the proxy card in the envelope provided as soon as possible but in any event so that it is received no later than February 7, 2024, at 5:00 p.m. (Eastern Time), the deadline to lodge proxy cards. Shareholders can also attend the extraordinary general meeting and vote in person. Beneficial owners holding through a bank, broker or other nominee should carefully review such nominee’s instructions regarding any applicable earlier voting deadline.

If you have any questions or need assistance voting your Shares, please contact Morrow Sodali LLC at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of the Record Date who are unable to participate in the extraordinary general meeting may appoint as a representative another shareholder, a third party or the Company as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company as proxy holder will vote in regard to the resolutions proposed at the extraordinary general meeting according to the recommendation of the Board. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the Company as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Shares owned by a shareholder represented by valid proxies may be voted at the extraordinary general meeting in the manner determined by such shareholder. If a shareholder returns a properly signed proxy card but does not indicate how such shareholder wants to vote, Shares represented by that proxy card will be voted FOR each of the Merger Proposals, unless such shareholder appoints a person other than the chairman of the extraordinary general meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted according to the recommendation of the Board and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present and voting but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to Morrow Sodali LLC at c/o Proxy Services Corporation, 10 Drew Court—Unit 3, Ronkonkoma, New York 11779, USA, so that it is received two hours before the commencement of the extraordinary general meeting.

•

Second, a registered shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the address indicated on the proxy card or in the envelope provided, so that it is received no later than 5:00 p.m. (Eastern Time) on February 7, 2024, which is the deadline by which to lodge proxy cards.

•

Third, a registered shareholder can attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

Rights of Shareholders Who Object to the Merger

At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and each holder of Dissenting Shares shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive the Per Share Merger Consideration), subject to and except for such rights as are granted for the exercise of dissenters’ rights under Section 179 of the BVI Act.

Registered holders of Shares who dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined in accordance with Section 179 of the BVI Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Act for the exercise of dissenters’ rights, a copy of which is attached as Annex F to this Proxy Statement. The fair value of each of their Shares as determined under the BVI Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Act, you will lose your dissenters’ rights (as described under the section entitled “Dissenters’ Rights” on page 112).

If any registered holder of the Shares who wishes to dissent fails to validly dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled, and the holder shall only be entitled to receive the Per Share Merger Consideration.

Only shareholders of record may dissent. Any Shares held in “street name” will need to be transferred to you before you may dissent.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact Morrow Sodali LLC at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

Solicitation of Proxies

We have engaged Morrow Sodali LLC to assist in the provision of proxy solicitation information to brokerage, banks or other nominees and individual investors for the extraordinary general meeting. We expect that fees for services provided by Morrow Sodali LLC are not expected to exceed US$400,000 plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of the Company’s officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this Proxy Statement to the beneficial owners of Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this Proxy Statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this Proxy Statement.

THE MERGER AGREEMENT, THE ARTICLES OF MERGER AND THE PLAN OF MERGER

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement and the Plan of Merger that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, the Articles of Merger and the Plan of Merger, which are attached as Annex A, Annex B and Annex C, respectively, and incorporated by reference into this section of this Proxy Statement. You are urged to read each of the Merger Agreement, the Articles of Merger and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this Proxy Statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub, the Buyer or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Proxy Statement and in the documents incorporated by reference into this Proxy Statement. See “Where You Can Find More Information” beginning on page 119.

Structure and Completion of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement, the Articles of Merger and the Plan of Merger, with the Company continuing as the Surviving Company as a wholly owned subsidiary of Parent resulting from the Merger. If the Merger is completed, the Company will cease to be a publicly traded company. The closing will take place on the fifth business day following the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing), or at such other time and place as the Company and Parent may agree in writing. On the closing date, Merger Sub and the Company will execute and file the Articles of Merger and the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands. The Merger will become effective on the date on which the Articles of Merger are registered by the Registrar of Corporate Affairs of the British Virgin Islands or on such date, not exceeding 30 days thereafter, as specified in the Articles of Merger in accordance with the BVI Act.

It is currently expected that the Merger will be completed during the first quarter of 2024, assuming required regulatory approvals are timely obtained and all other conditions to the Merger will have been satisfied or waived. However, we cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, will be the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Superior Technologies Mergersub Limited” will be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the shares of the Surviving Company will be amended to refer to the correct authorized shares of the Surviving Company consistent with the Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the BVI Act and such memorandum and articles of association; and (c) such memorandum and articles of association will include such indemnification provisions as required by the Merger Agreement. These changes are reflected in the amended and restated memorandum and articles set out in Annex D to this Proxy Statement.

The directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Company, in each case, except as otherwise determined by Parent prior to the Effective Time.

Merger Consideration

Each Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, Dissenting Shares and Company Restricted Share Awards, will be cancelled in exchange for the right to receive US$26.50 per Share in cash without interest and net of any applicable withholding taxes. The Excluded Shares will be cancelled and cease to exist for no consideration. The Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 179 of the BVI Act. Please see “Dissenters’ Rights” beginning on page 112 for additional information. The Company Restricted Share Awards will be treated as described below.

Immediately following the cancellation of the Shares at the Effective Time, each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued and fully paid ordinary share, par value US$0.001 per share, of the Surviving Company.

Treatment of Company Equity Awards

At the Effective Time, (a) the Company Share Plan and any relevant award agreements entered into under the Company Share Plan will be terminated, (b) each Company Option that is outstanding and unexercised, whether or not vested or exercisable, will be cancelled, and (c) each Company Restricted Share Award that is outstanding, whether or not vested, will be cancelled.

Each holder of a Vested Company Option which is cancelled at the Effective Time will, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries a cash amount, without interest, equal to the product of (a) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option, multiplied by (b) the number of Shares underlying such Vested Company Option; provided that if the exercise price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled for no consideration.

Each holder of an Unvested Company Option which is cancelled at the Effective Time will, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent which will be substantially similar to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

Each holder of a Vested Company Restricted Share Award which is cancelled at the Effective Time will, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries a cash amount, without interest, equal to the Per Share Merger Consideration with respect to each Vested Company Restricted Share Award.

Each holder of an Unvested Company Restricted Share Award which is cancelled at the Effective Time will, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Restricted Share Award, pursuant to terms and conditions to be determined by Parent which will be substantially similar to terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

Exchange Procedures

Prior to the closing, Parent or Merger Sub will enter into an agreement with a paying agent with respect to the Merger in form and substance reasonably acceptable to the Company. Prior to the Effective Time, Parent will deposit with the paying agent in trust for the benefit of the holders of Shares (other than the Excluded Shares and the Dissenting Shares) cash in immediately available funds that is sufficient for the paying agent to pay the aggregate Per Share Merger Consideration.

Promptly after the Effective Time (and in any event within three business days thereafter), Parent and the Surviving Company will cause the paying agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (“Certificates”), and each former holder of record of Shares held in book-entry form (in each case, other than the Excluded Shares and the Dissenting Shares): (a) transmittal materials, including a letter of transmittal in customary form as agreed by the parties to the Merger Agreement, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the paying agent or, with respect to Shares held in book-entry form, only upon delivery of an “agent’s message” regarding the book-entry transfer of Shares held in book-entry form (or such other evidence, if any, of the transfer as the paying agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (b) instructions for use in effecting the surrender of Certificates or exchange of Shares held in book-entry form, as applicable, for the aggregate Per Share Merger Consideration.

Upon surrender of Certificates to the paying agent, (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Certificates, if any (other than holders of Excluded Shares and Dissenting Shares), will be entitled to receive, and Parent will cause the paying agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required tax withholdings) equal to the product obtained by multiplying the number of Shares represented by such surrendered Certificates by the Per Share Merger Consideration, and the Certificates so surrendered will immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the paying agent. In the event that any Certificates have been lost, stolen or destroyed, the paying agent will issue a check representing an amount in cash (after giving effect to any required tax withholdings) equal to the product of the number of Shares represented by such Certificates multiplied by the Per Share Merger Consideration in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the paying agent, the posting by such holder of a bond, in such reasonable amount as the Surviving Company or the paying agent may direct.

Any holder of Shares held in book-entry form will not be required to deliver a certificate of Shares to receive the Per Share Merger Consideration in respect of such Shares. Instead, each holder of record of one or more Shares held in book-entry form (other than Excluded Shares and Dissenting Shares) will, upon receipt by the paying agent of an “agent’s message” in customary form or other evidence, if any, as the paying agent may have reasonably requested, be entitled to receive, and Parent will cause the paying agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required tax withholdings) equal to the product obtained by multiplying the number of Shares represented by such book-entry shares by the Per Share Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties therein in connection with negotiating the terms of the Merger Agreement (including those set forth in the disclosure letter delivered by the Company to Parent in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosures with the SEC since July 1, 2020 and prior to the date of the Merger Agreement (subject to certain limitations).

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, valid existence and, where applicable, good standing of the Company and each of its subsidiaries; authority of the Company and each of its subsidiaries to carry on its businesses;

•	no violation in any material respect of the organizational documents of the Company and its subsidiaries;

•

the Company’s corporate power and authority to execute and deliver, to perform its obligations under and to consummate the transactions contemplated by the Merger Agreement, including the Merger, and the binding effect of the Merger Agreement on the Company;

•

upon recommendation of the Special Committee, the declaration of advisability, the authorization and approval, the recommendation to the shareholders of the Company, of the Merger Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated by the Merger Agreement, and the approval and adoption of the amendments to the Company Rights Agreement;

•	governmental consents, approvals and filings in connection with the Company’s execution, delivery and performance of the Merger Agreement and the consummation of the transactions thereby;

•

the absence of (a) a breach or violation of, the organizational documents of the Company or any of its subsidiaries, (b) a violation of applicable law, (c) any required consents, notice or other action or any default or an acceleration of obligations under any agreements or obligations to which the Company or any of its subsidiaries is a party or by which their respective properties or assets are bound or (d) the creation of any lien on any properties or assets of the Company or its subsidiaries, in each case, as a result of the Company entering into and performing under the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;

•

capitalization of the Company, and the absence of undisclosed options, warrants or other rights with respect to securities of the Company and each of its subsidiaries, or any securities that give their holders the right to vote with the Company’s shareholders;

•	the Company’s SEC filings since July 1, 2020 and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the accuracy of the information contained in this Proxy Statement;

•	the absence of any Material Adverse Effect (as defined below) on the Company or certain other changes or events since June 30, 2023;

•	the absence of undisclosed material liabilities;

•	compliance with applicable laws, licenses and permits;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	real property and title to assets;

•	intellectual property;

•	privacy and data security;

•	tax matters;

•	employee benefit plans;

•	environmental matters;

•	material contracts and the absence of any default under, or breach or violation of, any material contract;

•	the absence of any undisclosed broker’s or finder’s fees;

•	the receipt by the Special Committee of an opinion from its financial advisor;

•	the Rights Agreement and the absence of any other applicable takeover statute;

•	interested party transactions;

•	insurance matters; and

•	an acknowledgement by Parent and Merger Sub as to the absence of any other representations and warranties by the Company.

Many of the representations and warranties made by the Company in the Merger Agreement are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, (x) has, or would reasonably be expected to have, a material adverse effect on the business, results of operation, financial condition or assets of the Company and its subsidiaries, taken as a whole or (y) would or would reasonably be expected to prevent or materially impede the consummation by the Company of the Merger; provided that, no events, developments, changes, effects or occurrences occurring after the date of the Merger Agreement and arising out of or resulting from any of the following will be deemed, either alone or in combination, to constitute or contribute to a “Material Adverse Effect”:

(a)

(i) general changes or developments in the economy or the financial or capital markets in the United States, the PRC or elsewhere in the world in which the Company or its subsidiaries have material operations, including as a result of changes in geopolitical conditions and (ii) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates;

(b)	general changes or developments in the industries in which the Company or its subsidiaries operate;

(c)

(i) the execution and delivery of the Merger Agreement or the public announcement or pendency of the Merger or other transactions contemplated by the Merger Agreement, the public announcement or disclosure of the Merger Agreement or the transactions contemplated by the Merger Agreement, the pendency or consummation of the transactions contemplated by the Merger Agreement, or the identity of Parent, the Investors, the Rollover Securityholder or any of their respective affiliates, (ii) the performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, including compliance with the covenants set forth in the Merger Agreement and (iii) any action taken or omitted by the Company as required by the Merger Agreement or at the express written request of or with the express written consent of Parent or Merger Sub, provided that this clause (c) shall not apply to any representation or warranty relating to conflict and required filings and consents;

(d)	changes in any applicable laws or regulations or GAAP or other applicable accounting regulations or principles or interpretation thereof;

(e)

any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, pandemic (including the COVID-19 virus pandemic) or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions;

(f)

any decline in the market price or trading volume of the Shares or the credit rating or credit rating outlook of the Company (provided that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect);

(g)

any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect);

(h)

any action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of the Merger Agreement or the Merger; or

(i)	the availability or cost of equity, debt or other financing to Parent or Merger Sub;

except in the cases of clauses (a), (b), (d), and (e), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Company and its subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	due organization, valid existence and good standing; authority to carry on their businesses;

•

the corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the Merger Agreement, and the binding effect of the Merger Agreement on them;

•	governmental consents, approvals and filings;

•

the absence of (a) a breach or violation of, the constitutional documents of Parent and Merger Sub, (b) a violation of applicable law, (c) any required consent or other action by any person under, constitute a default under, or cause loss of benefit to which Parent or any of its subsidiaries is entitled under any agreement or other instrument binding upon Parent or any of its subsidiaries, or (iv) the creation of any lien on any assets of Parent and Merger Sub, in each case, as a result of Parent and Merger Sub entering into and performing under the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;

•	the accuracy of the information provided by Parent for inclusion in this Proxy Statement;

•	the absence of any broker’s or finder’s fees;

•	validity and enforceability of, and no default or breach under, the Financing Commitments;

•	validity and enforceability of, and no default under, the Limited Guarantee;

•

the absence of any undisclosed Shares, other securities of or other economic interest in, or any other rights to acquire or vote any Shares and other securities of, or to acquire any other economic interest in the Company, beneficially owned by Parent, Merger Sub, the Guarantor, Skyline Automation Technologies L.P., the Rollover Securityholder, Ascendent Capital Partners III GP, L.P. and the respective affiliates of each of the foregoing but excluding the Company or any of its subsidiaries(the “Buyer Group Parties”);

•	the solvency of the Surviving Company as of and immediately after the Effective Time;

•	the absence of any undisclosed agreement (a) between or among two or more of Buyer Group Parties relating to the transactions contemplated by the Merger Agreement, and (b) between Parent, Merger

Sub, any other Buyer Group Parties or any of their respective affiliates, on the one hand, and any director, officer, employee or shareholder of the Company and its subsidiaries, on the other hand, that relates in any way to the transactions contemplated by the Merger Agreement, in each case, (i) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by the Merger Agreement, or (ii) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Acquisition Proposal or Superior Proposal; and

•	an acknowledgement by the Company as to the absence of any other representations and warranties by the Parent and Merger Sub.

Conduct of Business by the Company Pending the Merger

The Company has agreed that, subject to certain exceptions, from the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement, the Company will and will cause its subsidiaries to (a) conduct their businesses in the ordinary course consistent with past practice in all material respects and (b) use their reasonable best efforts to preserve substantially intact their material assets and business organizations, to keep available the services of their current officers and key employees and to maintain in all material aspects their current relationships with existing customers, suppliers and other persons which the Company or any of its subsidiaries has material business relations).

Subject to certain exceptions set forth in the Merger Agreement and the disclosure letter of the Company delivered in connection with the Merger Agreement, as required by applicable law, or with the consent of Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement, the Company agrees not to, and not to permit any of its subsidiaries to, do any of the following:

•	amend or otherwise change its memorandum and articles of association, bylaws or other similar organizational documents;

•

split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire any, or amend any term of any security of the Company or any of its subsidiaries, or declare, set aside, make or pay any dividend or other distribution in respect of any security of the Company or any of its subsidiaries (except for dividends by any of its wholly-owned subsidiaries to the Company or any of its other wholly-owned subsidiaries consistent with past practice);

•

issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber (or authorize any of the foregoing activities): (a) any shares of any class of the Company or any of its subsidiaries, other than the issuance of (i) any Shares upon the exercise of Company Options that are outstanding on the date of the Merger Agreement in accordance with their terms, and (ii) any security of a subsidiary of the Company to the Company or any other subsidiary of the Company; (b) any property or assets of the Company or any of its subsidiaries with a value or purchase price in excess of US$7,000,000, other than in the ordinary course of business or between the Company and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries; or (c) any intellectual property of the Company and its subsidiaries, except in the ordinary course of business;

•

acquire, directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (a) pursuant to existing contracts or commitments, (b) in the ordinary course of business, or (c) investment in any wholly-owned subsidiary of the Company;

•	make any loan, capital contribution to, or other investment in, any person (other than any wholly-owned subsidiary of the Company) in excess of US$10,000,000 in aggregate;

•

incur, assume, alter, amend or modify any indebtedness for borrowed money, or guarantee thereof, or issue any debt securities, except for (a) the incurrence or guarantee of indebtedness under any of the

Company’s and its subsidiaries’ existing credit facilities as in effect on the date of the Merger Agreement or the renewal of such existing credit facilities in an aggregate amount not to exceed the maximum amount authorized under the contracts evidencing such indebtedness, (b) as carried out in the ordinary course of business, or (c) the incurrence or guarantee of indebtedness not in an aggregate amount in excess of US$5,000,000;

•

(a) grant, increase or amend any severance or termination pay, or enter into or amend any employment, deferred compensation or other similar agreement with any service provider of the Company or any of its subsidiaries whose annual base salary or compensation exceeds US$100,000, (b) increase benefits payable under any existing severance or termination pay policies, (c) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (d) increase compensation, bonus or other benefits payable to any service provider of the Company or any of its subsidiaries except for increases for such persons whose annual salary or compensation does not exceed US$100,000 in the ordinary course of business consistent with past practice, or (e) hire, terminate employment relationship (other than termination pursuant to the terms of any existing contract as of the date of the Merger Agreement), or materially change scope of employment, position or job title with respect to any C-level executives and member of the management team of the Company or any of its subsidiaries, and any employee whose annual compensation is no less than that of the top fifty paid employees of the Company;

•

(a) except in the ordinary course of business and pursuant to the terms of the Company Share Plan, issue or grant any equity or equity-based awards to any director, officer, employee, independent contractor or service provider of the Company or any of its subsidiaries, (b) establish, adopt, amend or terminate any employee plan or materially amend the terms of any outstanding Company Options or Company Restricted Share Awards, (c) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Share Plan, or (d) forgive any loans to any director, officer, employee, independent contractor or service provider of the Company or any of its subsidiaries;

•

make any material changes with respect to financial accounting policies or procedures, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•

commence any action for a claim of more than US$5,000,000 (excluding actions seeking for injunctive relief or other similar equitable remedies) or settle any action (a) for an amount in excess of US$5,000,000, (b) that would impose any material restrictions on the business or operations of the Company and any of its subsidiaries, or (c) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of the Company or any of its subsidiaries relating to the transactions contemplated by the Merger Agreement;

•

effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving the Company and any of its subsidiaries, other than the transactions contemplated by the Merger Agreement;

•

authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Company and its subsidiaries taken as a whole;

•

other than in the ordinary course of business, (a) enter into any contract that would have been a material contract if it had been entered into prior to the date of the Merger Agreement which calls for annual aggregate payments of US$5,000,000 or more, or (b) materially amend, modify, renew (other than any automatic renewal in accordance with the relevant contractual terms), consent to the termination of, or waive any material rights under, any material contract;

•	amend, modify, consent to the termination of, or waive any rights under, any engagement agreement with the financial advisor to the Special Committee;

•

enter into any contract between the Company or any of its subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company or any of its subsidiaries, on the other hand, subject to certain exceptions;

•

grant, license, transfer, permit to lapse, abandon, dedicate, disclaim or fail to maintain or protect material intellectual property, except grants of non-exclusive licenses or in the ordinary course of business;

•	fail to make in a timely manner any filings or registration with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•

enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by the Company or any of its subsidiaries to any third parties, other than payments in the ordinary course of business;

•

make or change any material tax election, materially amend any tax return (except as required by applicable law), enter into any material agreement or seek any ruling from any governmental authority with respect to material taxes, settle any material controversy with respect to taxes, initiate any voluntary tax disclosure to any governmental authority or change any method of tax accounting or tax accounting period;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole; or

•	announce an intention, enter into any agreement or otherwise make a legally binding commitment, resolve or commit to do any of the foregoing.

Shareholders’ Meeting and Director Appointment

The Company has agreed to convene an extraordinary general meeting of the Company for the purpose of approving the Merger Agreement and the transactions contemplated thereby as soon as practicable but in any event no later than the time scheduled for an extraordinary general meeting called in response to the Shareholders Requisition or any other requisition to convene an extraordinary general meeting proposed by shareholders of the Company after the date of the Merger Agreement. The Company may, after consultation in good faith with Parent, adjourn, postpone or recommend the adjournment of the extraordinary general meeting to its shareholders solely (a) to the extent required by applicable law, (b) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, or (c) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the extraordinary general meeting.

The Company has agreed that the Board will recommend the approval and authorization of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company and include such recommendation in the Proxy Statement, and that the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby and to take all other actions necessary or advisable to secure the Company Requisite Vote. The Company has also agreed that, when it submits the Merger Agreement and the transactions contemplated by the Merger Agreement to its shareholders for authorization and approval at the extraordinary general meeting, the Company will include proposals to increase the size of the Board to create three additional director seats and nominate three individuals proposed by Parent as independent directors to the Board. Notwithstanding the foregoing, in the event that subsequent to the date of the Merger Agreement, the Board makes a Change of

Recommendation and/or authorizes the Company to terminate the Merger Agreement pursuant to certain terms therein, the Company will not be required to convene the extraordinary general meeting for the purpose of approving the Merger Agreement or submit the Merger Agreement to the holders of the Shares for approval.

In the event that at the extraordinary general meeting there is any proposal put forth by the Requisition Shareholders or any other requisition to convene an extraordinary general meeting proposed by shareholders of the Company after the date of the Merger Agreement (the “Competing Resolutions”) to be put to the shareholders of the Company for approval, the Company has agreed to provide a recommendation from the Board that shareholders of the Company vote against the Competing Resolutions, unless otherwise agreed by Parent and the Company.

Go Shop

From the date of the Merger Agreement until 11:59 p.m. (Hong Kong time) on the date which is fifteen days after the date of the Merger Agreement (the “Go-Shop Period End Date”), the Company and its subsidiaries and their respective representatives have the right (acting under the direction of the Special Committee) to (a) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each, a “Solicited Person”) pursuant to one or more acceptable confidentiality agreements; provided that the Company is required to provide to Parent, substantially concurrently with providing it to any such other Solicited Person, any material information concerning the Company or its subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (b) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations.

As used herein and in the Merger Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer or proposal relating to (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (b) any tender offer or exchange offer that would result in such person beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (d) any combination of the foregoing types of transaction if the sum of the percentage of consolidated assets and any class of equity or voting securities involved is 15% or more. The transaction proposed by the Recco Consortium and the transaction proposed by the Management Consortium each constitutes Acquisition Proposal.

No Solicitation of Transactions after Go-Shop Period

After the Go-Shop Period End Date and until the Effective Time or the valid termination of the Merger Agreement, the Company shall, and shall cause its subsidiaries and its and their respective representatives to (a) cease immediately and cause to be terminated any existing activities, discussions or negotiations with any third party and its representatives and financing sources conducted prior to the Go-Shop Period End Date with respect to any Acquisition Proposal; and (b) use reasonable best efforts to request each third party that has executed a confidentiality agreement in connection with such person’s consideration of an Acquisition Proposal to return or, if applicable, destroy all information required to be returned or destroy by such person under the terms of the applicable confidentiality agreement. In addition, the Company shall not, and shall cause its subsidiaries their respective representatives not to:

•

solicit, initiate, propose, knowingly facilitate or knowingly encourage the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal or inquiries regarding or the making, submission or consummation of any Acquisition Proposal;

•

engage in, maintain, continue, knowingly facilitate or knowingly encourage or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with, or provide any non-public information or data concerning the Company or any of its subsidiaries to, any person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in furtherance of the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal;

•

(i) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Board’s recommendation for the approval and authorization of the Merger Agreement and the transactions contemplated thereby, (ii) fail to make such recommendation or fail to include such recommendation in the Proxy Statement, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company an Acquisition Proposal, or (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing, a “Change of Recommendation”);

•

enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or commitment contemplating or otherwise relating to, any Acquisition Proposal;

•

adopt resolutions or otherwise take any action to grant any third party waiver, amendment or release under any standstill, confidentiality or similar agreement or takeover statutes, provided that (i) if the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable laws, the Company may waive any such provision to the extent necessary to permit the person bound by such provision to propose an Acquisition Proposal to the Board, and (ii) such restriction shall not apply if the Company releases or waives the corresponding provision in the confidentiality agreement with the Buyer; or

•	resolve or agree to do any of the foregoing.

Notwithstanding the forgoing, at any time prior to obtaining the Company Requisite Vote, the Company may, following the receipt of an unsolicited bona fide written Acquisition Proposal after the date of the Merger Agreement and acting only under the direction of the Special Committee: (a) contact the person who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such person of the non-solicitation restrictions of the Merger Agreement; (b) engage in negotiations or discussions with such persons if the Special Committee in their good faith judgment, after consultation with its financial advisor and outside legal counsel, believes such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal; and (c) furnish to such person non-public information relating to the Company or any of its subsidiaries pursuant to an acceptable confidentiality agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent (to the extent that Parent is willing to receive such information), as the case may be, prior to or substantially concurrently with the time it is provided or made available to such person; provided that prior to taking any action described in items (b) or (c) above, the Special Committee has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable laws.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the Company Requisite Vote, if the Company has received a bona fide written proposal or offer with respect to

Acquisition Proposal which was not withdrawn and which was not obtained in violation of the Company’s obligations in respect of non-solicitation and the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, and that failure to make a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable laws, the Board may, upon the recommendation of the Special Committee, effect a Change of Recommendation and/or authorize the Company to terminate the Merger Agreement, but only if: (a) the Company has complied with its obligations of non-solicitation and no Change of Recommendation with respect to such Acquisition Proposal (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub); (b) the Company has provided prior written notice of such Superior Proposal to Parent and negotiated with Parent in good faith, for a period of four business days, any proposed modifications to the terms and conditions of the Merger Agreement or the financing documents; and (c) following the end of such period, the Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to the Merger Agreement or the Financing Commitments, and any other information provided by Parent, that the Acquisition Proposal continues to constitute a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable laws.

In addition, at any time prior to obtaining the Company Requisite Vote, if an Intervening Event has occurred and the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Laws, the Board may make a Change of Recommendation and/or authorize the Company to terminate the Merger Agreement; provided that, prior to effecting such a Change of Recommendation in connection with such Intervening Event, (a) the Company has provided prior written notice of such Intervening Event to Parent, (b) the Company has negotiated with Parent in good faith, for a period of four business days, any proposed modifications to the terms and conditions of the Merger Agreement or the Financing Commitments in a manner that obviates the need for such a Change of Recommendation, and (c) following the end of such period, the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement or the Financing Commitments, and any other information provided by Parent, that failure to make a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

As used herein and in the Merger Agreement, a “Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for purposes of the definition of “Superior Proposal,” each reference to “15%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) that (a) provides for the payment of cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration, and that (b) the Board (with the approval of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) would be reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction more favorable to the shareholders of the Company (other than holders of the Excluded Shares) from a financial point of view than the transactions contemplated by the Merger Agreement; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” (i) if the consummation of the transactions contemplated by such offer or proposal is conditional upon any due diligence in respect of the Company or its subsidiaries or the receipt of any financing, (ii) if any such financing is not fully committed or is subject to any more burdensome outbound direct investment review by governmental authorities in PRC (unless in the latter case the cash consideration per Share is no less than 115% of the Per Share Merger Consideration), or (iii) if the termination fee the Company is entitled to receive in the event such transaction is not consummated due to the failure to obtain financing is lower than the termination fee the Company is entitled to receive in such an event under the Merger Agreement.

As used herein and in the Merger Agreement, an “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of the Merger Agreement that did not result from any breach of the Merger Agreement by the Company, its subsidiaries or their respective representatives and that materially affects the Company and its subsidiaries or their business, assets or operations that was not known or reasonably foreseeable to either the Board or the Special Committee prior to or on the date of the Merger Agreement, which change, event, occurrence or development becomes known to the Board or the Special Committee after the date of the Merger Agreement and before receipt of the Company Requisite Vote and did not result from the announcement or pendency of, or any action required to be taken by the Company pursuant to the Merger Agreement; provided that in no event shall (a) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof, (b) any change in the price or trading volume of the Shares, or (iii) any change in the composition of the Board or the Special Committee after the date of the Merger Agreement constitute an Intervening Event.

Directors’ and Officers’ Indemnification and Insurance

The parties to the Merger Agreement have agreed that:

•

From and after the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries against all kinds of liabilities incurred in connection with any action arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time to the fullest extent that the Company would have been permitted under the laws of the British Virgin Islands and the Articles in effect on the date of the Merger Agreement to indemnify such directors and officers.

•

The memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are set forth in the Articles in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any of the former or present directors and officers of the Company and its subsidiaries, unless such modification is required by applicable law.

•

Parent will, or will cause the Surviving Company to, maintain in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that Parent and the Surviving Company will not be required to pay pursuant to the Merger Agreement more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant thereto under each such policy, but in such case will purchase as much coverage as reasonably practicable for such amount. In lieu of maintaining such directors’ and officers’ liability insurance policies and at Parent’s request, the Company will purchase, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries

•

Parent will, and cause the Surviving Company to, honor and perform under, for a period of six years after the Effective Time, all indemnification agreements entered into by the Company or any of its subsidiaries with any of their former or present directors and officers as in effect as of date of the Merger Agreement.

Parent Financing

Parent and Merger Sub have agreed to use their reasonable best efforts to perform all actions and things reasonably necessary to arrange and consummate the financing of the transactions on the terms and conditions contemplated by the Support Agreement, the Equity Commitment Letters and the Debt Commitment Letter (the “Financing Commitments”), including (a) to maintain in effect the Financing Commitments, (b) to satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Commitment Letter; (c) to negotiate and enter into definitive agreements with respect thereto on terms and conditions described thereto, and (d) to enforce its rights under the Financing Commitments and consummate the financing prior to or at the closing of the Merger. In the event any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Merger Sub are required to promptly notify the Company and use their reasonable best efforts to arrange to obtain alternative financing.

Prior to the closing, the Company has agreed to use its reasonable best efforts to provide to Parent and Merger Sub, and to cause its subsidiaries and representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the debt financing.

Available Cash

The Company has agreed to use its reasonable best efforts to perform all actions and things necessary to ensure that immediately prior to and at the Effective Time, the aggregate amount of net cash of the Company and its subsidiaries will equal or exceed RMB4,700,000,000.

Other Covenants

The Merger Agreement contains additional agreements between the Company and Parent and/or Merger Sub relating to, among other things:

•	the filing of this Proxy Statement with the SEC and cooperation in response to any comments from the SEC with respect thereto;

•	reasonable best efforts of each party to consummate the transactions contemplated by the Merger Agreement;

•	notification of certain events;

•	reasonable access by Parent and its representatives to the offices, properties, books and records of the Company and its subsidiaries;

•	delisting and deregistration of the Shares;

•	coordination of press releases and other public announcements relating to the Merger;

•	matters relating to employee benefits of employees of the Company or its subsidiaries who continue to be employed by the Surviving Company or any of its subsidiaries;

•	matters relating to takeover statutes;

•	restrictions on any member of the Buyer Group Parties from amending the Debt Commitment Letter, Equity Commitment Letters, Limited Guarantee or the Support Agreement;

•	actions of the Company taken at the direction of a member of the Buyer Group Parties; and

•	participation in litigation relating to Merger Agreement or the transactions contemplated thereunder.

Conditions to the Merger

The obligations of the Company, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•	the Company Requisite Vote has been obtained;

•

no order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict issued, rendered or entered by any governmental authority which prohibits, restrains, stays, makes illegal or enjoins the consummation of the transactions contemplated by the Merger Agreement remains in effect; and

•	any required regulatory approvals have expired, been terminated or obtained (as applicable).

The obligations of Parent and Merger Sub to complete the Merger are also subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•

the representations and warranties of the Company set forth in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

the Company has performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement at or prior to the closing date;

•	the holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent;

•	the aggregate amount of net cash of the Company and its subsidiaries immediately prior to the closing of the Merger will equal or exceed RMB4,700,000,000;

•

deposit accounts satisfactory to the Lender will be opened and maintained by certain of the Company’s subsidiaries, with no less than US$500,000,000 or its equivalent in aggregate maintained in such deposit accounts, provided that such amount will be increased by (a) 10% with regard to any amount maintained in such deposit accounts established within the PRC, and (b) 5% with regard to any amount maintained in such deposit accounts that is not denominated in US dollars;

•	No Material Adverse Effect has occurred since the date of the Merger Agreement;

•	Parent has received a certificate of an executive officer of the Company, dated as of the closing date, certifying that the preceding conditions have been satisfied.

The obligations of the Company to complete the Merger are also subject to the satisfaction or waiver at or prior to the closing date of the following conditions:

•

the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

each of Parent and Merger Sub has performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by, it under the Merger Agreement at or prior to the closing date; and

•	the Company has received a certificate of an executive officer of Parent, dated as of the closing date, certifying that the preceding conditions have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and the Company; or

•	by written notice from either Parent or the Company, if:

•	any governmental authority has enacted, issued, promulgated, enforced or entered any final and non-appealable order that has the effect of prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement, provided that this termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of such governmental order;

•

the Merger is not consummated by December 11, 2024 (such date, as it may be extended in accordance with the Merger Agreement, the “End Date”) (which date (a) may be extended by mutual written agreement of Parent and the Company and (b) is automatically extended by up to two periods of sixty days each if all closing conditions except for required regulatory approvals are satisfied and the termination of the Debt Commitment Letter is also extended to no earlier than the End Date so extended), provided that such termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of the failure of the Merger to be consummated by the End Date; or

•

the Company Requisite Vote is not obtained, provided that such termination right is not available to a party if such party’s breach of the Merger Agreement is a material cause of such failure to obtain the Company Requisite Vote; or

•	by written notice from the Company, if:

•

Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured prior to the earlier of (a) 30 days following receipt of written notice of such breach from the Company or (b) the End Date, provided that the Company will not have this termination right if it is then in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement that would result in the failure to satisfy the corresponding condition to closing;

•

(a) all of the conditions to the obligations of each party and of Parent and Merger Sub to complete the Merger (other than those conditions that by their nature are to be satisfied at the closing) have been and continue to be satisfied or waived in accordance with the Merger Agreement, (b) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the conditions to the obligations of the Company have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing), or that the Company is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Merger; and (c) Parent and Merger Sub fail to consummate the Merger within five business days following the date on which the closing should have occurred in accordance with the Merger Agreement; or

•

prior to obtaining the Company Requisite Vote, the Board, acting upon the recommendation of the Special Committee, has made a Change of Recommendation in respect of a Superior Proposal or an Intervening Event; provided that the Company has complied with all the non-solicitation requirements (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and paid in full a termination fee to Parent; or

•	by written notice from Parent, if:

•

the Company has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured prior to the earlier of (a) 30 days following receipt of written notice of such breach from Parent or (b) the End Date, provided that Parent will not have this termination right if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement that would result in the failure to satisfy the corresponding condition to closing; or

•	prior to obtaining the Company Requisite Vote, the Board or any committee thereof has made a Change of Recommendation.

Termination Fees

The Company is required to pay to Parent a cash termination fee in an amount equal to US$33,000,000 if the Merger Agreement is terminated by:

•

Parent, where (a) an Acquisition Proposal has been made prior to the extraordinary general meeting, (b) thereafter, the Merger Agreement is terminated by Parent due to failure of the Merger to occur by the End Date and such failure is as a result of any action or inaction on part of the Company, any of its subsidiaries or any of their respective representatives in breach of the Merger Agreement, and (c) within 12 months after the termination of the Merger Agreement, the Company or any of its subsidiaries consummates, or enters into a definitive agreement with respect to or consummates any Acquisition Proposal (for purposes of this clause, all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”).

•

Parent where the Company has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period;

•	Parent where the Board or any committee thereof has effected a Change of Recommendation; or

•	the Company where the Board, acting upon the recommendation of the Special Committee, has made a Change of Recommendation in respect of a Superior Proposal or an Intervening Event.

Parent is required to pay to the Company a cash termination fee in an amount equal to US$33,000,000 if the Merger Agreement is terminated by:

•

the Company where Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured, or if capable of being cured, is not cured within the requisite time period; or

•

the Company where (a) all of the conditions to the obligations of Parent and Merger Sub to complete the Merger (other than those conditions that by their nature are to be satisfied at the closing) have been and continue to be satisfied or waived in accordance with the Merger Agreement, (b) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the conditions set forth to the obligations of the Company have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing), or that the Company is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Merger; and (c) Parent and Merger Sub fail to consummate the Merger within five business days following the date on which the closing should have occurred in accordance with the Merger Agreement.

Remedies and Limitation on Liability

Parent’s rights (a) to receive the termination fee from the Company in accordance with the Merger Agreement and (b) to seek specific performance in accordance with and subject to the paragraphs below, will be the sole and exclusive remedies against the Company related parties for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by the Merger Agreement to be consummated or for a breach of, or failure to perform under, the Merger Agreement or any certificate, other document or oral representation in connection therewith. In no event will the Company related parties be subject to monetary damages in excess of the amount of its termination fee payable to the Parent in the aggregate and reimbursement of certain expenses accrued in the event of failure to pay the applicable termination fee when due and other costs and expenses payable pursuant to the Merger Agreement. As used herein, Company related party means the Company and its subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling persons, managers, members, directors, officers, employees, affiliates, representatives, agents or any such person of any of the foregoing.

The Company’s rights (a) to receive the termination fee from Parent in accordance with the Merger Agreement, (b) under the Limited Guarantee, and (c) to seek specific performance in accordance with and subject to the paragraphs below, will be the sole and exclusive remedies against the Parent related parties for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by the Merger Agreement to be consummated or for a breach of, or failure to perform under, the Merger Agreement or any certificate, other document or oral representation in connection therewith. In no event will the Parent related parties be subject to monetary damages in excess of the amount of its termination fee payable to the Company in the aggregate and reimbursement of certain expenses accrued in the event of failure to pay the applicable termination fee when due and other costs and expenses payable pursuant to the Merger Agreement. As used herein, Parent related party means Parent, Merger Sub, the Guarantor, Skyline Automation Technologies L.P., any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any such person of any of the foregoing.

The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without any requirement for the posting of any bond or other security, in addition to any other remedy to which they are entitled at law or in equity. Specifically, the Company is entitled to obtain an injunction, specific performance or other equitable remedies to cause Parent and Merger Sub to cause the equity financing to be funded and to consummate the closing pursuant to the terms of the Merger Agreement, but only if: (a) all conditions to the obligations of Parent and Merger Sub to complete the Merger (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, (b) Parent fails to complete the Merger by the date on which the closing of the Merger is required to have occurred pursuant to the terms of the Merger Agreement, (c) the debt financing has been funded in full or will be funded at the closing if the equity financing is funded at the closing, (d) the Company has irrevocably confirmed in writing that all conditions to the obligations of the Company have been satisfied or waived and if specific performance is granted and the equity financing and the debt financing are funded, then the Company is ready, willing and able to consummate the Merger.

While the parties may concurrently seek specific performance or other equitable relief and payment of the applicable termination fee, none of them will be permitted or entitled to receive both (a) a grant of specific performance (or other equitable relief) that results in the closing (and, in the case of the Company, to cause the equity financing to be funded at the closing of the Merger) and (b) payment of the applicable termination fee.

Amendment or Waiver

At any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement by written agreement, executed and delivered by duly authorized officers of such respective parties; provided that the Company may only take such action with the approval of the Special Committee.

At any time prior to the Effective Time, each of the parties to the Merger Agreement may (a) extend the time for the performance of any obligation or other act of any other party to the Merger Agreement, (b) waive any inaccuracy in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (c) waive compliance with any agreement of any other party or any condition to its obligations contained in the Merger Agreement; provided that the Company may only take such action with the approval of the Special Committee.

DISSENTERS’ RIGHTS

Section 179 of the BVI Act as set out in Annex F of the Proxy Statement provides the specific mechanism under which shareholders may dissent from the Merger and have the right to receive payment of the fair value of their Shares.

Dissenters’ rights are available only to those shareholders whose names are entered in the register of members of the Company as a registered holder of the Shares. Any person who holds Shares through a depositary, nominee or broker and who wishes to exercise their right to dissent from the Merger must first ensure that they are entered in the register of members of the Company and have therefore become a “member” for the purposes of the BVI Act. Shareholders of the Company must comply with the procedures and requirements for exercising dissenters’ rights with respect to their Shares under Section 179 of the BVI Act (which includes the delivery to the Company, before the vote is taken, of a written objection to the Merger).

If a shareholder dissents from the Merger, the shareholder may require the Company to buy the shareholder’s shares at fair value. A shareholder who wants to dissent must give the Company a written notice stating that the shareholder: (a) objects to the Merger; and (b) proposes to demand payment for the shareholder’s Shares if the Merger is consummated (the “Notice of Objection”). The Notice of Objection must be given to the Company before the extraordinary general meeting or at the extraordinary general meeting but before the vote is taken.

Within 20 days immediately following the date of the extraordinary general meeting at which a vote approving the Merger is taken, the Company must give an approval notice to all shareholders who have served a Notice of Objection (the “Approval Notice”).

A shareholder who has served a Notice of Objection shall, within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), give to the Company a written notice of their desire to elect to dissent (the “Notice of Dissent”). The Notice of Dissent must state (a) the shareholder’s name and address, (b) the number and class of shares in respect of which they dissent (which must be all of the Shares which they hold in the Company) and (c) a demand for payment of the fair value of their Shares.

It is important to note that:

•	only shareholders who have served a Notice of Objection (or who were not given notice of the extraordinary general meeting) may elect to dissent;

•

any shareholder who has elected to dissent must dissent in respect of all of the Shares which they hold in the Company (as noted above, it is not possible to dissent only in respect of certain Shares held by a shareholder, and any Notice of Dissent purporting to do so will be invalid); and

•

once the Notice of Dissent has been provided to the Company, a dissenting shareholder will cease to have the rights of a shareholder and will only be entitled to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Act.

Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the effective date of the Merger, whichever is later, the Surviving Company must make a fair value offer to each dissenting shareholder specifying the consideration determined by the Company to be the fair value of their Dissenting Shares (the “Offer”).

If, within 30 days immediately following the date of the Offer, the Company and the dissenting shareholder fail to agree on the fair value consideration of the Dissenting Shares, then, within 20 days immediately following the date of the expiry of such 30-day period:

•	the Company and the dissenting shareholder shall each designate an appraiser;

•	the two designated appraisers together shall designate a third appraiser; and

•

the three appraisers shall fix the fair value of the Dissenting Shares in accordance with the BVI Act (it should be noted that, under the terms of the BVI Act, fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken at the extraordinary general meeting, excluding any appreciation or depreciation in the value of the Dissenting Shares, directly or indirectly, induced by the proposed Merger).

The fair value determined by the three appraisers is binding on the Company and the dissenting shareholder for all purposes. The Company will pay, in cash, the fair value of the Dissenting Shares determined by the appraisers to the dissenting shareholders.

Shareholders are cautioned that, if a shareholder initiates an appraisal process, they may be responsible for a portion of the costs of the appraisal.

All notices and petitions (including any Notice of Objection and Notice of Dissent) must be executed by or for the shareholder, fully and correctly, as such shareholder’s name appears on the Company’s register of members. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. A person having a beneficial interest in the Shares held of record in the name of another person, such as a nominee, must act promptly to cause the shareholder of record to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights are attached to the Shares.

Section 179 of the BVI Act sets out additional procedural requirements and a timetable which the dissenting shareholder and the Company must follow relating to the purchase of the shareholder’s Shares, including a mechanism for determining the fair value of the Shares if the Company and the dissenting shareholder are unable to agree to it.

As explained above, dissenters’ rights are available only to shareholders of record. If you hold any Shares as the beneficial owner but are not the “registered holder” or “member” of such Shares and you wish to exercise dissenters’ rights, you must arrange for such Shares to be registered in your name and comply with the procedures and requirements of Section 179 of the BVI Act.

If you do not satisfy each of these requirements, you will not be entitled to exercise dissenters’ rights and will be bound by the terms of the Plan of Merger if approved at the extraordinary general meeting.

At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and each holder of Dissenting Shares shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive the Per Share Merger Consideration), subject to and except for such rights as are granted for the exercise of dissenters’ rights under Section 179 of the BVI Act.

Any shareholder who considers exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of Shares, as of January 4, 2024, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5.0% of the total issued and outstanding Shares.

As of January 4, 2024, we have 62,095,839 Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days from January 4, 2024, including through the vesting of restricted shares, exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

		Shares Beneficially Owned
	Title (if any)	Number	%
Officers and Directors†
Li QIAO	Chairwoman	*	*
Changli WANG(1)	Director, Chief Executive Officer and Chief Strategy Officer	1,306,942	2.10
Jianyun CHAI	Director	*	*
Kok Peng TEH	Director	*	*
Khiaw Ngoh TAN	Director	*	*
Steven WANG	Chief Financial Officer	*	*
Yue XU	Co-Chief Operating Officer	*	*
Lei FANG(2)	Co-Chief Operating Officer	846,991	1.36
Chunming HE	Chief Technology Officer	*	*
Hongyuan SHI	Chief Human Resource Officer	*	*
Chuan (Arden) XIA	Chief Public Relations Officer	*	*
All directors and officers as a group		2,835,569	4.56
5% Securities Holder
Advanced Technology (Cayman) Limited(3)		8,491,875	13.68
Davis Selected Advisers, L.P.(4)		5,368,114	8.65
FIL LTD(5)		5,142,737	8.29
Ace Lead Profits Limited(6)		4,144,223	6.68
Yiheng Capital, LLC(7)		3,963,836	6.39

*	Less than 1% of the total issued and outstanding shares.
†

The business address of each director and officer set forth in the table is c/o Hollysys Automation Technologies Ltd., No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, China 100176.

(1)	Represents 1,306,942 Shares held by Mr. Changli WANG through Excellent Link Enterprises Limited and Jewelake Capital Limited.
(2)

Represents (i) 749,284 Shares held by Mr. Lei FANG through Golden Result Enterprises Limited and Gannan Times Holding Limited, (ii) 67,468 Shares underlying Company Restricted Share Awards held by Mr. Lei FANG and (iii) 30,239 Shares issuable upon exercising of Vested Company Options held by Mr. Lei FANG.

(3)	Represents 8,491,875 Shares held by Advanced Technology (Cayman) Limited, as reported in a Schedule 13D filed with the SEC on November 6, 2023.
(4)	Represents 5,368,114 Shares held by Davis Selected Advisers, L.P., as reported in a Schedule 13F filed with the SEC on November 9, 2023.
(5)	Represents 5,142,737 Shares held by FIL LTD, as reported in a Schedule 13F filed with the SEC on November 13, 2023.
(6)

Represents 4,144,223 Shares held by Ace Lead, as reported in a Schedule 13D filed with the SEC on June 29, 2021. As set forth therein, Ace Lead is purported to be wholly owned and controlled by Mr. Shao and Mr. Shao may be deemed to be a beneficial owner of the shares held by Ace Lead. The Board has received notice from Hollysys Committee on Trust Interests about the Ace Lead Dispute. Pending resolution of the Ace Lead Dispute, such information set forth in such Schedule 13D is yet to be ascertained.

(7)	Represents 3,963,836 Shares held by Yiheng Capital, LLC, as reported in a Schedule 13F filed with the SEC on November 14, 2023.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement, the documents attached hereto and the documents incorporated by reference into this Proxy Statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this Proxy Statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the cash position of the Company and its subsidiaries at the Effective Time;

•

equity and debt financing may not be funded at the Effective Time because of the failure of Parent or Merger Sub to meet the closing conditions or for other reasons, which may result in the Merger not being consummated promptly or at all;

•	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	diversion of our management’s attention during the pendency of the Merger from our ongoing business operations;

•	loss of our senior management;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

•	our failure to comply with regulations and changes in regulations;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger or any other matters; and

•

other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023. See “Where You Can Find More Information” beginning on page 119 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, Mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this Proxy Statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the Investors section of our website at https://www.hollysys.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference.

Statements contained in this Proxy Statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this Proxy Statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Proxy Statement. This Proxy Statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this Proxy Statement. To the extent that any of the periodic reports incorporated by reference in this Proxy Statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going-private transaction described in this Proxy Statement.

We undertake to provide without charge to each person to whom a copy of this Proxy Statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this Proxy Statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this Proxy Statement incorporates.

Requests for copies of our filings should be directed to our Investor Relations, at +8610-5898-1386 and investors@hollysys.com.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED JANUARY 5, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

Among

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.,

SUPERIOR TECHNOLOGIES HOLDING LIMITED

and

SUPERIOR TECHNOLOGIES MERGERSUB LIMITED

Dated as of December 11, 2023

A-i

A-ii

Annex B	Articles of Merger
Annex C	Plan of Merger

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2023 (this “Agreement”), is entered into by and among Hollysys Automation Technologies Ltd., a BVI business company incorporated under the Laws of the British Virgin Islands (the “Company”), Superior Technologies Holding Limited, an exempted company incorporated under the Laws of the Cayman Islands (“Parent”), and Superior Technologies Mergersub Limited, a BVI business company incorporated under the Laws of the British Virgin Islands and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the BVI Business Companies Act (as amended) (the “BVI Act”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the Surviving Company (as defined below) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee of the Board of Directors constituted on September 29, 2023 consisting of the three existing independent directors (the “Special Committee”), has unanimously (a) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares) and declared it advisable, to enter into this Agreement, the Plan of Merger (as defined below) and the Articles of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby, (c) resolved, subject to Section 6.3(d) and Section 6.3(e), to recommend the approval, adoption and authorization of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated hereby (including the Director Appointment (as defined below)) by the shareholders of the Company at the Shareholders Meeting (as defined below), (d) approved and adopted an amendment to the Company Rights Agreement (as defined below) to render the Company Rights (as defined below) inapplicable to the Merger, this Agreement and the transactions contemplated hereby (the “Rights Agreement Amendment”), and (e) approved a second amendment to the Rights Agreement Amendment, to be adopted as soon as practicable following the execution and delivery of this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement, the Plan of Merger and the Articles of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub, and Advanced Technology (Cayman) Limited, an exempted company incorporated under the Laws of the Cayman Islands and the sole shareholder of Parent (the “Rollover Securityholder”) has entered into the Support Agreement pursuant to which the Rollover Securityholder has agreed, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote the Company Securities (as defined below) beneficially owned by it, together with any other Ordinary Shares acquired (whether beneficially or of record) by the Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time (as defined below) and the termination of the Rollover Securityholder’s obligations under the Support Agreement (collectively, the “Rollover Securities”), in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by this Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to the Effective Time all Rollover Securities;

WHEREAS, concurrently with the execution and delivery of this Agreement, Ascendent Capital Partners III, L.P. (the “Guarantor”) has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (the “Limited Guarantee”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the BVI Act, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

Section 1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at (a) the offices of Davis Polk & Wardwell LLP, The Hong Kong Club Building, 3A Chater Road, Hong Kong, at 10:00 a.m., Hong Kong time, on the fifth Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 1.3    Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute and file, or cause to be filed, the articles of merger, in the form attached hereto as Exhibit A (the “Articles of Merger”) and the plan of merger, in the form attached hereto as Exhibit B (the “Plan of Merger”) with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) pursuant to Section 171 of the BVI Act, and at the Closing, shall make any and all other filings or recordings required under the BVI Act in connection with the Merger. The Merger shall become effective on the date on which the Articles of Merger are registered by the Registrar or on such date, not exceeding 30 days thereafter, as specified in the Articles of Merger in accordance with Section 173(1) of the BVI Act (the time the Merger becomes effective, the “Effective Time”).

Section 1.4    Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Plan of Merger, the Articles of Merger and in the applicable provisions of the BVI Act. Without limiting the generality of the foregoing, at the Effective Time, all of the assets (including property), rights, privileges and powers of the Company and Merger Sub shall continue in the Surviving Company, and all claims, debts, liabilities and duties of the Company and Merger Sub shall continue as the claims, debts, liabilities and duties of the Surviving Company.

Section 1.5    Company Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger and the Articles of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the

Surviving Company, save and except that (a) all references to the name “Superior Technologies Mergersub Limited” shall be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the shares of the Surviving Company shall be amended to refer to the correct authorized shares of the Surviving Company consistent with the Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the BVI Act and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b).

Section 1.6    Directors and Officers.

(a)    The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b)    The officers of the Company (which, for the avoidance of doubt, shall not include the directors of the Company) immediately prior to the Effective Time shall be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

ARTICLE II

EFFECT OF MERGER ON ISSUED SHARES;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)    Merger Consideration. Each Ordinary Share (as defined below) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and any Company Restricted Share Award) shall be cancelled in exchange for the right to receive US$26.50 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Ordinary Shares that have been cancelled in exchange for a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished and shall cease to exist, and each former holder of Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II;

(b)    Cancellation and Conversion of Certain Shares. Each Ordinary Share owned by the Company as treasury share, or by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time (collectively, the “Cancelled Shares”), shall be cancelled and extinguished automatically and shall cease to exist, and no consideration shall be paid or payable for the Cancelled Shares. Each Ordinary Share held by Parent or any direct or indirect Subsidiary of Parent immediately prior to the Effective Time, including, for the avoidance of doubt, the Rollover Securities that are Ordinary Shares and contributed by the Rollover Securityholder to Parent immediately prior to the Effective Time pursuant to the terms and conditions of the Support Agreement (collectively, the “Rollover Shares”) shall be cancelled and extinguished and shall cease to exist and no consideration shall be delivered in exchange therefor;

(c)    Dissenting Shares. At the Effective Time, all Dissenting Shares shall automatically be cancelled and shall cease to exist or be outstanding, and each Dissenting Shareholder shall cease to be a shareholder of the

Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Per Share Merger Consideration pursuant to Section 2.1(a)), subject to and except for the right to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 179 of the BVI Act. If any holder of Ordinary Shares fails to validly dissent in accordance with the terms of Section 179 of the BVI Act or has effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its right to dissent from the Merger under Section 179 of the BVI Act (the “Dissenter Rights”), then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Ordinary Shares shall be cancelled in accordance with Section 2.1(a), and shall entitle the holder thereof only to receive the Per Share Merger Consideration without interest in accordance with Section 2.1(a); and

(d)    Shares of Merger Sub. Immediately following the cancellation of Ordinary Shares pursuant to the terms and conditions set out in Section 2.1(a), Section 2.1(b) and Section 2.1(c) above, each ordinary share, par value US$1.00 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued and fully paid ordinary share, par value US$0.001 per share, of the Surviving Company and shall constitute the only issued and outstanding shares of the Surviving Company.

Section 2.2    Treatment of Company Equity Awards.

(a)    At the Effective Time, the Company shall (i) terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company Restricted Share Award that is outstanding, whether or not vested.

(b)    Treatment of Company Options and Company Restricted Share Awards.

(i)    Treatment of Vested Company Options. Each holder of a Vested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (y) the number of Ordinary Shares underlying such Vested Company Option; provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(ii)    Treatment of Unvested Company Options. Each holder of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent which shall be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

(iii)    Treatment of Vested Company Restricted Share Awards. Each holder of a Vested Company Restricted Share Award, which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration with respect to each Vested Company Restricted Share Award.

(iv)    Treatment of Unvested Company Restricted Share Awards. Each holder of an Unvested Company Restricted Share Award that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Restricted Share Award, pursuant to terms and conditions to be determined by Parent which shall be substantially similar (and which may be settled in cash or property other than shares) to terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

(c)    Taxes. Any payment under this Section 2.2 shall be subject to all applicable Taxes and Tax withholding requirements, each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax law in respect thereof, and each holder of Company Options or Company Restricted Share Awards shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.2.

(d)    Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors and/or the compensation committee thereof, as applicable, shall adopt any resolutions and take any other actions that are reasonably necessary to cause the Company Share Plan, Company Options and the Company Restricted Share Awards to be treated in accordance with Section 2.2(b) above. The Company shall take all reasonable actions necessary to ensure that, if permitted by the Company Share Plan, none of the forfeiture restrictions on the Unvested Company Options and Unvested Company Share Awards will vest as a result of the transactions contemplate by this Agreement and, from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Ordinary Shares or other share capital of the Company or the Surviving Company to any Person pursuant to the Company Share Plan or in settlement of any Company Option or Company Restricted Share Award (as applicable). Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options or Company Restricted Share Awards informing such holder of the effect of the Merger on his or her Company Options or Company Restricted Share Awards (as applicable), and, to the extent required to effect the actions contemplated by this Section 2.2, use reasonable best efforts to seek the written consent of all holders of Company Equity Awards.

Section 2.3    Exchange of Certificates.

(a)    Paying Agent. Prior to the Closing, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent and reasonably acceptable to the Company to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive payments required to be made pursuant to Section 2.1(a). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in immediately available funds that are sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided that no such investment shall affect the amounts payable to the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to Section 2.1(a) shall be promptly returned to the Surviving Company. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b)    Exchange Procedures.

(i)    Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Ordinary Shares, if any (“Certificates”), and each former holder of record of Ordinary Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than the Excluded Shares and the Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of Certificates or exchange of Book-Entry Shares, as applicable, for the aggregate Per Share Merger Consideration.

(ii)    Certificates. Upon surrender of Certificates to the Paying Agent, (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Certificates, if any (other than holders of Excluded Shares and Dissenting Shares), shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such surrendered Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the Paying Agent. In the event that any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such holder of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Certificates an amount in cash (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product of the number of Ordinary Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.1(a).

(iii)    Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded Shares and Dissenting Shares) shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.

(iv)    Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company or if payment of the aggregate Per Share Merger Consideration is to be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares, as applicable, is registered, a check for any cash to be exchanged upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates formerly representing such Ordinary Shares or the Book-Entry Shares, as applicable, are properly presented to the Paying Agent accompanied by all documents required to evidence, to the reasonable satisfaction of the Surviving Company, and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v)    Expenses. The Surviving Company shall pay all charges and expenses, including those of the Company, the Surviving Company and the Paying Agent, in connection with the exchange of Ordinary Shares for the aggregate Per Share Merger Consideration in accordance with this Section 2.3.

(c)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Ordinary Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand. Any holder of Certificates or Book-Entry Shares (in each case, other than Excluded Shares and the Dissenting Shares) who has not theretofore complied with this Section 2.3 shall thereafter be entitled to look to the Surviving Company for payment of the relevant aggregate Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or delivery of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), without any interest thereon and the Surviving Company, subject to the following sentence, shall remain liable for payment of such holder’s claim for the relevant aggregate Per Share Merger Consideration payable upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or due receipt by the Surviving Company of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Company, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Ordinary Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims of interest of any Person previously entitled thereto.

(d)    Transfers. From and after the Effective Time, the register of members of the Company shall be closed, and there shall be no transfers on the register of members of the Surviving Company of the Ordinary Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Company, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Section 2.3, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(e)). The relevant aggregate Per Share Merger Consideration paid upon surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares in accordance with the terms of this Section 2.3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Ordinary Shares formerly represented by such Certificates (or affidavits) or Book-Entry Shares, as applicable.

(e)    Withholding Rights. Notwithstanding anything herein to the contrary, each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Ordinary Shares, Company Options or Company Restricted Share Awards such amounts as it is required to deduct and withhold under any applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Company, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of the Ordinary Shares, Company Options or Company Restricted Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or Merger Sub, as the case may be.

(f)    Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Ordinary Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company, as applicable, of their current contact details. A holder of Ordinary Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Ordinary Shares who are untraceable should be returned to the Surviving Company on-demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Ordinary Shares who are untraceable. Dissenting Shareholders and holders of Ordinary Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of three (3) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

Section 2.4    Dissenting Shares. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, any attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to Section 179 of the BVI Act and received by the Company relating to its shareholders’ exercise of Dissenter Rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of Dissenter Rights under the BVI Act and the exclusive right to select the appraiser (if any) which is to be appointed by the Company under Section 179(9)(a). The Company shall not, except with the prior written consent of Parent, make any offers in excess of Per Share Merger Consideration or payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or any demands or approve any withdrawal of any such Dissenter Rights or demands.

Section 2.5    Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Ordinary Shares or securities convertible or exchangeable into or exercisable for Ordinary Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Ordinary Shares or securities of a different class as a result of a reclassification, share split (including a reverse share split), combination, share dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction (but excluding any change that results from any exercise of Company Options to purchase Ordinary Shares or the vesting of any Company Options or Company Restricted Share Awards), then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Ordinary Shares or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding disclosures in the Company SEC Documents contained in the “Risk Factors” and “Forward Looking

Statements” sections and any other sections to the extent they are forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), or (ii) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent:

Section 3.1    Corporate Existence and Power; Organization.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has all corporate or similar organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified or licensed to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification or license is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(b)    The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance with all applicable Laws in all material respects. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company owns of record any equity or other interest or right (contingent or otherwise) to acquire the same.

(c)    All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material aspect.

Section 3.2    Corporate Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of holders of Ordinary Shares representing at least a majority of the Ordinary Shares present and voting in person or by proxy at the Shareholders Meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Requisite Vote”). This Agreement, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).

(b)    By resolutions duly adopted by the vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, the Board of Directors, upon the recommendation of the Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares) and declared it advisable to enter into this Agreement, the Plan of Merger and the Articles of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby, (iii) resolved, subject to Section 6.3(d) and Section 6.3(e), to recommend the approval, adoption and authorization of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated hereby (including the Director Appointment) by the shareholders of the Company at the Shareholders Meeting (such recommendation, the “Company Board Recommendation”), (iv) approved and adopted the Rights Agreement Amendment (a copy of which amendment was provided to Parent by the Company prior to the date of this Agreement) and (v) approved a second amendment to the Rights Agreement, to be adopted as soon as practicable following the execution and delivery of this Agreement (a copy of which amendment was mutually agreed between the Company and Parent).

Section 3.3    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Plan of Merger, the Articles of Merger and related documents with the Registrar pursuant to the BVI Act, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (iii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iv) the Required Regulatory Approvals and (v) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4    Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not, (i) contravene, conflict with, or result in any violation or breach of any provision of the Memorandum and Articles of Association or any equivalent organizational documents of any other Group Company, assuming that the Company Requisite Vote will be obtained, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law, assuming compliance with the matters referred to in Section 3.3, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, or (iv) result in the creation or imposition of any Lien (other than any Permitted Lien) on any asset or property of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii)  through (iv), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section  3.5    Capitalization.

(a)    The Company is authorised to issue 190,000,000 shares divided into: (i) 100,000,000 ordinary shares of US$0.001 par value each (the “Ordinary Shares”) and (ii) 90,000,000 preferred shares of US$0.001 par value each (the “Preferred Shares”). As of December 10, 2023:

(i)    60,787,934 Ordinary Shares (for the avoidance of doubt, excluding the 1,236,475 Ordinary Shares underlying Company Restricted Share Awards as set forth in Section 3.5(a)(iii) and the 491,615 Ordinary Shares issuable upon exercise of Company Options as set forth in Section 3.5(a)(iv)) are issued and outstanding;

(ii)    no Preferred Shares are issued and outstanding;

(iii)    1,236,475 Ordinary Shares underlying Company Restricted Share Awards; and

(iv)    491,615 Ordinary Shares are issuable upon exercise of Company Options.

All outstanding Ordinary Shares have been duly authorized, validly issued and fully paid.

(b)    Except as set forth in Section 3.5(a) and the Company Rights Agreement, and except for this Agreement and the transactions contemplated hereby, as of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company does not have outstanding any bonds, debentures or notes that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote. The Company does not have any secured creditors holding a fixed or floating security interest.

(c)    Section 3.5(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of December 10, 2023: (i) the exercise or purchase price of such Company Option; (ii) the date on which such Company Option was granted; (iii) the vesting schedule and other vesting conditions (if any) of such Company Option; and (iv) the date on which such Company Option expires. The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee thereof) and any shareholder approval by the necessary number of votes in compliance with the terms of the relevant Company Share Plan, the Exchange Act, the rules and regulations of the Nasdaq Global Select Market and all other applicable Laws. Except as set forth in Section 3.5(c) of the Company Disclosure Letter or as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the transactions contemplated hereby.

(d)    Section 3.5(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Restricted Share Award outstanding as of December 10, 2023: (i) the date on which such Company Restricted Share Award was granted; (ii) the vesting schedule and other vesting conditions (if any) of such Company Restricted Share Award; and (iii) the date on which such Company Restricted Share Award expires. The grant of each such Company Restricted Share Award was validly made and properly approved by the Company Board (or a duly authorized committee thereof) and any shareholder approval by the necessary number of votes in compliance in material respect with the terms of the Company Share Plan, the Exchange Act, the rules and regulations of the Nasdaq Global Select Market and all other applicable Laws. Except as set forth in Section 3.5(d) of the Company Disclosure Letter or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Restricted Share Award as a result of the transactions contemplated hereby.

(e)    All Ordinary Shares subject to issuance upon due exercise of a Company Option or settlement of a Company Restricted Share Award, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued and fully paid. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plan pursuant to which the Company has granted the Company Options and Company Restricted Share Awards that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company Restricted Share Awards and (iii) award agreements evidencing such Company Options and Company Restricted Share Awards with terms that are materially different from those set forth in the form of award agreement.

Section 3.6    Subsidiaries.

(a)    Each Subsidiary of the Company has been duly organized or formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization or formation, has all corporate or similar organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified or licensed to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification or license is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(b)    All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than any Permitted Lien). As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c)    Except as otherwise disclosed in Section 3.6(c) of the Disclosure Letter, the outstanding shares, share capital or registered capital, as the case may be, of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid and nonassessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof is owned by such Group Company free and clear of all Liens (other than Permitted Liens). There are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

Section 3.7    SEC Filings and the Sarbanes-Oxley Act.

(a)    The Company has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since July 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Document. The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 or Rule 15d-15 under the Exchange Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. As of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Section 3.8    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the respective periods indicated therein (subject to, in the case of any unaudited interim financial statements, normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain footnotes in accordance with the rules of the SEC relating to unaudited financial statements). The amount of “cash and cash equivalents” presented on each of the consolidated balance sheets contained in or incorporated by reference into the Company SEC Documents is presented, in material respects, in conformity with GAAP and applicable SEC rules and accurately presents the consolidated cash position of the Company in all material respects as of each such date presented.

Section 3.9    Disclosure Documents. The proxy statement of the Company (the “Proxy Statement”) to be furnished to the SEC in connection with the Merger will, when filed or furnished, comply as to form in all material respects with applicable Law and any applicable rules and regulations of the Exchange Act, the SEC and the Nasdaq Global Select Market. At the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Requisite Vote, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.9 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Sub or any of their respective Representatives.

Section 3.10    Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices. Since the Company Balance Sheet Date, there has not been any event, occurrence, development or state of circumstances or facts that has had or would have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities incurred in connection with the transactions contemplated hereby; and (iv) liabilities that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12    Permits; Compliance with Laws and Court Orders.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Group Companies is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for it to conduct its business as it is being conducted as of the date of this Agreement (the “Material Company Permits”); (ii) all of the Material Company Permits are valid and in full force and effect; (iii) none of the Group Companies is in violation of any Material Company Permits; and (iv) no suspension or cancellation of any of the Material Company Permit is pending.

(b)    The Group Companies are in compliance with, and, to the knowledge of the Company, are not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or the applicable listing, corporate governance and other rules and regulations of NASDAQ, except for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(c)    In the past five (5) years, no Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company has violated any Anticorruption Law, nor has any Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official in a manner which would violate any applicable Anticorruption Law.

(d)    In the past five (5) years, no Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law, nor to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company has received any written notice, request, allegation or citation from a Governmental Authority for any noncompliance with any Anticorruption Law. The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable Anticorruption Laws. The Group Companies have implemented and maintain effective internal controls reasonably designed to prevent and detect violations of Anticorruption Laws. The Group Companies have maintained accurate books and records in compliance with all applicable Anticorruption Laws.

(e)    No Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company is a Prohibited Person. No Group Company has engaged in any business or dealings involving or relating to (i) a Sanctioned Jurisdiction; or (ii)  a Prohibited Person, in each case, to the extent such activities would violate applicable Laws.

Section  3.13    Litigation. As of the date of this Agreement, there is no Action pending against, or, to the knowledge of the Company, threatened against or affecting, any Group Company, or any share, security, equity interests, material property or asset of any Group Company, before (or, in the case of threatened Actions, would be before) or by any Governmental Authority, which (a) has, or would have, individually or in the aggregate, a Material Adverse Effect, or (b) seeks to enjoin, restrain or prevent the Merger or other transactions contemplated hereby. As of the date of this Agreement, no Group Company, nor any share, security, equity interests, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14    Properties.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date and all other properties and assets necessary to conduct their respective businesses as conducted as of the date hereof (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens), except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and (iv) the Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Liens (other than Permitted Liens).

Section 3.15    Intellectual Property and IT Security.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries owns all right, title and interest in and to, or has a valid and enforceable right to use all Intellectual Property used in, or necessary for, the conduct of its business as currently conducted and as currently proposed to be conducted (the “Company Intellectual Property”).

(b)    The Company Intellectual Property is (i) valid and enforceable, and (ii) free and clear of any Liens (other than Permitted Liens). As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened in writing, that challenges the validity, enforceability, ownership, registration, or use of any Company Intellectual Property.

(c)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, there is no Action pending against the Company or any of its Subsidiaries alleging that (i) any services provided, processes used or products manufactured or sold by the Company or any of its Subsidiaries infringes any Intellectual Property rights of any Person; or (ii) any Person has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(d)    The Company and each of its Subsidiaries has in place commercially reasonable measures designed to protect and maintain all Company Intellectual Property, including the confidentiality of any material trade secrets included therein. Each employee or consultant of the Company and its Subsidiaries who independently or jointly contributed to or otherwise participated in the authorship, invention, creation or development of any Intellectual Property (each such Person, a “Creator”) has (i) agreed to maintain and protect the trade secrets and confidential information of the Company, (ii) assigned to the Company or its applicable Subsidiary all Intellectual Property authored, invented, created or developed by such Person on behalf of the Company or any of its Subsidiaries in the course of such Creator’s employment or other engagement with the Company or any of its Subsidiaries, and (iii) has waived any and all rights to royalties or other consideration or non-assignable rights in respect of all such Intellectual Property. Except as would not have, individually or in the aggregate, have a Material Adverse Effect, there has been no unauthorized access, use or disclosure of any such source code or trade secrets included in the Company Intellectual Property.

(e)    The Company and each of its Subsidiaries has in place commercially reasonable measures designed to protect the confidentiality, integrity, and security of the IT Systems and Personal Data, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. Except as would not have, individually or in the aggregate, have a

Material Adverse Effect, there has been no security breach to the IT Systems that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction of any material information or data contained or stored therein.

(f)    Except as would not have, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance, and has been in compliance with the Data Protection Laws and the written and published policies of the Company and its Subsidiaries. As of the date of this Agreement, there is no Action pending, or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Personal Data.

Section 3.16    Taxes.

(a)    All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)    The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable or required to be withheld and remitted, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes except Liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP. As of the date of this Agreement, there is no Action pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset. No material assessment, deficiency or adjustment with respect to Taxes has been asserted or proposed against the Company or any of its Subsidiaries that has not been fully settled and paid.

(c)    Each of the Company and its Subsidiaries is resident for Tax purposes only in its jurisdiction of incorporation and is not a Tax resident of or subject to Tax by any other jurisdiction.

(d)    Neither the Company nor any of its Subsidiaries has been party to or participated in any transaction a purpose of which is the avoidance of Taxes in violation of applicable Law.

(e)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have been in compliance with all terms and conditions of any Tax exemption, incentives or similar benefits, and the consummation of the transactions contemplated by this Agreement does not have any adverse effect on any such Tax exemption, incentives or benefits.

Section 3.17    Employee Benefit Plans.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, and (ii) with respect to each Employee Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(b)    A “Employee Plan” is a benefit plan, policy, program, contract or arrangement providing employment, compensation or benefits (i) to any current or former director, officer, employee or individual contractor or service provider, including bonus plans, employment, severance, employee loan, fringe benefits, change in control, retention, transaction or similar bonuses, incentive equity or equity-based compensation, or deferred compensation arrangements, or (ii) that is contributed to, sponsored or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability, other than a plan, policy, program, or arrangement which is required to be maintained by applicable Law.

(c)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former director, officer, employee or independent contractor or service provider of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(d)    Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(e)    All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet, and the fair market value of the assets of each funded Employee Plan, the liability of each insurer for any Employee Plan funded through insurance or the book reserve established for any Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement.

(f)    As of the date of this Agreement, there is no Action pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority.

(g)    No employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

Section 3.18    Environmental Matters.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(i)    as of the date of this Agreement, no written notice, Order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no Action pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)    the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

(iii)    the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)    Except as set forth in this Section 3.18, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

Section 3.19    Material Contracts.

(a)    Except (i) for this Agreement, (ii) as filed as exhibits to the Company SEC Documents as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act, or (iii) as set forth in Section 3.19(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any of the following types of Contracts, excluding in each case, Contracts under which such Group Company has no material outstanding rights or obligations (such Contracts, the “Material Contracts”):

(i)    any Contract containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries) to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries);

(ii)    any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, strategic cooperation or similar arrangement that is material to the Group Companies;

(iii)    any Contract involving a loan (other than accounts receivable in the ordinary course of business) or advance to, or investment in, any Person in the amount of more than US$3,000,000, other than to intercompany loans in the ordinary course of business;

(iv)    any Contract involving indebtedness of the Company or any of its Subsidiaries except for any indebtedness (A) as set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on September 20, 2023, (B) incurred in the ordinary course of business, (C) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby, or (D) not in excess of US$3,000,000;

(v)    any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$5,000,000 (by merger, purchase or sale of assets or stock or otherwise);

(vi)    any management service, consulting, financial advisory or any other similar type Contract and all Contracts with investment or commercial banks, in excess of US$3,000,000;

(vii)    any Contracts relating to or in connection with any outstanding resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute in excess of US$3,000,000;

(viii)    any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements, in each case calling for payments in excess of US$3,000,000 annually;

(ix)    any Contract pursuant to which any other party has the right to terminate such Contract as a result of this Agreement or the consummation of the transactions contemplated hereby, including the Merger and the Director Appointment;

(x)    any Contract with a currently effective “standstill” restriction on any person with respect to the Company’s securities;

(xi)    any material Contract outside the ordinary course of business of the Company or not on arm’s length terms between the Company or any of its Subsidiaries, on one hand, and any Affiliate, or director, or executive officer, or any person beneficially owning five percent (5%) or more of the outstanding equity securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand; or

(xii)    any other Contract the existence, substance or termination of which could have a Material Adverse Effect.

(b)    Except for breaches, violations or defaults which would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, (iv) neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract, (v) to the Company’s knowledge, no Person intends to terminate or cancel any Material Contract, (vi) to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract, and (vii) neither the execution of this Agreement nor the consummation of any transaction contemplated hereby shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.20    Finders’ Fees. Except for the Financial Advisor, a copy of whose engagement agreement has been provided to Parent (an “Advisor Contract”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.21    Opinion of Financial Advisor. The Company has received the opinion of Deutsche Bank AG, Hong Kong Branch, financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of this Agreement, and based upon and subject to the assumptions, limitations and qualifications set forth in the Financial Advisor’s written opinion, the Per Share Merger Consideration to be received by the holders of Ordinary Shares (other than the Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will be delivered to Parent after the date of this Agreement for information purposes only. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.22    Company Rights Agreement. Other than the Company Rights Agreement, the Company is not party to any Takeover Statute. The Board of Directors and the Company have taken all necessary actions so that any Takeover Statute does not, and will not, apply to the Merger, this Agreement and the transactions contemplated hereby, including any action necessary to render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

Section 3.23    Interested Party Transactions. The Company has disclosed in the Company SEC Documents each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, on the other hand, entered into during fiscal years covered by such Company SEC Documents.

Section 3.24    Insurance. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) the Group Companies maintain policies of insurance coverage against such risks and in such amounts as are in compliance with applicable Laws, and (b) all such policies are in full force and effect (with all premiums due and payable thereon having been paid in full).

Section 3.25    No Other Representations and Warranties.

(a)    Except for the representations and warranties set forth in this Article III, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)    Each of Parent and Merger Sub also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.1    Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, each of Parent and Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.2    Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action. This Agreement, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, subject to the Bankruptcy and Equity Exception.

Section 4.3    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Plan of Merger, the Articles of Merger and related documents with the Registrar pursuant to the BVI Act, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (iii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iv) the Required Regulatory Approvals and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or constitutional documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.3, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.3, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii)  through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5    Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by or on behalf of the Company or any of its Representatives in writing.

Section 4.6    Finders’ Fees. As of the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.7    Financing.

(a)    Parent has delivered to the Company true and complete copies of (i) fully executed commitment letters, from Industrial Bank Co., Ltd. Hong Kong Branch (the “Financing Bank”) (including all exhibits, schedules, and annexes thereto, and the executed fee letter (if any) associated therewith and referenced therein (except that the commitment letters (including the term sheet annexed thereto) and the fee letter are subject to redactions of commercially sensitive information)), as may be amended, supplemented or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees, costs and expenses, (ii) the executed commitment letters, dated as of the date hereof, between Merger Sub and each of the Investors, respectively (including all exhibits, schedules and annexes thereto (if any), as may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Equity Commitment Letters”), pursuant to which such Investor has committed, subject to the terms and conditions set forth therein, to invest up to the cash amount set forth therein (collectively, the “Cash Financing”) and (iii) the Support Agreement (together with the Equity Commitment Letters, collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Securityholder have committed to contribute to Parent, immediately prior to the Effective Time, the number of Rollover Securities set forth therein and to consummate the Merger and other transactions contemplated by this Agreement] (together with the Cash Financing, collectively, the “Equity Financing” and together with the Debt Financing, collectively, the “Financing”). Each Equity Financing Commitment provides that the Company is a third party beneficiary thereof and entitled to enforce such Equity Financing Commitment in accordance with the terms and conditions set forth therein. The Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent, Merger Sub and each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception.

(b)    None of the Financing Commitments has been amended or modified, no such amendment or modification (other than as permitted under Section 6.11) is contemplated, the obligations and commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission (other than as permitted under Section 6.11) is contemplated. Parent or Merger Sub has fully paid any and all fees that are payable on or prior to the date hereof under the Financing Commitments and will pay when due all other fees arising thereunder as and when they become due and payable thereunder.

(c)    Except as expressly set forth in the Debt Financing Commitments and Buyer Group Contracts, there are no side letters, contract, agreement, arrangement, commitment to which Parent or Merger Sub is a party that imposes conditions, affects the availability of or modifies, amends or expands the conditions to the funding of the Financing (except for (x) those as expressly set forth in the Financing Commitments and (y) customary engagement letters and non-disclosure agreements that do not impact the conditionality or amount of the Financing) or the transactions contemplated hereby.

(d)    As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Commitments. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the applicable Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, Parent and Merger Sub have no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or the Financing will not be available to Parent or Merger Sub on the Closing Date. Assuming (x) the conditions in Section 7.1 and Section 7.2 are satisfied or waived, and (y) the Financing is funded in accordance with the Financing Commitments, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration and the other payments under Article II and (ii) pay any and all fees and expenses required to be paid in connection with the Merger, the other transactions contemplated by this Agreement and the Financing (collectively, the “Required Amount”).

Section 4.8    Limited Guarantees. Parent has furnished to the Company a true and complete copy of the Limited Guarantee. The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to the Bankruptcy and Equity Exception) and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.9    Ownership of Shares. As of the date of this Agreement, other than the Rollover Securities, none of Parent, Merger Sub and the other Buyer Group Parties beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Ordinary Shares or any other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any option, warrants or other rights to acquire or vote any Ordinary Shares or any other securities of the Company, or to acquire any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10    Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (b) the accuracy of the representations and warranties set forth in Article III of this Agreement (for this purpose, such representations and warranties shall be true and correct in all material respects without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) and, after giving effect to the transactions contemplated by this Agreement, including the Financing, any Alternative Financing, the payment of the aggregate Per Share Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Financing Commitments and the payment of all related fees and expenses, the Surviving Company on a consolidated basis will be solvent (as such term is used under the Laws of the British Virgin Islands) as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

Section 4.11    Buyer Group Contracts. Parent has delivered to the Company true and complete copies of the Buyer Group Contracts. Other than the Buyer Group Contracts, (a) there is no Contract relating to the transactions contemplated hereby between or among two or more of Buyer Group Parties, and (b) there is no Contract between Parent, Merger Sub, any other Buyer Group Parties or any of their respective Affiliates, on the one hand, and any director, officer, employee or shareholder of the Company and its Subsidiaries, on the other hand, that relates in any way to the transactions contemplated by this Agreement, in each case of (a) and (b), (i) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement, or (ii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Acquisition Proposal or Superior Proposal.

Section 4.12    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1    Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause each of its Subsidiaries to conduct the business of the Group Companies in the ordinary course consistent with past practice in all material respects, (b) the Company shall use its reasonable best efforts to preserve substantially intact the material assets and business organizations of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material aspects the current relationships of the Group Companies with existing customers, suppliers and other Persons with which any Group Companies has material business relations, and (c) without limiting the generality of the foregoing, the Company shall not, nor shall it permit any Group Company to:

(i)    amend or otherwise change its memorandum and articles of association, bylaws or other similar organizational documents;

(ii)    (A) split, combine, subdivide or reclassify any Company Securities or any Company Subsidiary Securities, (B) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Securities or any Company Subsidiary Securities, except for dividends by any of its wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries consistent with past practice, (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, or (D) amend any term of any Company Security or any Company Subsidiary Security;

(iii)    issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of: (A) any shares of any class of any Group Company (other than the issuance of (1) any Ordinary Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (2) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company); (B) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$7,000,000, other than in the ordinary course of business or between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries; or (C) any Company Intellectual Property, except in the ordinary course of business;

(iv)    acquire (by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (A) pursuant to existing contracts or commitments, (B) in the ordinary course of business, or (C) investment in any wholly-owned Subsidiary of the Company;

(v)    make any loan, capital contribution to, or investment in, any other Person (other than any wholly-owned Subsidiary of the Company), in excess of US$10,000,000 in aggregate;

(vi)    incur, assume, alter, amend or modify any indebtedness for borrowed money, or guarantee thereof, or issue any debt securities, except for (i) the incurrence or guarantee of indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof or the renewal of such existing credit facilities in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such indebtedness, (ii) as carried out in the ordinary course of business, or (iii) the incurrence or guarantee of indebtedness not in an aggregate amount in excess of US$5,000,000;

(vii)    (A) with respect to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries whose annual base salary or compensation exceeds US$100,000, (1) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) or (2) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (B) increase benefits payable under any existing severance or termination pay policies, (C) establish, adopt or amend (except as required by applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (D) increase compensation, bonus or other benefits payable to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries, except, with respect to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries whose annual base salary or compensation does not exceed US$100,000, for increases in the ordinary course of business consistent with past practice, or (E) hire, terminate of employment relationship (other than termination pursuant to the terms of any existing Contract as of the date hereof), or materially change scope of employment, position or job title with respect to any C-level executives and member of the management team of the Company or any of its Subsidiaries, and any employee whose annual compensation is no less than that of the top fifty paid employees of the Company;

(viii)    (A) except in the ordinary course of business and pursuant to the terms of the Company Share Plan, issue or grant any Company Equity Award or equity or equity-based awards of other types to any director, officer, employee, independent contractor or service provider of the Company or any of its Subsidiaries, (B) establish, adopt, amend or terminate any Employee Plan or materially amend the terms of any outstanding Company Options or Company Restricted Share Awards, (C) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Share Plan, or (D) forgive any loans to any director, officer, employee, independent contractor or service provider of the Company or any of its Subsidiaries;

(ix)    make any material changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(x)    commence any Action for a claim of more than US$5,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle any Action (A) for an amount in excess of US$5,000,000, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the transactions contemplated hereby;

(xi)    effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, other than the transactions contemplated hereby;

(xii)    authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Group Companies taken as a whole;

(xiii)    except in the ordinary course of business, (A) enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof which calls for annual aggregate payments of US$5,000,000 or more, or (B) materially amend, modify, renew (other than any automatic renewal in accordance with the relevant contractual terms), consent to the termination of, or waive any material rights under, any Material Contract;

(xiv)    amend, modify, consent to the termination of, or waive any rights under, any Advisor Contract;

(xv)    enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company and/or its wholly-owned Subsidiaries and (ii) Contracts permitted under Section 5.1(vii);

(xvi)    permit any material Company Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in such Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any such material Intellectual Property owned by any Group Company, except grants of non-exclusive licenses of Intellectual Property or in the ordinary course of business;

(xvii)    fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xviii)    enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in the ordinary course of business;

(xix)    make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material agreement or seek any ruling from any Governmental Authority with respect to material Taxes, settle any material controversy with respect to Taxes, initiate any voluntary Tax disclosure to any Governmental Authority, or change any method of Tax accounting or Tax accounting period;

(xx)    engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(xxi)    announce an intention, enter into any agreement or otherwise make a legally binding commitment, resolve or commit to do any of the foregoing.

Section 5.2    Conduct of Parties. Each Party agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, such Party shall not, and shall cause its Subsidiaries not to, take any action or fail to take any action (including any action with respect to a Third Party) that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially impede, interfere with, hinder or materially delay the consummation of the transactions contemplated under this Agreement or result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Material Adverse Effect or Parent Material Adverse Effect (as applicable).

Section 5.3    Compliance. During the period from the date of this Agreement until the earlier of the Effective Time and valid termination of this Agreement pursuant to Article VIII, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all material consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other Person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.4    No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1 and Section 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the

Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1    Proxy Statement.

(a)    As promptly as reasonably practicable after the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare the Proxy Statement relating to authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger and Director Appointment. Each of the Company, Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) use its reasonable best efforts so that the Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, taking into account exemptions available to a “foreign private issuer” as such term is defined in Rule 3b-4(c) under the Exchange Act. Each of Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement.

(b)    Subject to applicable Law, prior to any dissemination of the Proxy Statement to the shareholders of the Company, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such documents, which the Company shall consider in good faith. Each of the Company, Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) furnish all information concerning such Party to the other Parties as reasonably requested in connection with the preparation, furnishing, filing and distribution of the Proxy Statement. If at any time prior to the Shareholders Meeting, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, to the extent permitted by Law, the Company, Parent and Merger Sub, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly notify the other Party upon the receipt of any correspondences from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement (if applicable) and shall provide the other Party with copies of all correspondences between such Party and the SEC relating to the Proxy Statement.

(c)    Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect.

(d)    For the avoidance of doubt and notwithstanding anything herein to the contrary, in connection with any disclosure regarding a Change of Recommendation made pursuant to the terms of this Agreement, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or the Rule 13E-3 Transaction Statement on Schedule 13E-3 (if applicable), or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 6.2    Shareholders Meeting; Board Recommendation.

(a)    Subject to applicable Law, Section 6.2(f) and Section 6.3, the Company shall convene the Shareholders Meeting as soon as practicable but in any event no later than the time scheduled for a shareholders’ meeting called in response to the Group Requisitions or any other requisition to convene a shareholders meeting proposed by shareholders of the Company after the date of this Agreement (any proposal requested to be put forth by the Group Requisitions or any other such requisition is hereby referred to as a “Competing Resolutions”). In the event that the time of the shareholders’ meeting in response to the Group Requisitions has been publicly announced and is on a date that is prior to the Shareholders Meeting, subject to applicable Law, Section 6.2(f) and Section 6.3, the Company shall take all necessary actions so that the Shareholders Meeting will take place no later than that shareholders’ meeting, unless such actions by the Company would be prohibited by any Order. Subject to applicable Law and Section 6.3, the Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent, and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent , unless required to do so by applicable Law; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, except as required by applicable Laws, the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned or delayed. Subject to Section 6.3(d) and Section 6.3(e), the Company shall mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under cover of Form 6-K) as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger and Director Appointment, and take all actions required under the BVI Act, the Memorandum and Articles of Association and the applicable requirements of the Nasdaq Global Select Market necessary to duly call, give notice of, convene and hold an extraordinary general meeting of the Company for the purpose of approving this Agreement and the transactions contemplated hereby, including the adoption and approval of the Merger, the Director Appointment, the Plan of Merger, the Articles of Merger and any other transactions as reasonably agreed by the Company and Parent to be necessary or appropriate in connection with the Merger (including any adjournment thereof, the “Shareholders Meeting”).

(b)    As soon as practicable after the mailing the Proxy Statement, the Company shall hold the Shareholders Meeting, unless such actions by the Company would be prohibited by any Order or in violation of applicable Laws. Subject to this Section 6.2 and Section 6.3, (i) the Board of Directors shall make the Company Board Recommendation and include in the Proxy Statement the Company Board Recommendation, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated under this Agreement, including the Merger and Director Appointment, and shall take all other action necessary or advisable to secure the Company Requisite Vote.

(c)    In the event that at the Shareholders Meeting there is any Competing Resolutions to be put to the holders of the Ordinary Shares for approval, the Company shall include in the relevant proxy statement and proxy card the resolutions required under Section 6.2(a) and the resolutions in connection with the Competing Resolutions in separate sections. Subject to Section 6.3, the Company shall provide the Company Board Recommendation and, unless otherwise agreed by Parent and the Company, a recommendation from the Board of Directors that the holders of the Ordinary Shares vote against the Competing Resolutions; provided that, solely in respect of any Competing Resolutions requested to be put forth by any requisition other than the Group Requisitions, the Board of Directors shall make its recommendation that the holders of the Ordinary Shares vote against such Competing Resolutions unless it would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d)    In the event that subsequent to the date hereof, the Board of Directors makes a Change of Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 6.3(d) and

Section 6.3(e), the Company shall not be required to convene the Shareholders Meeting or submit this Agreement to the holders of the Ordinary Shares for approval.

(e)    Notwithstanding Section 6.2(b), the Company may, after consultation in good faith with Parent, adjourn, postpone or recommend the adjournment of the Shareholders Meeting to its shareholders solely (A) to the extent required by applicable Law, (B) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, or (C) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Shareholders Meeting. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided that, the Company shall not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the End Date.

(f)    Subject to applicable Law and the terms of the Memorandum and Articles of Association, Parent may request that the Company adjourn or postpone the Shareholders Meeting for up to thirty (30) days with respect to any single adjournment, and ninety (90) days in the aggregate (but in any event no later than five (5) Business Days prior to the End Date), (i) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Ordinary Shares represented (either in person or by proxy) that have submitted ballots in favor of the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger, and the transactions contemplated hereby, including the Merger and Director Appointment, to obtain the Company Requisite Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure that is required by applicable Law and (B) such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Shareholders Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be adjourned in accordance with Parent’s request in accordance with this Section 6.2(f). To the extent the Company is unable to adjourn or postpone the Shareholders Meeting at the request of Parent in accordance with this Section 6.2(f), subject to applicable Law and the terms of the Memorandum and Articles of Association, the Company will, upon the written request of Parent, call another extraordinary general meeting of the Company to consider the same subject matter.

Section 6.3    Go Shop; No Solicitation of Transactions.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is fifteen (15) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any Person (each, a “Solicited Person”) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall provide to Parent, substantially concurrently with providing it to any such other Solicited Person, any material information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of the Acquisition Proposals (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit or restrict the Company from providing such information to Parent.

(b)    Except as set forth in Section 6.3(c), Section 6.3(d) and Section 6.3(e), after the Go-Shop Period End Date:

(i)    the Company shall not, and shall cause its Subsidiaries, and their respective Representatives not to, directly or indirectly:

(A)    solicit, initiate, propose, knowingly facilitate or knowingly encourage the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal or inquiries regarding or the making, submission or consummation of any Acquisition Proposal;

(B)    engage in, maintain, continue, knowingly facilitate or knowingly encourage or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with, or provide any non-public information or data concerning the Company or any of its Subsidiaries to, any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in furtherance of the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal;

(C)    (v) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (w) fail to make the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (x) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company an Acquisition Proposal, or (y) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.3(f) with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made prior to the tenth Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing in this clause (C), a “Change of Recommendation”);

(D)    enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or commitment (other than an Acceptable Confidentiality Agreement) contemplating or otherwise relating to, any Acquisition Proposal (the “Alternative Acquisition Agreement”);

(E)    adopt resolutions or otherwise take any action to grant any Third Party waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes to which the Company or any of its Subsidiaries is a party or with respect to any class of equity interests of the Company or any of its Subsidiaries (provided that (x) if the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Laws, the Company may waive any such provision to the extent necessary to permit the Person bound by such provision to propose an Acquisition Proposal to the Board of Directors, and (y) such restriction shall not apply if the Company releases or waives the corresponding provision in the Confidentiality Agreement); or

(F)    resolve or agree to do any of the foregoing.

(ii)    the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (A) cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and financing sources conducted prior to the Go-Shop Period End Date with respect to any Acquisition Proposal, and (B) use reasonable best efforts to request each Third Party that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(c)    Notwithstanding anything to the contrary in this Agreement, at any time after the Go-Shop Period End Date and prior to the receipt of the Company Requisite Vote:

(i)    the Company, directly or indirectly through its Representatives and acting only under the direction of the Special Committee, may contact any Third Party and its Representatives that has made after the date of this Agreement an unsolicited, written, bona fide Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such Person of the restrictions of this Section 6.3; and

(ii)    the Company, directly or indirectly through its Representatives and acting only under the direction of the Special Committee, may (A) engage in negotiations or discussions with such Third Party and its Representatives that has made after the date of this Agreement an unsolicited, bona fide written Acquisition Proposal that the Special Committee in their good faith judgment, after consultation with its financial advisor and outside legal counsel, believes such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent (to the extent that Parent is willing to receive such information), as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party, and (C) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take;

provided, that prior to taking any actions described in clause (ii) above, the Special Committee has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Laws. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in this Section 6.3(c) (subject to the limitations and obligations set forth herein) with respect to any written, bona fide Acquisition Proposal submitted by a Solicited Person after the date of this Agreement but on or before the Go-Shop Period End Date (each such Solicited Person, an “Excluded Party”) if the Special Committee has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to obtaining the Company Requisite Vote, if the Company has received a bona fide written proposal or offer with respect to Acquisition Proposal which was not withdrawn and which was not obtained in violation of this Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors may, upon the recommendation of the Special Committee, (A) effect a Change of Recommendation, and/or (B) authorize the Company to terminate this Agreement in accordance with Section 8.1(d)(iii) to enter into an Alternative Acquisition Agreement, but in each case only if:

(i)    the Company shall have complied with the requirements this Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub);

(ii)    each of the following obligations or conditions shall have been satisfied prior thereto: (A) the Company shall have provided prior written notice (the “Notice of Superior Proposal”) to Parent that the Company has received a Superior Proposal, specifying the identity of the party making such Superior

Proposal and the material terms thereof and indicating that the Board of Directors intends to effect a Change of Recommendation or take any other action described in this Section 6.3(d) (it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change of Recommendation), and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Notice of Superior Proposal (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending four (4) Business Days later at 5:00 p.m. Hong Kong time (the “Superior Proposal Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments, and (2) shall permit Parent and its Representatives during the Superior Proposal Notice Period to make a presentation to the Board of Directors regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.3(d)(ii) with respect to such new written notice; provided, further, that with respect to each such new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a two (2) Business Day period rather than the four (4) Business Day period first described above; and

(iii)    following the end of the Superior Proposal Notice Period (and any renewed period thereof), the Board of Directors shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that the Acquisition Proposal continues to constitute a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(e)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, if an Intervening Event has occurred and the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Laws, the Board of Directors may make a Change of Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.1(d)(iii); provided that prior to effecting a Change of Recommendation in connection with an Intervening Event in accordance with this Section 6.3(e), (i) the Company shall have provided a prior written notice (the “Notice of Intervening Event”) to Parent that the Board of Directors intends to effect a Change of Recommendation pursuant to this Section 6.3(e), describing in reasonable detail the facts of such Intervening Event, and (ii) the Company (A) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Notice of Intervening Event (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending four (4) Business Days later at 5:00 p.m. Hong Kong time (the “Intervening Event Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments in a manner that obviates the need for such Change of Recommendation or so that the failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) shall permit Parent and its Representatives during the Intervening Event Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (iii) following the end of the Intervening Event Notice Period, the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that failure to make a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(f)    None of the Company, the Board of Directors or any committee of the Board of Directors shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change of Recommendation in violation of the Company’s obligation to notify Parent hereunder.

(g)    Nothing contained in this Section 6.3 shall prevent the Board of Directors from (x) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.3; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors reaffirms the Company Board Recommendation in such statement or in connection with such action or (y) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(h)    Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Acquisition Proposal or enter into any Alternative Acquisition Agreement.

(i)    The Company shall promptly inform its Representatives of the obligations applicable to such directors, officers and Representatives in this Section 6.3.

(j)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for purposes of the definition of “Superior Proposal,” each reference to “15%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) which was not obtained in violation of Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub), that (i) provides for the payment of cash consideration per Ordinary Share to holders thereof that is in excess of the Per Share Merger Consideration, and that (ii) the Board of Directors (with the approval of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel), (a) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal deemed relevant in good faith by the Board of Directors or the Special Committee (including financing, regulatory or other consents and approvals, shareholder litigation, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and (b) would, if consummated, result in a transaction more favorable to the shareholders of the Company (other than holders of the Excluded Shares) from a financial point of view than the transactions contemplated hereby (including the effect of any termination fee or provision relating to the reimbursement of expenses); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (I) any debt or equity financing required to consummate the transaction contemplated by such offer or proposal is not fully committed, (II) any debt or equity financing required to consummate the transaction contemplated by such offer or proposal is subject to any outbound direct investment review by Governmental Authorities in PRC that is more burdensome than such review to which the Financing is subject, provided that this clause (II) shall not apply if the cash consideration per Ordinary Share to holders thereof contemplated by such offer or proposal is no less than 115% of the Per Share Merger Consideration, (III) the receipt of any debt or equity financing is a condition to the consummation of such transaction, (IV) the termination fee the Company is entitled to receive in the event such transaction is not consummated due to the failure to obtain financing is lower than the termination fee the Company is entitled to received in such an event hereunder, or (V) the consummation of such transaction is conditional upon any due diligence in respect of the Group Companies (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 6.6 in any documentation for such transaction).

(ii)    “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of this Agreement that did not result from any breach of this Agreement by the

Company or its Subsidiaries or its or their Representatives and that materially affects the Company and its Subsidiaries or their business, assets or operations, taken as a whole, that was not known or reasonably foreseeable to either the Board of Directors or the Special Committee as of or prior to the date of this Agreement, which change, event, occurrence or development becomes known to the Board of Directors or the Special Committee after the date hereof and before receipt of the Company Requisite Vote and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement; provided that in no event shall (x) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof, (y) any change in the price, or change in trading volume, of the Ordinary Shares, or (z) any change in the composition of the Board of Directors or the Special Committee after the date of this Agreement constitute an Intervening Event.

Section 6.4    Further Action; Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to (and, in the case of Parent, cause each of the other Buyer Group Parties to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable, all documentation to effect all necessary notices, reports and other filings and obtaining as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits, clearances and Orders necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Merger and the other transactions contemplated hereby; provided, that nothing herein shall require the Company or any of its Subsidiaries to take any action that is not contingent upon the Closing.

(b)    Without limiting the generality of the foregoing, as soon as practicable after the date of this Agreement, Parent shall (i) use reasonable best efforts to cause the relevant investors to make the filings with the NDRC, the Ministry of Commerce of China and SAFE or their respective local commissions and/or branches pursuant to the Administrative Measures on Enterprise Outbound Investment (企业境外投资管理办法) of the PRC, as amended, and the rules and regulations thereunder, with respect to such investors’ investments in relation to the transactions contemplated by this Agreement and related outbound indirect investments as set out in further detail in Schedule 7.1(c) of this Agreement, and promptly confirm to the Company in writing when such filings have been made, and (ii) initiate a pre-filing consultation with the NDRC as to whether the Merger is subject to the review of the NDRC under the China FISR Measures, and in the event that the NDRC concludes that the Merger is subject to the review of the NDRC under the China FISR Measures, Parent shall make the filing with the NDRC with assistance with the Company as soon as practicable upon receipt of such notification from the NDRC.

(c)    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action. In furtherance of and not in limitation of the foregoing, the Company and Parent shall offer to take (and if such offer is accepted, commit to take) all steps to avoid or eliminate impediments under any Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Effective Time to occur prior to the End Date. Without limiting the foregoing, the Company and Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company or Parent or any Affiliate of the Company or Parent or, effective as of the Effective Time, the Surviving Company, or their respective Subsidiaries or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or Parent or any Affiliate of the Company or Parent, the Surviving Company or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action, which would otherwise have the effect of preventing or delaying the Effective Time beyond the End

Date. Notwithstanding anything to the contrary in this Agreement, the parties hereto understand and agree that in no event shall the Company be required to (and the Company shall not be in breach of this Agreement for failure to) take any action in respect of, or agree or commit to, (x) any sale, divestiture, disposition of any asset or business of the Company or its Subsidiaries or (y) any action to limit its freedom of action, or its ability to retain, any of the businesses, services or assets of the Company or its Subsidiaries, in each case of (x) and (y), unless such action, agreement or commitment is conditional upon the consummation of the Merger and with effect from and after the Effective Time.

(d)    Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (and, in the case of Parent, cause each of the other Buyer Group Parties to, in the case of Company, shall cause the Subsidiaries of the Company to) (i) cooperate with each other in connection with any filing or submission with any Governmental Authority and in connection with any investigation or other inquiry by any Governmental Authority, including any proceeding before any Governmental Authority that is initiated by a private party, and take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, including employing such resources as are necessary to obtain the Required Regulatory Approvals; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable for any application or other filing to be made by the other Party to any Governmental Authority pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, including application or filing to obtain the Required Regulatory Approvals; (iii) promptly notify the other Party of any substantive (whether verbal or written) communication received by such Party from, or given by such Party to, any Governmental Authority regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all written correspondence and communications between them and any Governmental Authority with respect to the transactions contemplated hereby, including communications and correspondences in relation to obtaining the Required Regulatory Approvals; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, any Governmental Authority in connection with the transactions contemplated hereby, including inquiries, information or documentation in relation to obtaining the Required Regulatory Approvals; and (v) permit the other Party to review, and to the extent practicable consult with the other Party in advance and consider in good faith the other Party’s reasonable comments in connection with, any material communication with any Governmental Authority in connection with the transactions contemplated hereby, including communication in relation to obtaining the Required Regulatory Approvals; provided that each Party shall be entitled to redact materials (1) as necessary to comply with contractual arrangements, (2) as necessary to address reasonable legal privilege or confidentiality concerns, determined based on the advice of such Party’s outside legal counsel, or (3) to the extent relating to the Company’s valuation and similar matters relating to the Merger.

(e)    No Party shall independently participate in any substantive meeting or communication with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby without giving the other Parties sufficient prior notice of such meeting or communication and, to the extent permitted by such Governmental Authority, giving the other Parties the opportunity to attend or participate in such meeting or communication.

Section 6.5    Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger or any of the other transactions contemplated hereby, (b) any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated hereby, and (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries or Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any section of this Agreement or relate to the Merger or any of the other transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the failure to give prompt notice pursuant to this Section 6.5 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.6    Access to Information; Confidentiality.

(a)    From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, and subject to applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.6 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries or the prompt and timely discharge by such officers or employees of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or contravene any applicable Law or requirements of any Governmental Authority or any binding agreement entered into prior to the date of this Agreement (provided that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with Parent in seeking and obtaining any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such violation, contravention, prejudice, or loss of privilege). All requests for information made pursuant to this Section 6.6(a) shall be directed to the executive officer or other Person designated by the Company.

(b)    With respect to the information disclosed pursuant to Section 6.6(a), each of Parent and Merger Sub shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreement, dated November 21, 2023, between the Company and Advanced Technology (Cayman) Limited (as amended, restated, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to Section  6.6(a) by its Representatives.

Section 6.7    Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq Global Select Market to enable the delisting by the Surviving Company of the Ordinary Shares from the Nasdaq Global Select Market and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8    Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, except as may be required by applicable Law, the Company and Parent shall consult with each other before the Company or any Buyer Group Party issues any press release, has any communication with the press, making any other public statement with respect to this Agreement or the transactions (including the Merger and Director Appointment) contemplated by this Agreement, and shall provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), such press releases, communication or public statement. Notwithstanding the foregoing, the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change of Recommendation made in compliance with this Agreement.

Section 6.9    Employee Benefits.

(a)    For a period of 12 months following the Effective Time, Parent shall provide, or shall cause the Surviving Company or its Subsidiaries to provide, to each employee of the Company or its Subsidiaries who continues to be employed by the Surviving Company or any Subsidiary thereof immediately following the Closing Date (the “Continuing Employees”), (i) a salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding any change in control, retention, transaction, or similar bonuses) that is in each such case no less favorable than the salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding any change in control, retention, transaction, or similar bonuses) that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) employee welfare and other benefits that are substantially comparable in the aggregate to the employee welfare and other benefits that were provided to such Continuing Employee immediately prior to the Effective Time and (iii) severance entitlements that are no less favorable than the severance entitlements that were provided to such Continuing Employee immediately prior to the Effective Time.

(b)    With respect to any benefit plan or arrangement maintained by Parent, or its Affiliates (including the Surviving Company) in which any Continuing Employee is eligible to participate on or after the Closing Date, as of the Closing Date, for purposes of determining eligibility to participate, level of benefits and vesting and benefit plan accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Affiliates (including the Surviving Company) as of the Closing Date; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service. With respect to any health and welfare plan maintained by Parent or its Affiliates (including the Surviving Company) in which any Continuing Employee is eligible to participate on or after the Closing Date, Parent shall, or shall cause its Affiliates (including the Surviving Company) to use commercially reasonable efforts to and to the extent permitted under the applicable employee benefit plan, (i) waive, or cause to be waived, all preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(c)    Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Employee Plans, subject to the amendment and termination provisions thereof as in effect on the date hereof.

(d)    Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to employment (or any term or condition of employment) or to continue in the employ or service of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Person or any Continuing Employee at any time and for any reason whatsoever, with or without cause, subject to the terms of any applicable Employee Plan or Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment, termination or other modification of the Employee Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving

Company from amending or terminating the Employee Plans or any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third-party beneficiary or other rights or remedies in any Person, other than the Parties, including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, Parent shall cause the Surviving Company to agree that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any actual or threatened Actions, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur (including acts or omissions with respect to the approval of this Agreement or the transactions contemplated hereby or arising out of or pertaining to the transactions contemplated hereby and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the British Virgin Islands and its Memorandum and Articles of Association in effect on the date of this Agreement to indemnify such Person and Parent or the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10.

(b)    Parent shall cause the Surviving Company to honor and perform the obligations under any indemnification provision and any exculpation provision in the Company’s Memorandum and Articles of Association. The provisions in the Surviving Company’s memorandum and articles of association with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Memorandum and Articles of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party except as required by applicable Law.

(c)    Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.10(c) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies pursuant to the first sentence of this Section 6.10(c) and at Parent’s request, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance. In the event Parent elects for the Company to purchase such a “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements by and among the Company or any of its Subsidiaries and any Indemnified Party as in effect as of the Effective Time.

(d)    If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.10.

(e)    The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and Representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.10.

(f)    The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company or the comparable governing instruments of any of its Subsidiaries, or under any applicable contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.11    Parent Financing.

(a)    Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments, including using reasonable best efforts to, to the extent necessary to fund the Required Amount: (i) maintain in effect the Financing Commitments, (ii) satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Financing Commitments and the definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing substantially concurrently therewith), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments prior to the Closing Date and (iv) enforce its rights under the Financing Commitments and consummate the Financing prior to or at the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments or the definitive agreements with respect thereto, or unfavorable from the standpoint of Parent and/or Merger Sub, Parent and Merger Sub shall promptly so notify the Company and use their reasonable best efforts to arrange to obtain alternative financing (the “Alternative Financing”), including from alternative sources, as promptly as practicable following the occurrence of such event in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitments, sufficient to consummate the transactions contemplated by this Agreement, which Alternative Financing would not involve terms and conditions in the aggregate that are less favorable, from the standpoint of the Company, to Parent or Merger Sub than the Debt Financing Commitments as in effect on the date hereof. None of Parent and Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Financing Commitments or any definitive agreements with respect thereto without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing which would cause the Financing to be less than the Required Amount, or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments or any definitive agreements with respect thereto. Upon any amendment, supplement or modification of the Debt Financing Commitments made in compliance with this Section 6.11, Parent shall provide a copy thereof to the Company (except that the commitment letters (including the term sheet annexed thereto) and the fee letter are subject to redactions of commercially sensitive information)) and the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented or modified, including any Alternative Financing. None of Parent and Merger Sub shall request to the Debt Financing Sources any amendments and/or supplements to the Debt Financing Commitments, any definitive agreements with respect thereto or any other documents delivered thereunder or in relation thereto (including this Agreement) in connection with the minimum cash deposit requirement as set forth in Section 7.2(e) hereto without the prior written consent of the Company; provided that, any request for amendments or supplements with terms more favorable to the Company than the relevant terms in the Debt Financing Commitments shall not require the prior written consent of the Company so long as it would not give rise to a termination of the Debt Financing Commitment by the lender thereunder. With regard to any reasonable request from the Company in respect of the terms of the Debt Financing Commitments, Parent shall use commercially reasonable efforts to cooperate with the Debt Financing Sources to amend and supplement the Debt Financing Commitments.

(b)    Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause its Subsidiaries and its Representatives to use its reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing, including using its reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub and their financing sources with the financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing Commitments and the transactions contemplated by this Agreement or customary for the placement, arrangement or syndication of loans or distribution of debt contemplated by the Debt Financing Commitments to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of the Debt Financing, (ii) upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies at reasonable times and locations mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent and its financing sources, (iii) reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents and other documents (including original stock certificates), to the extent reasonably requested by Parent (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing and none of the foregoing shall be effective prior to (or not contingent upon) the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employee involved), (iv) reasonably assisting with procuring customary payoff letters, lien releases, terminations, deregistrations or filings, and (v) providing information regarding the Company and its Subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001. Notwithstanding the foregoing, (x) nothing in this Section 6.11 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries, (y) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments (or any Alternative Financing) or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing (or any Alternative Financing) or any of the foregoing prior to the Effective Time and (z) nothing in this Section 6.11 shall require the Company or any of its

Subsidiaries to be an issuer or other obligator with respect to any Debt Financing (or any Alternative Financing) prior to the Effective Time.

(c)    Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and (ii) shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing (or any Alternative Financing) and the performance of their respective obligations under this Section 6.11 (including any action taken in accordance with this Section 6.11) and any information utilized in connection therewith, except in the event such losses arose out of or resulted from the willful misconduct of such Person.

Section 6.12    Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent shall use its reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 6.13    No Amendment to Buyer Group Contracts. Parent and Merger Sub shall not, and each shall cause the other Buyer Group Parties not to, without the Company’s prior written consent, (i) amend, modify, withdraw or terminate any Buyer Group Contract or waive any rights thereunder, (ii) enter into any Contract to prohibit or restrict any director, management member or employee of the Company or its Subsidiaries to take any actions described in Section 6.3 in connection with an Acquisition Proposal to the extent such actions are permitted to be taken by the Company thereunder or (iii) enter into or modify any Contract to which any management members, directors or shareholders of the Company, its Subsidiaries or any of their respective Affiliates receives consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement that is not provided or expressly contemplated in the Buyer Group Contracts as of the date hereof.

Section 6.14    Actions Taken at Direction of Buyer Group Parties. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of any Buyer Group Party or any member of the Board of Directors affiliated with any Buyer Group Party, regardless of whether there is any approval or direction of the Board of Directors or the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company, to the extent any Buyer Group Party or any Representative thereof that is an executive officer or director of the Company has actual knowledge of such breach or inaccuracy as of the date hereof.

Section 6.15    Available Cash. The Company shall use reasonable best efforts to take, or cause to be taken, and cause each Group Company to take, all actions and to do, or cause to be done (in each case, subject to applicable Laws), all things necessary to ensure that immediately prior to and at the Effective Time, the aggregate amount of Available Cash shall equal or exceed the Required Available Cash Amount.

Section 6.16    Appointment of Directors. When the Company submits this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby to its shareholders for authorization and approval at the Shareholders Meeting, the Company shall include proposals to increase the size of the Board of Directors to create three additional director seats and nominate three individuals proposed by Parent as independent directors to the Board of Directors (the “Director Appointment”). Within seven Business Days after the date hereof, Parent shall provide the Company with (i) consent letter from each such nominee to serve as a director of the Company, (ii) such other information in respect of each such nominee as may be reasonably requested by the Company for inclusion in the Proxy Statement, including information that such nominee meets the “independence” requirement for directors as required under the applicable NASDAQ rules, and (iii) a resignation letter from each such nominee pursuant to which he/she agrees to resign as a director with immediate effect in the event this Agreement is terminated. Upon obtaining the shareholders’ approval for the Director Appointment and subject to the terms of the Memorandum and Articles of Association, the Company shall promptly (i) instruct the registered agent of the Company to update the register of directors of the Company to reflect the Director Appointment, (ii) provide to the Parent and Merger Sub a certified copy of the updated register of directors of the Company reflecting the Director Appointment, and (iii) file, or cause to be filed, with the Registrar such updated register of directors of the Company. Notwithstanding anything to the contrary herein, in the event this Agreement is terminated, the Company shall be entitled to remove any and all individuals appointed as a director of the Company pursuant to the Director Appointment with immediate effect.

Section 6.17    Transaction Litigation. The Company shall (a) give Parent the opportunity to participate in the defense or settlement of any Action commenced or, to the knowledge of the Company, threatened against the Company, its shareholders or directors relating to this Agreement or the transactions contemplated hereunder, (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto, which comments the Company shall consider and implement in good faith, acting reasonably and (c) keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto. No settlement or offer of settlement of any such Action shall be agreed to or made without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Each of Parent and the Company shall notify the other promptly of the commencement of any such Action of which it has received notice.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Closing Date of the following conditions:

(a)    Shareholder Approval. The Company Requisite Vote shall have been obtained;

(b)    Orders. No Order which prohibits, restrains, stays, makes illegal or enjoins the consummation of the transactions (including the Merger but excluding the Director Appointment) contemplated by this Agreement shall remain in effect; and

(c)    Required Regulatory Approval. Any applicable waiting periods, together with any extensions thereof, or any actions, non-actions, consents, approvals, waivers, or clearances from any Governmental Authority as set forth in Schedule 7.1(c) of this Agreement (the “Required Regulatory Approvals”) shall have expired, been terminated or obtained, as applicable.

Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    Other than the representations and warranties of the Company contained in Section 3.1(a) (Corporate Existence and Power; Organization), Section 3.2 (Corporate Authorization), subsections (a) and

(b) of Section 3.5 (Capitalization), the second sentence of Section 3.10 (Absence of Certain Changes), Section 3.20 (Finders’ Fees) and Section 3.22 (Company Rights Agreement), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Material Adverse Effect;

(ii)    the representations and warranties set forth in Section 3.2 (Corporate Authorization), Section 3.20 (Finders’ Fees) and Section 3.22 (Company Rights Agreement) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time); and

(iii)    the representations and warranties set forth in Section 3.1(a) (Corporate Existence and Power; Organization), and subsections (a) and (b) of Section 3.5 (Capitalization) and the second sentence of Section 3.10 (Absence of Certain Changes) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date;

(c)    Dissenting Shareholders. The holders of no more than 10% of the Ordinary Shares shall have validly served and not validly withdrawn a notice of dissent under Section 179 of the BVI Act.

(d)    Available Cash. The aggregate amount of Available Cash immediately prior to the Closing shall equal or exceed the Required Available Cash Amount, and the Company shall have delivered to Parent written evidence thereof in form and substance reasonably satisfactory to Parent.

(e)    Minimum Cash Deposits. Deposit accounts (“Deposit Accounts”) satisfactory to the Financing Bank shall be maintained or opened by each of (i) Beijing HollySys Co., Ltd. (北京和利时系统工程有限公司), (ii) Hangzhou HollySys Automation Limited Company (杭州和利时自动化有限公司) and (iii) any other Subsidiary as agreed between Merger Sub and the Financing Bank, and the aggregate amount standing to the credit of the Deposit Accounts shall be no less than US$500,000,000 or its equivalent (the “Required Deposit Amount”); provided that the Required Deposit Amount shall be increased by: (a) 10%, with regard to any amount standing to the credit in any Deposit Account established within the PRC, and (b) 5%, with regard to any amount standing to the credit in any Deposit Account (within or outside of the PRC) that is not denominated in US dollars.

(f)    No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement; provided that for purposes of this clause (f), clause (b) of the definition of “Material Adverse Effect” shall be deemed to say “(b) would prevent or materially impede the consummation of the Merger”.

(g)    Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) through Section 7.2(f) have been satisfied.

Section 7.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date hereof and the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, have not and would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement (a “Parent Material Adverse Effect”);

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date; and

(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4    Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s (or in the case of Parent or Merger Sub, by any Buyer Group Party’s) failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1    Termination.

This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:

(a)    by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the Special Committee);

(b)    by written notice from either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order having the effect set forth in Section 7.1(b); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach is a material cause of, or results in, such Order;

(c)    by written notice from either Parent or the Company if the Merger shall not have been consummated on or before December 11, 2024 (such date, as it may be extended in accordance with the following proviso, the “End Date”); provided that, the End Date (i) may be extended by mutual written agreement of Parent and the Company, and (ii) shall automatically be extended by up to two periods of additional sixty days each if (x) as of the date on which the End Date would occur, all of the conditions to Closing (other than those conditions that by their terms are to be satisfied at the Closing) set forth in Article VII are satisfied other than the conditions set forth in Section 7.1(c), and (y) the termination date for the Debt Financing Commitments shall have been extended to no earlier than the End Date so extended; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach is a material cause of, or results in, the failure of the Merger to be consummated on or before the End Date;

(d)    by written notice from the Company if:

(i)    there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3 would not be satisfied and, in either such case, such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.2 not to be satisfied;

(ii)    (A) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (B) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the closing conditions in Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), or that the Company is willing to waive any unsatisfied conditions in Section 7.3 and that the Company is ready, willing and able to consummate the Merger; and (C) Parent and Merger Sub fail to consummate the Merger within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 1.2; or

(iii)    the Board of Directors, acting upon the recommendation of the Special Committee, shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation with respect to a Superior Proposal pursuant to Section 6.3(d) or with respect to an Intervening Event pursuant Section 6.3(e); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d)(iii) unless the Company has (A) complied with the requirements of Section 6.3 with respect to such Change of Recommendation (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied with Section 8.2 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.1(d)(iii).

(e)    by written notice from Parent if:

(i)    there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2 would not be satisfied and, in either such case, such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.3 not to be satisfied; or

(ii)    the Board of Directors or any committee thereof shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation; or

(f)    by written notice from either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment thereof that is then concluded, in each case, at which a vote on the approval of this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby was taken; provided that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to any Party seeking to terminate if such Party

(or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement (which, in the case of Parent or Merger Sub, shall include the failure of any Buyer Group Party to fulfill any of its respective obligations under the Buyer Group Contracts), which breach is a material cause of, or results in, such failure to obtain the Company Requisite Vote.

Section 8.2    Effect of Termination.

(a)    In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and there shall be no liability or obligation under this Agreement on the part of any Party hereto, except as provided in Section 6.6(b), Section 6.8 (Publicity), the expense reimbursement and indemnification provisions of Section 6.11(c), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses) and Article IX (General Provisions), which shall survive such valid termination in accordance with its terms and conditions. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12.

(b)    In the event that:

(i)    (A) a bona fide proposal or offer with respect to an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by Parent pursuant to Section 8.1(c) and the failure of the Merger to occur by the End Date is as a result of any action or inaction on the part of the Company, any of its Subsidiaries or any of their respective Representatives that is in breach of its obligations under this Agreement, and (C) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Acquisition Proposal (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)) (provided that for purposes of this Section 8.2(b)(i), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)    this Agreement is terminated by Parent pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii); or

(iii)    this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii) (including with respect to an Intervening Event),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$33,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds as promptly as possible (but in any event (x) prior to or concurrently with the entry by the Company into the definitive agreement in connection with an Acquisition Proposal and as a condition of the consummation by the Company of such Acquisition Proposal in the case of a termination referred to in clause (i) above, (y) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above).

(c)    In the event that this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), Parent shall pay to the Company a fee of US$33,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

(d)    The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(e)    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b), or Parent fails to timely pay an amount due pursuant to Section 8.2(c), the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable)) in connection with the collection and enforcement of this Section 8.2, together with interest on the unpaid amount of such payment under Section 8.2(b) or Section 8.2(c), as the case may be, from the date such payment was required to be made at the prime rate as published in Wall Street Journal Table of Money Rates on such date plus 2.00% in effect on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f)    Notwithstanding anything to the contrary provided in this Agreement, but subject to Section 9.12, if the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b) and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(e), Parent’s right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent Related Parties and any of their respective Affiliates against the Company and its Subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, Representative, agent, assignee or successor of any of the foregoing (each a “Company Related Party”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided that in no event shall Company Related Party be subject to monetary damages in excess of the amount of the Company Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 8.2(e)).

(g)    Notwithstanding anything to the contrary provided in this Agreement, but subject to Section 9.12, if Parent or Merger Sub fails to effect the Closing for any reason or no reason or breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c) and, if applicable, the costs and expenses of the Company pursuant to Section 8.2(e) and Section 6.11(c), the Company’s rights under the Limited Guarantee and the Company’s right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, any Investor, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate,

Representative, agent, assignee or successor of any of the foregoing (each a “Parent Related Party”) for any breach, loss, damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under or otherwise arising from or in connection with this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided that in no event shall Parent Related Party be subject to monetary damages in excess of the amount of the Parent Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 6.11(c) and Section 8.2(e)).

Section 8.3    Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, except for (a) the covenants and agreements contained in this Article IX, Article II, Section 6.9 (Employee Benefits) and Section 6.10 (Directors’ and Officers’ Indemnification and Insurance), and (b) those other covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed.

Section 9.2    Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that the Company may only take such action with the approval of the Special Committee.

Section 9.3    Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b)) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided that the Company may only take such action with the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 9.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given when delivered in person or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, request, claim, demand and other communication shall be deemed to have been duly served (i) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (ii) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (iii) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (iv) if sent by registered post, five days after posting.

(a)    if to Parent or Merger Sub:

Superior Technologies Holding Limited

Superior Technologies Mergersub Limited

Address: Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Attention:    Liang Meng; John Wang

Email:         leon@ascendentcp.com; john@ascendentcp.com

with an additional copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Address: Edinburgh Tower, 33/F, The Landmark, 15 Queen’s Road

Central, Hong Kong

Attention:    Marcia Ellis; Rongjing Zhao

Email:          mellis@mofo.com; rzhao@mofo.com

Morrison & Foerster LLP

Address: 250 West 55th Street, New York, NY 10019

Attention:     Spencer Klein

Email:           spencerklein@mofo.com

(b)    if to the Company:

Hollysys Automation Technologies Ltd.

Address: No.2 Disheng Middle Road, Beijing Economic-

Technological Development Area, Beijing,

People’s Republic of China, 100176

Attention:    Investor Relation Department

Email:          investors@hollysys.com

with an additional copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

Address: 10th Floor, The Hong Kong Club Building

3A Chater Road, Hong Kong

Attention:    Miranda So

Email:          miranda.so@davispolk.com

Section 9.5    Certain Definitions.

(a)    Defined Terms. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to the Company than those in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets and any class of equity or voting securities involved is 15% or more; for the avoidance of doubt, (a) the transaction proposed by the investor consortium led by Recco Control Technology Pte. Ltd and Dazheng Group (Hong Kong) Investment Holdings Company Limited, and (b) the transaction proposed by representatives of the Company’s management team, Mr. Lei Fang and Mr. Yue Xu shall each constitute Acquisition Proposal;

“Action” means any litigation, hearing, suit, claim, charge, action, proceeding, investigation by or before any Governmental Authority or any arbitration;

“Affiliate” means, with respect to any Person, any other Person that is directly or indirectly, controlling, controlled by, or under common control with, such Person, and with respect to any natural person, shall also include any member of the immediate family of such natural person; provided that, prior to the Closing, the Buyer Group Parties shall not be deemed to be Affiliates of the Company and/or any of the Company’s Subsidiaries and vice versa;

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

“Available Cash” means net cash of the Company and its Subsidiaries on a consolidated basis (which, for the avoidance of doubt, shall (i) be calculated in the same manner as how net cash is calculated for purposes of the Company Balance Sheet and (ii) include cash deposited in the Deposit Accounts), net of issued but uncleared checks, in each case available free of any Lien immediately prior to and as of the Closing;

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the British Virgin Islands, the PRC, Hong Kong or the City of New York, New York;

“Buyer Group Contracts” means, collectively, the Debt Financing Commitments, the Equity Commitment Letters, the Limited Guarantee, and the Support Agreement;

“Buyer Group Parties” means Parent, Merger Sub, each of the Investors, the Rollover Securityholder, the Sponsor and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries, and a “Buyer Group Party” means any of them;

“China FISR Measures” means the Measures on Foreign Investment Security Review (外商投资安全审查办) of the PRC, as amended, and the rules and regulations thereunder;

“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2023 and the footnotes thereto set forth in the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023;

“Company Balance Sheet Date” means June 30, 2023;

“Company Equity Award” means any Company Option or Company Restricted Share Award granted pursuant to the Company Share Plan or otherwise;

“Company Option” means each outstanding share option issued by the Company pursuant to the Company Share Plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award;

“Company Restricted Share Award” means each outstanding award of restricted Ordinary Shares issued by the Company pursuant to the Company Share Plan that is subject to transfer and other restrictions which lapse upon the vesting of such award;

“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement;

“Company Rights Agreement” means the Amended and Restated Rights Agreement, dated as of September 24, 2020, between the Company and Continental Stock Transfer & Trust Company, as rights agent;

“Company Share Plan” means the Company’s 2015 Equity Incentive Plan (as amended from time to time);

“Contract” means any legally binding note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument;

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Data Protection Law” means any applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, use, storage, transmission, disclosure, transfer (including cross-border transfer), processing, retention, and disposal of Personal Data as that, or a similar or equivalent, term is defined under such applicable Law.

“Debt Financing Sources” means the entities party to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by Alternative Financing, if applicable), any Person who signs a joinder to, or other definitive documentation with respect to, the Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) and any Person that provides, or in the future enters into any Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) to provide, any of the Debt Financing (or the Alternative Financing, if applicable), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective Representatives, other than in each case Parent, Merger Sub or Investors;

“Dissenting Shares” means each Ordinary Share in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Act and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger;

“Dissenting Shareholders” means each holder of Dissenting Shares;

“Environmental Laws” means any and all Laws that have as their principal purpose the protection of the environment;

“Exchange Act” means the Securities Exchange Act of 1934;

“Excluded Shares” means, collectively, (i) Cancelled Shares and (ii) Ordinary Shares held by Parent or any direct or indirect Subsidiary of Parent immediately prior to or at the Effective Time, including the Rollover Shares;

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Ordinary Share underlying such Company Option.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof;

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition;

“Group Company” means any of the Company and its Subsidiaries;

“Group Requisitions” means the written requisition by certain shareholders of the Company dated October 20, 2023 delivered through Conyers Dill & Pearman requesting the Company to hold a shareholders meeting to discuss and pass certain proposed resolutions.

“Hong Kong” means the Hong Kong Special Administrative Region;

“Intellectual Property” means any of the following rights in any jurisdiction anywhere in the world: (i) trademarks, service marks, trade names, corporate names, logos, slogans, trade dress, and domain names, together with all goodwill associated therewith, (ii) rights in inventions (whether or not patentable), patents, patent disclosures, utility model, and design patents, (iii) copyrights, copyrightable rights, moral rights and database rights, (iv) rights in know-how, confidential information, trade secrets, proprietary rights, and processes, and (v) all registrations or applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(iv);

“International Trade Laws” means any of the following: (a) any laws, regulations, rules, or orders concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (b) any laws, regulations, rules, or orders regarding economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom, or (c) any laws, regulations, rules, or orders regarding anti-money laundering and/or know your customer requirements.

“Investors” means the Guarantor and Skyline Automation Technologies L.P.

“IT Systems” means all Software, systems, servers, computer hardware and equipment, firmware, middleware, networks, data, record keeping, communications, telecommunications, interfaces, platforms, and peripherals that are owned or controlled by the Company or any of its Subsidiaries or used in the conduct of their business.

“knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of the members of the management team of Sponsor;

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority;

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon;

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company thereunder;

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), encumbrance, license, servient easement, adverse claim, reversion, reverter, restrictive covenant, condition or restriction of any kind;

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, (a) has, or would reasonably be expected to have, a material adverse effect on the business, results of operation, financial condition or assets of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially impede the consummation by the Company of the Merger; provided that, no events, developments, changes, effects or occurrences occurring after the date hereof and arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) (A) general changes or developments in the economy or the financial or capital markets in the United States, the PRC or elsewhere in the world in which the Company or its Subsidiaries have material operations, including as a result of changes in geopolitical conditions and (B) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates, (ii) general changes or developments in the industries in which the Company or its Subsidiaries operate, (iii) (A) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, the public announcement or disclosure of this Agreement or the transactions contemplated hereby, the pendency or consummation of the transactions contemplated hereby, or the identity of Parent, the Investors, the Rollover Securityholder or any of their respective Affiliates, (B) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and (C) any action taken or omitted by the Company as required by this Agreement or at the express written request of or with the express written consent of Parent or Merger Sub, provided that this clause (iii) shall not apply to any representation or warranty set forth in Section 3.4, (iv) changes in any applicable Laws or regulations or GAAP or other applicable accounting regulations or principles or interpretation thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, pandemic (including the COVID-19 virus pandemic) or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any decline in the market price or trading volume of the Ordinary Shares or the credit rating or credit rating outlook of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline shall be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline shall be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect), (viii) any Action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger, or (ix) or (viii) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Material Adverse Effect);

“Memorandum and Articles of Association” means the amended and restated memorandum and the amended and restated articles of association of the Company adopted on January 7, 2021, as may be further amended from time to time;

“NDRC” means the PRC National Development and Reform Commission;

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict issued, rendered or entered by any Governmental Authority of competent jurisdiction;

“Permitted Lien” means: (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) non-exclusive licenses of Intellectual Property granted by any Group Company to its customers in the ordinary course of business consistent with past practice, (f) Liens imposed by applicable Law, and (g) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Material Adverse Effect;

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

“Personal Data” means: (i) a natural person’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, credit card number, biometric identifier, or any other data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person, and (ii) any other data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law;

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;

“Prohibited Person” means any Person that is (a) a national of any Sanctioned Jurisdiction, (b) listed on the United States Commerce Department’s Denied Parties List, Entity List, or Unverified List, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC, the Department of State’s Debarred List, or UN Sanctions, or (c) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (b).

“Representatives” of a Person means such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives;

“Required Available Cash Amount” means RMB4,700,000,000;

“SAFE” means the State Administration of Foreign Exchange of the PRC;

“Sanctioned Jurisdiction” means any jurisdiction that is the target of U.S. comprehensive sanctions (i.e., Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“Securities Act” means the Securities Act of 1933;

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means Ascendent Capital Partners III GP, L.P.

“Subsidiary” means, with respect to any Person, (A) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof (including through any contractual arrangement) and (B) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests, through any contractual arrangement or otherwise, (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity (including through any contractual arrangement). For the avoidance of doubt, for purposes of this Agreement, (x) each branch office of any Subsidiary of the Company, whether registered or not as required by the applicable laws of the jurisdiction of its operation, shall be deemed as a Subsidiary of the Company, and (y) neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of any Buyer Group Party or any of their respective Affiliates prior to the Effective Time;

“Support Agreement” means (i) the voting and support agreement, dated as of the date hereof, by and among Parent, Merger Sub and Rollover Securityholder; and (ii) any voting and support agreement entered into among Parent, Merger Sub and any Affiliate of Parent or Merger Sub that purchased any Ordinary Share, pursuant to any amendment to the Company Rights Agreement executed and delivered in connection with the transactions contemplated hereby, and substantially in the form of the voting and support agreement referenced in (i); it being understood and agreed that each such Affiliate of Parent or Merger Sub shall also be deemed a Rollover Securityholder and all Company Securities beneficially owned by it shall be deemed Rollover Securities hereunder.

“Takeover Statute” means any “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes, or “poison pills”, “shareholder rights plans” or similar contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the organizational documents of the Company and its Subsidiaries;

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement);

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information;

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries);

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates;

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company Restricted Share Award” means any Company Restricted Share Award that is not a Vested Company Restricted Share Award.

“United States” or “U.S.” means the United States of America;

“US$” means the lawful currency of the United States;

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Company Option; and

“Vested Company Restricted Share Award” means any Company Restricted Share Award that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Company Restricted Share Award.

(b)    Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(b)(i)(D)
Alternative Financing	Section 6.11(a)
Articles of Merger	Section 1.3
Bankruptcy and Equity Exception	Section 3.2(a)
Board of Directors	Recitals
Book-Entry Shares	Section 2.3(b)(i)
BVI Act	Recitals
Cancelled Shares	Section 2.1(b)
Cash Financing	Section 4.7(a)
Certificates	Section 2.3(b)(i)
Change of Recommendation	Section 6.3(b)(i)(C)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Board Recommendation	Section 3.2(b)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 3.15(a)
Company Related Party	Section 8.2(f)
Company Requisite Vote	Section 3.2(a)
Company SEC Documents	Section 3.7(a)
Company Securities	Section 3.5(b)
Company Subsidiary Securities	Section 3.6(b)
Company Termination Fee	Section 8.2(b)
Competing Resolutions	Section 6.2(c)
Confidentiality Agreement	Section 6.6(b)
Continuing Employees	Section 6.9(a)
Creator	Section 3.15(d)
Debt Financing	Section 4.7(a)
Debt Financing Commitments	Section 4.7(a)
Director Appointment	Section 6.16
Dissenter Rights	Section 2.1(c)
Effective Time	Section 1.3
Employee Plan	Section 3.17(b)
End Date	Section 8.1(c)
Equity Commitment Letters	Section 4.7(a)
Equity Financing	Section 4.7(a)
Equity Financing Commitments	Section 4.7(a)
Exchange Fund	Section 2.3(a)
Excluded Party	Section 6.3(c)
Financial Advisor	Section 3.21
Financing	Section 4.7(a)
Financing Commitments	Section 4.7(a)
Go-Shop Period End Date	Section 6.3(a)
Guarantor	Recitals
HKIAC	Section 9.13
Indemnified Parties	Section 6.10(a)
Internal Controls	Section 3.7(e)
Intervening Event	Section 6.3(j)(ii)

Defined Term	Section
Limited Guarantee	Recitals
Material Company Permits	Section 3.12(a)
Material Contract	Section 3.19
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.3(d)(ii)
Ordinary Shares	Section 3.5(a)
Parent	Preamble
Parent Material Adverse Effect	Section 7.3(a)
Parent Related Party	Section 8.2(g)
Parent Termination Fee	Section 8.2(c)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Preferred Shares	Section 3.5(a)
Proxy Statement	Section 3.9
Record Date	Section 6.2(a)
Registrar	Section 1.3
Required Amount	Section 4.7(d)
Required Regulatory Approvals	Section 7.1(c)
Rights Agreement Amendment	Recitals
Rollover Securities	Recitals
Rollover Securityholder	Recitals
Rollover Shares	Section 2.1(b)
SEC	Section 3.7(a)
Shareholders Meeting	Section 6.2(a)
Solicited Person	Section 6.3(a)
Special Committee	Recitals
Superior Proposal	Section 6.3(j)(i)
Superior Proposal Notice Period	Section 6.3(d)(ii)
Support Agreement	Recitals
Surviving Company	Section 1.1

Section 9.6    Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.7    Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter), the Confidentiality Agreement, the Equity Financing Commitments and the Limited Guarantee constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

Section 9.8    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Ordinary Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Company Options or Company Restricted Share Awards to receive the payments or in exchange therefor the applicable equity-based awards of Parent contemplated by Section 2.2(b), as applicable, in accordance with the terms and conditions of this Agreement, and (d) each Company Related Party and Parent Related Party shall be a third-party beneficiary of Section 8.2, Section 9.2, this Section 9.8, Section 9.12, Section 9.13 and Section 9.14, as applicable.

Section 9.9    Governing Law.

(a)    This Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and Article 9.13) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and the arbitration clause in accordance with Section 9.13) or the negotiation, execution or performance of this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and the arbitration clause in accordance with Section 9.13) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)    Article I of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article I of this Agreement, the negotiation, execution or performance of Article I of this Agreement, or matters relating to fiduciary duties of the Board of Directors, shall be interpreted, construed, performed and enforced in accordance with the Laws of the British Virgin Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 9.10    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12    Specific Performance.

(a)    The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, (i) the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by Parent or Merger Sub, and (ii) the Parent or Merger Sub shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by the Company. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)    Notwithstanding the foregoing or anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article I if, but only if, (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the financing provided for by the Debt Financing Commitment (or the Alternative Financing, if applicable) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that, (x) all conditions set forth in Section 7.3 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.3 and (y) if specific performance is granted and the Equity Financing and the Debt Financing (or the Alternative Financing, if applicable) are funded, the Company is ready, willing and able to consummate the Closing. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent or Merger Sub to cause the Equity Financing to be funded or to effect the Closing in accordance with Section 1.2 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c)    Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)    Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Parent Termination Fee pursuant to Section 8.2(b), under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of this Section 9.12 (whether under this Agreement or the Equity Financing Commitments) or other equitable relief that results in a Closing, and (2) payment of the Parent Termination Fee.

(e)    Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while Parent or Merger Sub may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Company Termination Fee pursuant to Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both (1) a grant of specific performance or other equitable relief that results in a Closing, and (2) payment of the Company Termination Fee.

Section 9.13    Jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach, or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted and as may be amended by this Section 9.13. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong

Kong. The language of the arbitration shall be English and the tribunal shall consist of three arbitrators. The arbitration tribunal shall have no authority to award punitive damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.14    WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 9.15    Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any contract or Law defined or referred to herein means such contract or Law as from time to time amended, modified or supplemented, including (in the case of contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY: HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Kok Peng TEH
Name: Kok Peng TEH
Title: Chairman of Special Committee

PARENT: SUPERIOR TECHNOLOGIES HOLDING LIMITED

By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

MERGER SUB: SUPERIOR TECHNOLOGIES MERGERSUB LIMITED

By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

Exhibit A

Articles of Merger

Exhibit B

Plan of Merger

Schedule 7.1(c)

1.

in the event that the NDRC concluded after a pre-filing consultation process initiated by Parent with assistance from the Company that the Merger is subject to the review of the NDRC under the China FISR Measures, the issuance from the NDRC (or being deemed to have issued) all necessary clearances and approvals in respect of the Merger upon the notification of the Parent and the Company under the China FISR Measures;

2.

the completion of filing registration or approval from NDRC, Ministry of Commerce of the PRC, SAFE or respective local branch of the foregoing Governmental Authorities applied by a state-owned enterprise investor pursuant to the Administrative Measures on Enterprise Outbound Investment (企业境外投资管理办法) of the PRC, as amended, and the rules and regulations thereunder with respect to the Merger and related outbound direct investment by such investor in an amount not exceeding $50,000,000; and

3.

the completion of filing registration or approval from Beijing Municipal Commission of Development and Reform, Ministry of Commerce of the PRC or its local commission, and competent local bureau of SAFE applied by a state-owned financial institution pursuant to the Administrative Measures on Enterprise Outbound Investment (企业境外投管理办法) of the PRC, as amended, and the rules and regulations thereunder with respect to the Merger and related outbound direct investment by such investor in an amount not exceeding $150,000,000.

Annex B

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI Business Companies Act (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into this [Day] day of [Month], [Year] by Hollysys Automation Technologies Ltd. (the Surviving Company) and Superior Technologies Mergersub Limited (the Merging Company), a wholly owned subsidiary of Parent, pursuant to Section 170 of the BVI Business Companies Act (as amended) (the Act) PROVIDE as follows:

1.

The Merging Company and the Surviving Company have agreed to merge on the terms and conditions contained in a Merger Agreement dated as of [December 11], 2023 (as amended and modified from time to time, the Merger Agreement) among the Merging Company, the Surviving Company and Superior Technologies Holding Limited (the Parent) in the form annexed in the Schedule to the Plan of Merger (as defined below).

2.

The parties hereto do hereby adopt the plan of merger, a copy of which is attached at Schedule 1 hereto (the Plan of Merger) to the intent that the merger shall be effective on the date on which these Articles of Merger are registered by the Registrar of Corporate Affairs of the British Virgin Islands or on such date, not exceeding 30 days thereafter, as specified in these Articles of Merger in accordance with Section 173(1) of the Act (the Effective Date).

3.

The Memorandum and Articles of Association of the Surviving Company were first registered with the Registrar of Corporate Affairs in the British Virgin Islands on the [Day] day of [Month], [Year] and subsequently by way of amendments thereto on the [Date].

4.	The Memorandum and Articles of Association of the Merging Company were registered with the Registrar of Corporate Affairs in the British Virgin Islands on the 6th day of September, 2021.

5.	The Merger was approved for the Surviving Company and the Merging Company by Resolutions of Directors respectively dated the [11th day of December, 2023] and the [11th day of December, 2023].

6.	The Merger was approved for both the Surviving Company and the Merging Company by Resolutions of Members, respectively dated the [Day] day of [Month], [Year] and the [Day] day of [Month], [Year].

7.	The Merging Company and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Date.

8.	The name of the Surviving Company upon the consummation and effectiveness of this Merger [shall remain to be “Hollysys Automation Technologies Ltd.”].

9.	These Articles of Merger may be executed in counterparts which when taken together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this [Day] day of [Month], [Year].

SIGNED for and on behalf of Hollysys Automation Technologies Ltd. by [Name], its [Director]	) ) ) )
[Name] [Director]

SIGNED for and on behalf of Superior Technologies Mergersub Limited by [Name], its [Director]	) ) ) )
[Name] [Director]

SCHEDULE 1

Plan of Merger

Annex C

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT (AS AMENDED)

PLAN OF MERGER

This Plan of Merger is made on _______________ by and among Hollysys Automation Technologies Ltd. (the Surviving Company), a company limited by shares incorporated under the BVI Business Companies Act (as amended) (the Act), and Superior Technologies Mergersub Limited (the Merging Company), a company limited by shares incorporated under the Act and a wholly owned subsidiary of Parent.

BACKGROUND

(A)

The Merging Company and the Surviving Company have agreed to merge on the terms and conditions contained in a Merger Agreement dated as of [December 11], 2023 (as amended and modified from time to time, the Merger Agreement) among the Merging Company, the Surviving Company and Superior Technologies Holding Limited, an exempted company incorporated under the Laws of the Cayman Islands (the Parent) in the form annexed in the Schedule to this Plan of Merger.

(B)

The Merging Company is a BVI Business Company incorporated and existing under and by virtue of the Act, with company number 1009283, and is entering into this Plan of Merger pursuant to the provisions of Section 170 of the Act and the Merger Agreement.

(C)

The Surviving Company is a BVI Business Company incorporated and existing under and by virtue of the Act, with company number 2074773, and is entering into this Plan of Merger pursuant to the provisions of Section 170 of the Act and the Merger Agreement.

(D)	The directors of the parties hereto deem it desirable and in the best interest of the companies and their members, as the case may be, that the Merging Company be merged into the Surviving Company.

AGREED TERMS

Now therefore this Plan of Merger provides as follows:

10.	The constituent companies to this Plan of Merger are the Surviving Company and the Merging Company.

11.	The Surviving Company is Hollysys Automation Technologies Ltd..

12.	The Surviving Company has [number] Ordinary shares of a single class of US$0.001 par value per share in issue all of which are entitled to vote on the merger as one class.

13.	The Merging Company has 1 Ordinary share of a single class of US$1.00 par value per share in issue all of which are entitled to vote on the merger as one class.

14.

Upon the merger, the separate corporate existence of the Merging Company shall cease and the Surviving Company shall become the owner, without other transfer, of all the rights and property of the Merging Company and the Surviving Company shall become subject to all liabilities obligations and penalties of the Merging Company.

15.

The Surviving Company and the Merging Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge on the date on which the Articles of Merger (as defined in the Merger Agreement) are registered by the Registrar of Corporate Affairs of the British Virgin Islands or on such date, not exceeding 30 days thereafter, as specified in the Articles of Merger in accordance with Section 173(1) of the Act (the Effective Date).

16.

The terms and conditions of the Merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company into shares in the Surviving Company or other property as provided in Section 170(2)(c) of the Act, are set out in Section 2.1 of the Merger Agreement.

17.

The memorandum and articles of association of the Merging Company as in effect immediately prior to the Effective Date shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Superior Technologies Mergersub Limited” shall be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the shares of the Surviving Company shall be amended to refer to the correct authorized shares of the Surviving Company consistent with this Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the Act and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b) of the Merger Agreement.

18.	This Plan of Merger shall be submitted to the members of both the Surviving Company and Merging Company for their approval by a resolution of members.

19.	The merger shall be effective as provided by the laws of the British Virgin Islands.

20.	This Plan of Merger may be executed in counterparts.

[Signature page follows]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on this [Day] day of [Month], [Year].

SIGNED for and on behalf of Hollysys Automation Technologies Ltd. by [Name], its Director	) ) ) )
[Name] Director
SIGNED for and on behalf of Superior Technologies Mergersub Limited by [Name], its Director	) ) ) )
[Name] Director

SCHEDULE

Merger Agreement

Annex D

MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT 2004

AMENDED AND RESTATED

MEMORANDUM & ARTICLES OF ASSOCIATION

OF

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

FIRST INCORPORATED ON 6TH FEBRUARY, 2006

(AMENDED AND RESTATED ON [*] AND FILED ON [*])

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(AMENDED AND RESTATED ON [*] AND FILED ON [*])

NAME

1.	The name of the Company is Hollysys Automation Technologies Ltd. (the “Company”).

CHANGE OF NAME

2.

The Company may by Resolution of Shareholders or Resolution of Directors resolve to change its name and make application to the Registrar of Corporate Affairs in the approved form to give effect to such change of name in accordance with section 21 of the Act.

TYPE OF COMPANY

3.	The Company is a company limited by shares.

REGISTERED OFFICE AND REGISTERED AGENT

4.	The first Registered Office of the Company will be situate at the offices of Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

5.	The first Registered Agent of the Company will be Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

6.

The Company may, by Resolution of Shareholders or by Resolution of Directors, change the location of its Registered Office or change its Registered Agent and any such changes shall take effect on the registration by the Registrar of Corporate Affairs of a notice of change, filed by the existing Registered Agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

LIMITATIONS ON BUSINESS OF COMPANY

7.

The business and activities of the Company are limited to those businesses and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

8.	Subject to the Act, any other enactment and this Memorandum (including, without limitation, paragraph 7 immediately above of this Memorandum) and the Articles, the Company has:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a) immediately above, full rights, powers and privileges.

NUMBER, CLASSES AND PAR VALUE OF SHARES

9.	The Company is authorised to issue a maximum of 50,000,000 ordinary shares, with a par value of US$0.001 each, of a single Class.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SHARES

10.	All Shares shall (in addition and subject to any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for elsewhere in this Memorandum or in the Articles):

(a)	have the right to one vote on any Resolution of Shareholders;

(b)	have equal rights with regard to dividends; and

(c)	have equal rights with regard to distributions of the surplus assets of the Company.

11.

For the purposes of section 9 of the Act, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Articles are deemed to be set out and stated in full in this Memorandum.

FRACTIONAL SHARES

12.

The Company may issue Fractional Shares. A Fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same Class. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

VARIATION OF CLASS RIGHTS AND PRIVILEGES

13.

If at any time, there are different Classes or Series of Shares in issue, unless otherwise provided by the terms of issue of the Shares of that Class or Series, the rights and privileges attaching to any such Class or Series of Shares may, whether or not the Company is being wound up, be varied or abrogated with a resolution or the consent in writing of the holders of not less than three-fourths of the issued Shares of that Class or Series and of the holders of not less than three-fourths of the issued Shares of any other Class or Series of Shares which may be adversely affected by such variation.

RIGHTS AND PRIVILEGES NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

14.

The rights and privileges conferred upon the Shareholder of any Class of Shares issued with preferred or other rights and privileges shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

CHANGES TO SHARES

15.	The Company may by a Resolution of Shareholders amend this Memorandum to increase or reduce the number of Shares the Company is authorised to issue.

16.	The Company may by a Resolution of Shareholders:

(a)	divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

(b)	combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series;

provided, however, that where Shares with a par value are divided or combined under paragraph 16 (a) or (b) above, the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

17.

For the purposes of section 36(1)(f) of the Act, Shares in the Company may, where issued in, or converted to, one Class or Series, be converted to another Class or Series in any manner specified in paragraph 17 (a), (b) or (c) below:

(a)

(i)

the amendment and/or restatement of this Memorandum and the Articles by Resolution of Shareholders to re-designate the Shares, including as regards their description and par value, and vary and/or abrogate any of the rights, privileges, restrictions and conditions attaching to the Shares;

(ii)

the passing of any resolution or execution of any written consent of the holders of the relevant Shares and any other Class or Series of Shares, where required pursuant to this Memorandum and the Articles;

(iii)	if required by the Directors, the delivery to the Company of the existing share certificates in respect of the Shares being re-designated; and

(iv)	the amendment of the Register of Members as required to reflect the re-designation made pursuant to paragraph 17 (a)(i) above; or

(b)

(i)	the repurchase and cancellation of existing Shares in consideration for the issue of new Shares of a different Class or Series;

(ii)

the passing of any resolution or execution of any written consent of the holders of the relevant Shares and any other Class or Series of Shares, where required pursuant to this Memorandum and the Articles;

(iii)	if required by the Directors, the delivery to the Company of the existing share certificates in respect of the Shares to be converted; and

(iv)	the amendment of the Register of Members as required to reflect the cancellation and issue made pursuant to paragraph 17 (b)(i) above; or

(c)	in any other manner permitted by the Act, this Memorandum and the Articles.

NO BEARER SHARES

18.	The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE FOR BEARER SHARES

19.	Shares may not be exchanged for, or converted into, bearer shares.

TRANSFERS OF SHARES

20.	Subject to the provisions of this Memorandum and the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

21.	The Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors except that the Directors have no power to amend the Memorandum or the Articles:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a resolution to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to change the provisions of paragraphs 9, 10, 11, 13, 14, 15, 16, 17 or 21 of this Memorandum.

DEFINITIONS

22.	Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

SHAREHOLDER LIABILITY

23.	Subject to the provisions of this Memorandum and the Articles, the liability of a Shareholder to the Company, as shareholder, is limited to:

(a)	any amount unpaid on a Share held by the Shareholder;

(b)	(where applicable) any liability expressly provided for in this Memorandum or the Articles; and

(c)	any liability to repay a distribution under section 58(1) of the Act.

24.	A Shareholder has no liability, as a member, for the liabilities of the Company.

SEPARATE LEGAL ENTITY AND PERPETUAL EXISTENCE

25.	In accordance with section 27 of the Act, the Company is a legal entity in its own right separate from its Shareholders and continues in existence until it is dissolved.

EFFECT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

26.	In accordance with section 11(1) of the Act, this Memorandum and the Articles are binding as between:

(a)	the Company and each Shareholder of the Company; and

(b)	each Shareholder of the Company.

27.

In accordance with section 11(2) of the Act, the Company, the board of Directors, each Director and each Shareholder of the Company has the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified, as permitted by the Act, by this Memorandum or the Articles.

28.	In accordance with section 11(3) of the Act, this Memorandum and the Articles have no effect to the extent that they contravene or are inconsistent with the Act.

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(AMENDED AND RESTATED ON [*] AND FILED ON [*])

The following shall comprise the Articles of Association of Hollysys Automation Technologies Ltd. (the “Company”).

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder;

“Articles” means these amended and restated articles of association of the Company, as amended and/or restated from time to time;

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company;

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof, and “Director” means any one of them;

“Distribution” means, subject to the Act, in relation to a distribution by the Company to a Shareholder:

(a)	the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder; or

(b)	the incurring of a debt to or for the benefit of the Shareholder,

in relation to the Shares held by the Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Fractional Share” means a fraction of a Share;

“Memorandum” means the amended and restated memorandum of association of the Company, as amended and/or restated from time to time;

“Officer” means any natural person or corporation appointed by the Directors as an officer of the Company and may include a chairman of the board of Directors, a vice chairman of the board of Directors, a president, one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable but shall exclude any auditor appointed by the Company;

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register of Directors” means the register of the Directors of the Company required to be kept pursuant to the Act;

“Register of Members” means the register of the members of the Company required to be kept pursuant to the Act;

“Registered Agent” means the registered agent of the Company from time to time, as required by the Act;

“Registered Office” means the registered office of the Company from time to time, as required by the Act;

“Resolution of Directors” means, subject to the provisions of this Memorandum and the Articles, a resolution:

(a)

approved at a duly convened and constituted meeting of Directors or of a committee of Directors, by the affirmative vote of a simple majority of the Directors present at such meeting who voted and did not abstain; or

(b)

consented to in writing or by telex, telegram, cable, facsimile or other written electronic communications by a simple majority of the Directors (or a sole Director) or a simple majority of the members of a committee of Directors (or a sole member), as the case may be, in one or more instruments each signed by one or more of the Directors and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

Except as expressly provided to the contrary in the Memorandum and these Articles, each Director shall have one vote in relation to any Resolution of Directors. Where a Director is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Resolution of Shareholders” means a resolution:

(a)

passed by a simple majority, or such larger majority as may be specified in the Memorandum or these Articles, of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting of Shareholders of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by a majority of in excess of 50 per cent or if a higher majority is required by the Memorandum or these Articles, that higher majority, of the votes of those Shareholders entitled to vote at a meeting of Shareholders of the Company (or a sole Shareholder) in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Seal” means the common seal of the Company;

“Secretary” means any natural person or corporation appointed by the Directors to perform any of the duties of the secretary of the Company;

“Secured Party” means:

(a)	any person taking Security over any Share of the Company;

(b)	any nominee, agent or trustee of or on behalf of a person referred to in (i) above; or

(c)	any third party purchasing such Shares of the Company from any of the persons referred to in (i) and (ii) above;

“Secured Share” means a Share which is subject to any Security;

“Security” means any mortgage, pledge, lien, charge, hypothecation, encumbrance or other security interest, security agreement or other security arrangement of any kind;

“Series” means a division of a Class as may from time to time be issued by the Company;

“Share” means a share in the Company issued subject to and in accordance with the provisions of the Act, the Memorandum and these Articles. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or Series as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include any Fractional Share;

“Shareholder” means a Person whose name is entered as a holder of one or more Shares in the Register of Members;

“signed” means bearing a signature or representation of a signature affixed by mechanical means;

“Solvency Test” means the solvency test prescribed by section 56 of the Act and set out in Article 124; and

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(e)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(f)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the last two preceding Articles, any words defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Registered Office shall be at such address in the British Virgin Islands as the Shareholders or Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company.

7.

The Directors shall keep, or cause to be kept, the original Register of Members at such place as the Directors may from time to time determine and, in the absence of any such determination, the original Register of Members shall be kept at the office of the Registered Agent. If the original Register of Members is not kept at the office of the Registered Agent, a copy of it shall be kept there.

SHARES

8.	Subject to the Act, the Memorandum and these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The pre-emption rights set out in section 46 of the Act shall not apply to the Company.

10.

The Company may insofar as may be permitted by law, pay a commission in any form to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.	The Company may treat the holder of a Share as named in the Register of Members as the only Person entitled to:

(a)	exercise any voting rights attaching to the Share;

(b)	receive notices;

(c)	receive a Distribution; and

(d)	exercise other rights and powers attaching to the Share.

13.	The Company may, subject to the terms of the Act and these Articles, issue bonus Shares, partly paid Shares and nil paid Shares.

14.

Shares may, subject to the terms of the Act and these Articles, be issued for consideration in any form or a combination of forms, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know how), services rendered or a contract for future services. Shares may be issued for such amount of consideration as the Directors may from time to time by Resolution of Directors determine, except that in the case of Shares issued with a par value, the consideration paid or payable shall not be less than the par value.

15.

When the consideration in respect of the Share has been paid or the Share has been issued as a bonus Share, that Share is for all purposes fully paid, but where the Share is not fully paid on issue or is a bonus Share, the Share is subject to forfeiture in the manner prescribed in these Articles.

16.	Before issuing Shares for a consideration which is in whole or in part other than money, the Directors shall by a Resolution of Directors state:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

17.

A Share issued by the Company upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the value of the consideration received or deemed to have been received by the Company in respect of the other Share, debt obligation or security.

CERTIFICATES

18.

Unless the Directors otherwise determine, share certificates shall not be issued provided that the Company shall, at the request of a Shareholder, issue a share certificate evidencing the number and Class of Shares held by that Shareholder signed by a Director or such other Person who has been duly authorised by a Resolution of Directors (an “Authorised Person”) or under the Seal, with or without the signature of a Director or an Authorised Person. The signature of the Director or of the Authorised Person and the Seal may be a facsimile.

19.

Any Shareholder receiving a share certificate for Shares shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of the issue of that share certificate. If a share certificate for Shares is worn out or lost it may be renewed or replaced on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

FORFEITURE OF SHARES

20.	Where Shares are not fully paid or deemed fully paid on issue or have been issued subject to forfeiture, the following provisions shall apply.

21.	Written notice of a call specifying a date for payment to be made in respect of a Share shall be served on a Shareholder who defaults in making payment in respect of that Share.

22.	The written notice referred to in the immediately preceding Article shall:

(a)	name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made; and

(b)	contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

23.

Where a written notice has been issued under these Articles and the requirements have not been complied with, the Directors may at any time before tender of payment forfeit and cancel the Shares to which the notice relates.

24.

The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been forfeited and cancelled pursuant to these Articles. Upon forfeiture and cancellation of the Shares the Shareholder is discharged from any further obligation to the Company with respect to the Shares forfeited and cancelled.

25.	Notwithstanding anything contained in these Articles, any Secured Share shall be exempt from the provisions of these Articles relating to forfeiture.

TRANSFER OF SHARES

26.	Subject to these Articles, Shares are transferred by a written instrument of transfer.

27.

The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or where the transfer otherwise imposes a liability to the Company on the transferee, or if so required by the Directors, shall also be executed by or on behalf of the transferee and shall, if required by the Directors, be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

28.	The Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor.

29.	Notwithstanding anything contained in these Articles, the Directors shall:

(a)	promptly register any transfer of Secured Shares which is made pursuant to the terms of any Security;

(b)	not register a transfer of any Secured Shares (other than a transfer of Secured Shares made pursuant to paragraph (a) above) without the prior written consent of the Secured Party;

(c)	not suspend or unreasonably delay registration of any transfer of Secured Shares made pursuant to paragraph (a) above; and

(d)

not decline or refuse to register any transfer of shares where such transfer is executed by or in favour of a Secured Party pursuant to the terms of the relevant Security. A certificate by any officer of the Secured Party or nominee, agent or trustee of or on behalf of the Secured Party certifying that Security were created over the Secured Shares and that the transfer was so executed shall be conclusive evidence of such facts.

30.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

31.

All instruments of transfer effecting a transfer which is registered shall be retained by the Company, but any instrument of transfer relating to a transfer which the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

32.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

33.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

34.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

REDEMPTION AND PURCHASE OF SHARES

35.

Subject to the Act, the Memorandum and these Articles, including the Solvency Test where applicable, the Company may purchase, redeem or otherwise acquire its own Shares from one or more or all of the Shareholders:

(a)	in accordance with Sections 60, 61, 62 or Part IX of the Act;

(b)

in accordance with a right of a Shareholder to have his Shares purchased or redeemed, or to have his Shares exchanged for money or non-money consideration in any form or combination of forms, including a new issue of Shares by the Company;

(c)

in accordance with a right of the Company to purchase or redeem Shares in exchange for money or non-money consideration in any form or combination of forms, including a new issue of Shares by the Company;

(d)

in accordance with an agreement between the Shareholder and the Company pursuant to which the Shareholder agrees to sell and the Company agrees to purchase some or all of the Shares held by that Shareholder in exchange for money or non-money consideration in any form or combination of forms, including a new issue of Shares by the Company;

(e)	for no consideration by way of surrender in writing of the Share or Shares to the Company signed by the Shareholder holding the Share or Shares; or

(f)	in accordance with any other provisions of the Memorandum and Articles.

36.	The Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is:

(a)	permitted by the Memorandum or these Articles; or

(b)	entitled pursuant to the provisions of the Act, including for the avoidance of doubt Part IX,

to purchase, redeem or otherwise acquire the relevant Shares without the consent of such Shareholder.

37.	Any Secured Shares shall not be purchased, redeemed or otherwise acquired by the Company while it remains subject to any Security.

TREASURY SHARES

38.

Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles shall be cancelled immediately or, if the Directors so determine, held as Treasury Shares in accordance with the Act and Article 39.

39.

Shares may only be purchased, redeemed or otherwise acquired and held as Treasury Shares where, when aggregated with the number of Shares of the same Class already held by the Company as Treasury Shares, the total number of Treasury Shares does not exceed 50 percent of the Shares of that Class previously issued by the Company, excluding those Shares that have been cancelled.

40.	Where and for so long as Shares are held by the Company as Treasury Shares, all rights and obligations attaching to such Shares are suspended and shall not be exercised by or against the Company.

41.	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by Resolution of Directors determine.

MEETINGS OF SHAREHOLDERS

42.	The Directors may, whenever they think fit, convene a meeting of Shareholders.

43.

Shareholders’ meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at a meeting of the Shareholders of the Company on the matter for which the meeting is being requested holding at least thirty percent of outstanding Shares entitled to vote in the Company deposited at the Registered Office specifying the objects of the meeting for a date no later than twenty one days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty five days after the date of such deposit, the requisitionists themselves may convene the Shareholders’ meeting in the same manner, as nearly as possible, as that in which Shareholders’ meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the Shareholders’ meeting shall be reimbursed to them by the Company.

44.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at meetings of the Shareholders of the Company may convene a Shareholders’ meeting in the same manner as nearly as possible as that in which Shareholders’ meetings may be convened by the Directors.

NOTICE OF MEETINGS OF SHAREHOLDERS

45.

At least seven days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business to be considered at the meeting, shall be given in the manner hereinafter provided to such Persons as are, under these Articles, entitled to receive such notices from the Company.

46.	A meeting of Shareholders held in contravention of the notice requirements set out above is valid if Shareholders holding not less than a ninety percent majority of the:

(a)	total number of Shares entitled to vote on all matters to be considered at the meeting; or

(b)	votes of each Class of Shares where Shareholders are entitled to vote thereon as a Class together with not less than an absolute majority of the remaining votes,

have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute a waiver.

47.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT SHAREHOLDERS’ MEETINGS

48.

No business shall be transacted at any Shareholders’ meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the Shares of the Company entitled to vote at the meeting, present in person or by proxy, shall form a quorum.

49.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

50.

If the Directors wish to make this facility available for a specific Shareholders’ meeting or all Shareholders’ meetings of the Company, participation in any Shareholders’ meeting may be by means of a telephone or by other electronic means provided that all Persons participating in such meeting are able to hear each other and such participation shall be deemed to constitute presence in person at the meeting.

51.	The chairman, if any, of the Directors shall preside as chairman at every Shareholders’ meeting.

52.

If there is no such chairman, or if at any Shareholders’ meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

53.

The chairman may with the consent of any Shareholders’ meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

54.

The Directors may cancel or postpone any duly convened Shareholders’ meeting at any time prior to such meeting, except for Shareholders’ meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

55.

At any Shareholders’ meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

56.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

57.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

58.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

59.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a Shareholders’ meeting, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder.

60.	The following shall apply in respect of joint ownership of Shares:

(a)	if two or more Persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

61.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by the Person or Persons appointed by that court, and any such Person or Persons may vote by proxy.

62.

No Shareholder shall be entitled to vote at any Shareholders’ meeting unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

63.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

64.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

65.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

66.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

67.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

68.

An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any such resolution is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts in like form each counterpart being signed by one or more Shareholders.

69.

The provisions of the Memorandum and the Articles as regards Shareholders’ meetings and Resolutions of Shareholders shall apply mutatis mutandis to any meeting or resolution of the holders of a Class or Series of Shares.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

70.

Any Shareholder or Director that is a corporation or other entity may by resolution of its directors or other governing body authorise such natural person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or Series or of the Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

71.

Except during the period from the date of incorporation until the date on which the first Directors are appointed by the first Registered Agent of the Company pursuant to Article 74, the minimum number of Directors shall be one.

72.

Subject to the Article above, the Company may by a Resolution of Shareholders from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

73.	Subject to these Articles, the Company may appoint any natural person or corporation to be a Director. The following are disqualified from appointment as a Director:

(a)	an individual who is under eighteen years of age;

(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act (or any successor provision);

(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act (or any successor provision);

(d)	an undischarged bankrupt; and

(e)	any other person disqualified by the Memorandum and these Articles.

74.	The first Director(s) shall be appointed by the first Registered Agent of the Company within six months of the date of its incorporation, and thereafter, the Directors shall be elected:

(a)	by the Shareholders for such terms as the Shareholders may determine; or

(b)	by the Directors for such terms as the Directors may determine.

A person shall not be appointed as a Director unless he has consented in writing to be a Director.

75.

Each Director shall hold office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors, as the case may be, appointing him. In the case of a Director who is an individual the term of office of a Director shall terminate on the Director’s death, resignation or removal. The bankruptcy of a Director or the appointment of a liquidator, administrator or receiver of a corporate Director shall terminate the term of office of such Director.

76.

A Director may be removed from office, with or without cause, by a Resolution of Shareholders or, with cause, by a Resolution of Directors. Section 114(2) of the Act shall not apply to the removal of a Director.

77.

A Director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

78.	A vacancy in the board of Directors existing or arising because the maximum number of directors has not been appointed may be filled by a Resolution of Shareholders or by a Resolution of Directors.

79.	The remuneration of the Directors may be determined by a Resolution of Directors or by a Resolution of Shareholders.

80.	There shall be no shareholding qualification for Directors unless determined otherwise by a Resolution of Shareholders.

81.	The Company shall keep a Register of Directors containing:

(a)	the names and addresses of the persons who are Directors or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the Register of Directors was appointed as a Director, or nominated as a reserve director, of the Company;

(c)	the date on which each person named as a Director ceased to be a Director; and

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect.

82.

The Register of Directors or a copy of it shall be kept at the office of the Registered Agent and the Company shall file a copy of such Register of Directors with the Registrar of Corporate Affairs for registration, where required by the Act.

ALTERNATE DIRECTOR

83.

Any Director may in writing appoint another person, who need not be a Director, to be his alternate. Every such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote on and/or consent in writing to any Resolution of Directors in the place of the Director. Where the alternate is a Director he shall be entitled to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS OF DIRECTORS

84.

The business and affairs of the Company shall be managed by, or be under the direction or supervision of, the Directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by these Articles.

85.

Notwithstanding section 175 of the Act, the Directors have the power to sell, transfer, lease, exchange or otherwise dispose of the assets of the Company, without restriction and without complying with the provisions of section 175, which shall not apply to the Company.

86.

The Directors may, by a Resolution of Directors, appoint any Person, including a person who is a Director, to be an Officer or agent of the Company. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

87.

Every Officer or agent of the Company has such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the Officer or agent, except that no Officer or agent has any power or authority with respect to the matters requiring a Resolution of Directors under the Act or these Articles or are otherwise not permitted to be delegated under the Act.

88.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

89.

The Directors may, by a Resolution of Directors, designate one or more committees of Directors, each consisting of one or more Directors, in accordance with section 110 of the Act (each a “Committee of Directors”).

90.

Each Committee of Directors has such powers of the Directors, including the power to affix the Seal and to appoint a sub-committee and delegate its powers to that sub-committee, as are set forth in the Resolution of Directors establishing the Committee of Directors, except that no Committee of Directors may be delegated any power:

(a)	to amend the Memorandum or these Articles;

(b)	to designate committees of Directors;

(c)	to delegate powers to a committee of Directors;

(d)	to appoint or remove Directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

(h)	to make a determination under section 57(1) of the Act that the company will, immediately after a proposed distribution, satisfy the Solvency Test.

91.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand or otherwise) appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

BORROWING POWERS OF DIRECTORS

92.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DUTIES OF DIRECTORS

93.

Subject to the following Article, the Directors when exercising their powers or performing their duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

94.	Notwithstanding the foregoing:

(a)

where the Company is a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties as Directors, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company;

(b)

where the Company is a subsidiary, but not a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, and with the prior agreement of the Shareholders other than the holding company, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company; and

(c)

where the Shareholders are carrying out a joint venture, the Directors may, when exercising their powers or performing their duties in connection with the carrying out of the joint venture, act in a manner which they believe to be in the best interests of a Shareholder or Shareholders, even though it may not be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

95.

The Directors may meet together (either within or without the British Virgin Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

96.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or other electronic means provided that all persons participating in such meeting can hear one other and such participation shall be deemed to constitute presence in person at the meeting.

97.

A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend, waive notice of the meeting, and for this purpose, the presence of a Director at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

98.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

99.

If the Company shall have only one Director the provisions herein contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders.

100.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may by a Resolution of Directors determine. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

101.	The Directors shall cause the following corporate records to be kept:

(a)	minutes of all meetings of Directors, Shareholders, committees of Directors, committees of Officers and committees of Shareholders; and

(b)	copies of all resolutions consented to by Directors, Shareholders, Classes of Shareholders, committees of Directors, committees of Officers and committees of Shareholders.

102.	The books, corporate records and minutes shall be kept at the office of the Registered Agent, at the Company’s principal place of business or at such other place as the Directors determine.

103.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be presumed to have been duly held unless the contrary is shown.

104.

An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of the relevant committee of Directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by the Directors holding a simple majority of the votes or by the members of the relevant committee holding a simple majority of the votes, as the case may be, without the need for any notice. Such consent may be in the form of counterparts, each counterpart being signed by one or more Directors.

105.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors, or of summoning a Shareholders’ meeting, but for no other purpose.

106.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

107.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

108.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

109.

All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

OFFICERS

110.	The Company may by Resolution of Directors appoint Officers at such times as shall be considered necessary or expedient. Any number of offices may be held by the same person.

111.

The Officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Resolution of Shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of the chairman of the board of Directors to preside at meetings of Directors and Shareholders, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

112.	The emoluments of all Officers shall be fixed by Resolution of Directors.

113.

The Officers shall hold office until their successors are duly elected and qualified, but any Officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

CONFLICT OF INTERESTS

114.

A Director shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the board of Directors. Where a Director’s interest in a transaction is not disclosed in accordance with this Article prior to the transaction being entered into, unless it is not required to be disclosed in accordance with Article 116 below, the transaction is voidable by the Company.

115.	Notwithstanding the previous Article, a transaction entered into by the Company is not voidable by the Company if:

(a)

the material facts of the interest of the Director in the transaction are known by the Shareholders entitled to vote at a meeting of Shareholders and the transaction is approved or ratified by a Resolution of Shareholders; or

(b)

the Company received fair value for the transaction, and such determination of fair value is made on the basis of the information known to the Company and the interested Director at the time that the transaction was entered into.

116.

A Director is not required to disclose an interest pursuant to Article 114 above, if the transaction is between the Company and the Director and the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

117.	A Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on or consent to a Resolution of Directors regarding the transaction or a matter relating to the transaction;

(b)	attend a meeting of Directors at which the transaction or a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum; and

(c)	sign a document on behalf of the company, or do any other thing in his capacity as a Director, that relates to the transaction or a matter relating to the transaction.

REGISTER OF CHARGES

118.	The Company shall maintain at the Registered Office or at the office of the Registered Agent a register of all charges created by the Company showing:

(a)	if the charge is a charge created by the Company, the date of its creation or, if the charge is an existing charge on property acquired by the Company, the date on which the property was acquired;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security, or if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)

details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

THE SEAL, INSTRUMENTS UNDER SEAL AND DEEDS

119.	The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the office of the Registered Agent.

120.

The Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

121.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

122.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

123.	An instrument under seal or deed may be executed by the Company in any manner permitted by the Act.

DISTRIBUTIONS

124.

The Company may, from time to time, by a Resolution of Directors authorise a Distribution by the Company at such time, and of such amount, to any Shareholders, as it thinks fit if they are satisfied, on reasonable grounds, that immediately after the Distribution, the Company satisfies the following solvency test:

(a)	the value of the Company’s assets will exceed its liabilities; and

(b)	the Company will be able to pay its debts as they fall due.

125.

The Directors may, before making any Distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

126.

Notice of any Distribution that may have been authorised shall be given to each Shareholder in the manner hereinafter mentioned and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

127.	No Distribution shall bear interest as against the Company and no Distribution shall be authorised or made on Treasury Shares.

128.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give receipt for any Distribution made in respect of such Shares.

RECORDS AND UNDERLYING DOCUMENTATION

129.	The Company shall keep such records and underlying documentation that:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

130.

The records and underlying documentation shall be kept at the office of the Registered Agent or at such other place or places, within or outside the British Virgin Islands as the Directors think fit, and shall always be open to the inspection of the Directors.

131.

Subject to the Act, the Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the records and underlying documentation of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any records or underlying documentation of the Company except as conferred by the Act or other applicable law or authorised by a Resolution of Directors or by a Resolution of Shareholders.

132.

Audited accounts relating to the Company’s affairs shall only be prepared if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.

133.	Any auditors of the Company appointed shall not be deemed to be Officers.

NOTICES

134.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register of Members, by electronic mail or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

135.

Any Shareholder present, either personally or by proxy, at any Shareholders’ meeting shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

136.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

137.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

138.	Notice of every Shareholders’ meeting shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)

every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting, provided such Person has given notice of the death or bankruptcy to the Company.

No other Person shall be entitled to receive notices of Shareholders’ meetings.

INDEMNITY

139.	Subject to the provisions of the Act, the Company may indemnify any Person (an “Indemnifiable Person”) who:

(a)

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a Director, of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise against all losses or liabilities, expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by the Company in the execution of the duties of his office, or in relation thereto provided he acted honestly and in good faith with a view to the best interest of the Company and except for his own wilful misconduct or negligence.

140.

Expenses, including legal fees, incurred by an Indemnifiable Person in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings.

141.

The Company may purchase and maintain insurance in relation to any person who is or was a director, officer, employee, agent or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer, employee, agent or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

142.

Neither the amendment nor repeal of these Articles 139 to 142, nor the adoption of any provision of the Memorandum or Articles of the Company, nor, to the fullest extent permitted by law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding or suit (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

INSURANCE

143.

The Company may purchase and maintain insurance in relation to any person who is or was a Director, or who at the request of the Company is or was serving as a Director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability in the preceding Article.

NON-RECOGNITION OF TRUSTS

144.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors, and shall recognise any Security or any rights in any Secured Share of the Secured Party.

VOLUNTARY LIQUIDATION

145.	The Company may voluntarily commence its liquidation and dissolution by appointing a voluntary liquidator in accordance with section 199 of the Act if:

(a)	it has no liabilities; or

(b)	it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

146.	A voluntary liquidator may be appointed by a Resolution of Shareholders or, if the Company has never issued Shares, by a Resolution of Directors.

AMENDMENT OF ARTICLES OF ASSOCIATION

147.	These Articles may be amended in the manner prescribed in the Memorandum.

CLOSING OF REGISTER OF MEMBERS OR FIXING RECORD DATE

148.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any Distribution, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case forty days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register of Members shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

149.

The Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any Distribution the Directors may, at or within ninety days prior to the date of declaration of such Distribution, fix a subsequent date as the record date for such determination.

150.

If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a Distribution, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

151.

The Company may by Resolution of Directors or by Resolution of Shareholders resolve to be registered by way of continuation in a jurisdiction outside the British Virgin Islands in the manner provided under those laws. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Corporate Affairs to deregister the Company in the British Virgin Islands and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

152.

The Directors, or any service providers (including the Officers, the Secretary and the Registered Agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

Annex E

OPINION OF DEUTSCHE BANK AG, HONG KONG BRANCH, AS FINANCIAL ADVISOR TO SPECIAL COMMITTEE

December 11, 2023

The Special Committee of the Board of Directors

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

No. 2 Disheng Middle Road

Economic-Technological Development Area, Beijing

People’s Republic of China

Members of the Special Committee of the Board of Directors:

Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”) has acted as financial advisor to the Special Committee of the Board of Directors (the “Special Committee”) of HOLLYSYS AUTOMATION TECHNOLOGIES LTD., a BVI business company incorporated under the laws of the British Virgin Islands (the “Company”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”), to be entered into on December 11, 2023 among the Company, Superior Technologies Holding Limited (“Parent”), and Superior Technologies Mergersub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Parent (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction and except as otherwise specified therein, each ordinary share, par value US$0.001 per share, of the Company (the “Company Ordinary Shares”), will be converted into the right to receive US$26.50 in cash without interest (the “Per Share Merger Consideration”). The terms of the Transaction are more fully described in the Merger Agreement.

You have requested our opinion, as investment bankers, as of the date hereof, as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Transaction pursuant to the Merger Agreement by the holders of the Company Ordinary Shares, excluding the holders of the Parent and its affiliates.

In connection with our role as financial advisor to the Special Committee, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for Company Ordinary Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies that we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the implied premiums paid in selected transactions that we deemed relevant, (iv) reviewed a draft dated December 11, 2023 of the Merger Agreement and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of the Company, the Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed with your knowledge and permission, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Special Committee in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Per Share Merger Consideration, from a financial point of view, to the holders of Company Ordinary Shares (excluding the Parent and its affiliates) as of the date hereof, without regard to individual circumstances of specific holders or the securities of the Company held by such holders, nor does our opinion address relative fairness. This opinion does not address any other terms of the Transaction or the Merger Agreement or related documents. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of Company Ordinary Shares should vote or act with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Per Share Merger Consideration to be received by the holders of Company Ordinary Shares.

Deutsche Bank will be paid a fee for its services as financial advisor to the Special Committee in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. One or more members of the group companies of Deutsche Bank AG (including its affiliates, the “DB Group”) have provided investment banking services to the Company or its affiliates but have not received any compensation in relation to such services. The DB Group may also provide investment and commercial banking services to Parent and the Company, or their respective affiliates, in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Per Share Merger Consideration to be received in the Transaction pursuant to the Merger Agreement by holders of Company Ordinary Shares is fair, from a financial point of view, to such holders of Company Ordinary Shares, excluding Parent and its affiliates.

Very truly yours,

DEUTSCHE BANK AG, HONG KONG BRANCH

Annex F

SECTION 179 OF THE BVI BUSINESS COMPANIES ACT

179. (1)	A member of a company is entitled to payment of the fair value of his or her shares upon dissenting from—

(a)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b)	a consolidation, if the company is a constituent company;

(c)

any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including—

(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter;

(ii)

a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or

(iii)	a transfer pursuant to the power described in section 28(2);

(d)	a redemption of his or her shares by the company pursuant to section 176; and

(e)	an arrangement, if permitted by the Court.

(2)

A member who desires to exercise his or her entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his or her shares if the action is taken.

(4)

Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action. (Amended by Act 26 of 2005)

(5)

A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his or her decision to elect to dissent, stating—

(a)	his or her name and address;

(b)	the number and classes of shares in respect of which he or she dissents; and

(c)

a demand for payment of the fair value of his or her shares; and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his or her decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him or her in accordance with section 172.

(6)	A member who dissents shall do so in respect of all shares that he or she holds in the company.

(7)	Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

(8)	Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on

F-1

which the proposed action is put into effect, whichever is later, the company, or, in the case of a merger or consolidation, the surviving company, or the consolidated company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

(9)

If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply—

(a)	the company and the dissenting member shall each designate an appraiser;

(b)	the 2 designated appraisers together shall designate an appraiser;

(c)

the 3 appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d)	the company shall pay to the member the amount in money upon the surrender by him or her of the certificates representing his or her shares.

(10)	Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11)

The enforcement by a member of his or her entitlement under this section excludes the enforcement by the member of a right to which he or she might otherwise be entitled by virtue of his or her holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12)

Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

F-2

Annex G

Hollysys Automation Technologies Ltd.

(Incorporated under the laws of the British Virgin Islands)

(NASDAQ: HOLI)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING

to be held on February 8, 2024, at 10:00 a.m. (Hong Kong time)

I/We                                          [insert name] of                                                                                                [insert address] being the registered holder of                                          [insert number] ordinary shares1, par value US$0.001 per share, of Hollysys Automation Technologies Ltd. (the “Company”) acknowledge the receipt of the notice of extraordinary general meeting of the shareholders of the Company and proxy statement, dated January 5, 2024 and hereby appoint                                                               [insert name], or failing him/her, the Chairman of the extraordinary general meeting (the “Chairman”)2 as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong on February 8, 2024, at 10:00 a.m. (Hong Kong time) and at any adjournment thereof, and to vote for me/us at such meeting or adjournment thereof as indicated below3, or if no such indication is given, in his or her discretion.

PROPOSAL NO. 1:

The agreement and plan of merger, dated as of December 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (such Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (such Articles of Merger and Plan of Merger being substantially in the forms attached as Annex B and Annex C, respectively, to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”), and any and all transactions contemplated by the Merger Agreement, including: (a) the Merger and (b) upon the Merger becoming effective, the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached as Annex D to the accompanying proxy statement (the “Amendment of the M&A”), be authorized and approved.

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 2:

Article 14.1 of the articles of association of the Company be deleted in its entirely and replaced with the following: “Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one and not more than eight (8)”.

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 3:

Subject to the amendment referred to in Proposal No. 2 taking effect, Guanghua Miao be and is hereby appointed as a director on the board of directors of the Company (the “Board”), with immediate effect.

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

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PROPOSAL NO. 4:
Subject to the amendment referred to in Proposal No. 2 taking effect, Ding Wei be and is hereby appointed as a director on the Board, with immediate effect.
The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 5:

Subject to the amendment referred to in Proposal No. 2 taking effect, Dennis Demiao Zhu be and is hereby appointed as a director on the Board, with immediate effect (the foregoing (ii), (iii), (iv) and (v) collectively, the “Director Appointment”).

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 6:

Each of the directors and officers of the Company be authorized and instructed to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A.

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL NO. 7:

The extraordinary general meeting be adjourned, if necessary or appropriate, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions.

The Board recommends that you vote FOR this proposal. ☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated ,                              [insert date]

                                                                                      Signature(s)4

1.         Please insert the number of Shares registered in your name(s) to which this Proxy relates. If no number is inserted, this Proxy will be deemed to relate to all the Shares in the Company registered in your name(s).

2.         A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the extraordinary general meeting” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.         IMPORTANT: IF YOU WISH TO VOTE FOR A PROPOSAL, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PROPOSAL, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PROPOSAL, TICK THE BOX MARKED “ABSTAIN”. The Shares represented by all properly executed proxies returned to the Company will be voted at the extraordinary general meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Proxy. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Chairman of the extraordinary general meeting as proxy holder will vote all resolutions in accordance with the recommendation of the Board.

4.         This Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same. Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Proxy in accordance with these instructions. For a proxy to be effective, it must be properly executed and dated, by delivering the proxy either by hand or by post, at the offices of Morrow Sodali LLC, our proxy solicitor, at c/o Proxy Services Corporation, 10 Drew Court - Unit 3, Ronkonkoma, New York 11779, USA no later than February 7, 2024 at 5:00 p.m. (Eastern Time).

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Annex H

BIOGRAPHICAL INFORMATION

It should be noted that the biographical information of the nominees included in this Annex H was provided by the Buyer. The Company disclaims any, and assumes no, responsibility or accountability with respect to the accuracy, completeness, correctness and adequateness of the information provided, published or filed by the Buyer.

Guanghua Miao

•	Education Background

•	LL.B., East China Normal University, 1982

•	LL.M., New York University School of Law, 1985

•	Work Experience

•	Foreign lawyer, Paul, Weiss Rifkind, Wharton & Garrison, New York, 1985.9-1987.12

•	Associate and Partner, Skadden Arps, Slate, Meagher & Flom LLP, New York, Hong Kong, Shanghai 1988.1-2017.2

•	Specializing in mergers and acquisitions, finance transactions. Served on Skadden’s governing body, the Policy Committee.

•	Admission: New York

Ding Wei

•	Education Background

•	Bachelor of Science in Finance, Renmin University of China, 1978-1982

•	Doctoral training in Economics, University of Texas at Austin, 1984-1987

•	Harvard Business School Senior Executive Program for World Bank Managers, 1998-1999

•	Work Experience

•	1987-1999: Economist and project officer at the World Bank and International Monetary Fund in Washington, D.C.

•	1999-2002: China country head of Deutsche Bank, mainly engaged in commercial banking

•

2002-2011: Worked in the investment banking division of China International Capital Corporation Limited (CICC), served as managing director, chairman of the investment banking management committee and head of the investment banking department

•

2011-2014: Member of Temasek’s Global Senior Management Committee and Global Investment Committee, and concurrently as its China CEO, engaging in private equity investment and securities investment activities

•	2016-2020: Rejoined CICC to establish CICC Capital and served as its CEO and chairman, engaging in fund investment and private equity investment

•	October 2020: Set up Broad River Capital and serves as its chairman, engaging in private equity investment

•

Present: Serves as an independent director at the boards of Guotai Junan, a top securities firm in China, Hundsun Technologies, a top fintech company in China, and Changan Automobile, one of the four largest auto companies in the country

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Dennis Demiao Zhu

•	Education Background

•	BSc in Economics, Hebei Institute of Geology, 1982

•	Master’s degree in economics, China’s Ministry of Finance Research Institute, 1985

•	MBA, University of Chicago Graduate School of Business, 1993

•	Work Experience

•	1982-1990: Served the Chinese Ministry of Finance, seconded to Hong Kong and Chicago for five of the eight years

•	1992-1994: Worked at FMC Corporation’s Investment Analysis Department, based in Chicago

•	1994-1999: Worked at Credit Suisse First Boston in the Equity Capital Markets and Investment Banking departments as Head of China Businesses

•

Prior to joining Oaktree: Managing Director, Chairman of Greater China Operating Committee and member of Asia Pacific Executive Committee at JPMorgan Chase, focusing on formulating and executing strategies to build JPMorgan’s investment banking practice and markets business in the region, developing and maintaining important business and government relationships, and providing strategic advice on new businesses and transactions to the senior management of JPMorgan Chase

•	2005: Joined Oaktree Capital (Hong Kong) Limited as Managing Director, responsible primarily for fundraising, developing investment opportunities and enhancing existing relationships in Greater China

•	2010-2011: Served as Senior Advisor for Oaktree Capital (Hong Kong) Limited

•

Present: Serves as a member of the Global Leadership Group of the University of Chicago Booth School of Business, an Independent Director of the Board of Directors of Gravitas Education Holdings (GEHI:NYSE)

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